                                                Filed pursuant to Rule 424(b)(1)
                                                Registration No. 333-37159
PROSPECTUS
--------------------------------------------------------------------------------

1,700,000 COMMON SHARES

LOGO

     All of the 1,700,000 Common Shares offered hereby are being sold by IOMED, Inc. (the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Company's Common Shares. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has been approved to list the Common Shares for quotation on the American Stock Exchange under the symbol "IOX."

     Elan Corporation, plc, through certain affiliates, has agreed to purchase directly from the Company, in private placement transactions which will be completed concurrently with the closing of the Offering, $15.74 million of Common Shares at a price per share equal to the initial public offering price hereunder (approximately 2,099,000 shares). Simultaneously with such purchases, the Company will repay $15.74 million (including interest) in notes previously issued to Elan. See "Transactions Related to the Offering,"
"Business -- Collaborative Relationships and Licenses" and "Certain
Transactions."
                            ------------------------

      THE COMMON SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 8.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

======================================================================================================
                                                     UNDERWRITING DISCOUNTS         PROCEEDS TO
                              PRICE TO PUBLIC          AND COMMISSIONS(1)            COMPANY(2)
------------------------------------------------------------------------------------------------------
Per share                          $7.50                     $0.525                    $6.975
------------------------------------------------------------------------------------------------------
Total(3)                        $12,750,000                 $892,500                $11,857,500
======================================================================================================

(1) Excludes the issuance of warrants to the Underwriters to purchase, after the first anniversary of the date hereof, up to an aggregate of 170,000 Common Shares at an exercise price equal to (i) 125% of the initial public offering price set forth above after the first anniversary of the date of this Prospectus and (ii) 150% of the initial public offering price set forth above after the third anniversary of the date of this Prospectus. Holders of such warrants have been granted certain registration rights under the Securities Act of 1933, as amended, with respect to the securities issuable upon exercise of such warrants. In addition, the Company has granted the Underwriters a nonaccountable expense allowance of $245,000. The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company, estimated at $1,350,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 255,000 Common Shares, on the same terms as set forth above, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $14,662,500, $1,026,375 and $13,636,125, respectively. See "Underwriting."
                            ------------------------

     The Common Shares offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of such Common Shares will be made by EVEREN Clearing Corp. through the facilities of the Depository Trust Company, New York, New York on or about April 29, 1998.

EVEREN SECURITIES, INC.
                              HANIFEN, IMHOFF INC.
                                                 WEDBUSH MORGAN SECURITIES

The date of this Prospectus is April 23, 1998

                              [INSIDE FRONT COVER]

                  [GRAPHICS DEPICTING THE COMPANY'S PRODUCTS.]

The "Prototype" device shown above has not been approved by the United States Food and Drug Administration (the "FDA") or any other regulatory authority for sale in the United States or elsewhere in the world. There can be no assurance that this Prototype will be successfully developed by the Company or approved by the FDA or any foreign regulatory authority on a timely basis, if ever. See "Risk Factors -- Uncertainty of Government Regulation."

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES OF THE COMPANY, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE
"UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus, including information under "Risk Factors." Throughout this Prospectus, except where the context otherwise requires, reference to the "Company" means the Company and its subsidiaries. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual operating results may differ significantly from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  THE COMPANY

INTRODUCTION

     IOMED, Inc. (the "Company") develops, manufactures and commercializes controllable drug delivery systems using iontophoretic technology. Iontophoresis is a non-invasive method of enhancing and controlling the transport of water-soluble ionic drugs into and through the skin using a low level electrical current. The Company's proprietary iontophoretic drug delivery systems allow rapid onset and cessation of therapeutic action, as well as programmable dose control. The systems enable caregivers to monitor and control the onset of drug effectiveness and maintain, reduce or cease drug administration once a desired therapeutic effect is observed. Additionally, the Company is developing systems designed to permit patient control and selfadministration. The programming feature also enables caregivers to customize dosing patterns to meet each patient's specific needs. The flexibility of the Company's proprietary systems provides therapeutic control not possible with many alternative drug delivery methods, including oral tablets and capsules, injections, inhalants, and passive transdermal patches. The Company's systems may also increase bioavailability, safety and patient comfort.

BUSINESS STRATEGY

     The Company's primary business goal is to establish its proprietary iontophoretic drug delivery systems as a cost effective preferred means of delivering a wide range of drugs. The Company's strategy for achieving this goal includes (i) pursuing product development of drug delivery systems for off-patent drugs with known safety and efficacy; (ii) entering into collaborative relationships with pharmaceutical companies for the delivery of new chemical entities and proprietary drugs; (iii) broadening the market penetration and potential applications of the Company's existing delivery systems; (iv) enhancing the Company's technology platform through internal research and development; (v) pursuing new technology through in-licensing and acquisitions; and (vi) retaining control of the manufacturing revenue stream.

COMPANY PRODUCTS

     The Company currently markets two products, an iontophoretic system used to deliver dexamethasone sodium phosphate ("Dexamethasone"), a corticosteriod used in the treatment of acute local inflammation, and an iontophoretic system used to deliver Iontocaine, a proprietary drug used for local dermal anesthesia. The iontophoretic drug delivery systems the Company currently markets are comprised of a reusable programmable dose controller which is used to direct the electrical current to control drug dosing and a pair of proprietary disposable electrodes, one containing the drug and one serving as a grounding electrode to complete the electrical circuit through the skin. The drug delivery electrode may be applied to the patient's skin at a local treatment site (such as for joint or tendon soreness or to induce local dermal anesthesia), or at any suitable site on the body for systemic drug delivery. When an electrical current with the same positive or negative electric charge as the drug is applied to the drug electrode, the drug is repelled from the electrode and into and through the skin.

     Dexamethasone. The Company's acute local inflammation product is a system used principally by physical therapists and professional athletic trainers for the delivery of Dexamethasone. Since it was introduced in 1979, the Company's product has been used in over 11 million patient applications for the treatment of acute inflammatory conditions such as tendonitis (e.g., tennis elbow, golfers elbow and achilles tendonitis), bursitis and carpal tunnel syndrome. More than 9 million of these applications have occurred since 1990, when the Company introduced its present family of gel electrodes for use with its microprocessor controlled dose controllers. The product is currently marketed to the physical therapy market as a device, under a 510(k) pre-market notification by the United States Food and Drug Administration ("FDA"), for use in connection with delivering ions of soluble salts or other drugs. Recently, the FDA determined that all future iontophoretic drug delivery systems will be required to go through the New Drug Application process with the specific drug that is to be delivered. In order to address the new regulatory framework and to broaden the clinical basis for the treatment of acute local inflammation using the Company's iontophoretic delivery system for Dexamethasone, the Company has filed an Investigational New Drug application with the FDA and has initiated clinical studies to establish formally the safety and efficacy of its drug delivery system for Dexamethasone. If the clinical trials are successful and the Company receives regulatory approval, the Company believes it will be able to actively promote the iontophoretic delivery of Dexamethasone to general and family practice physicians, orthopedists, neurologists and sports and industrial medicine clinics. The Company believes the ability to promote iontophoresis with Dexamethasone will enhance its ability to establish its delivery system for Dexamethasone as a primary treatment option for acute local inflammatory conditions.

     Iontocaine. The Company's iontophoretic delivery system was approved by the FDA in January 1996 for use in inducing local dermal anesthesia, and the Company began marketing the product in early 1997. Iontocaine is the first drug with labeling specifically for iontophoretic delivery. In addition, Iontocaine is approved for use only with the Company's drug delivery systems. The Iontocaine product provides needle-free, long lasting local dermal anesthesia up to six times more rapidly and up to three times deeper than can be achieved using topical anesthetic creams. The Company is initially marketing its Iontocaine delivery system under the name Numby Stuff to pediatric hospitals in the United States for use in connection with inducing local dermal anesthesia prior to pediatric intravenous starts, blood draws, lumbar punctures and other similar invasive procedures. The Company plans to extend its marketing efforts for Iontocaine to include pediatric clinics, non-pediatric hospitals, and office based physician practices for use in connection with numerous therapeutic applications, including blood draws and minor dermatological procedures. The Company is also evaluating the use of Iontocaine in connection with gynecological procedures requiring dermal or mucosal anesthesia. The use of Iontocaine for mucosal applications will require additional FDA approval.

     Many pharmaceutical compounds, including peptides and oligonucleotides, have physical and chemical properties consistent with delivery by iontophoresis. Therefore, the Company believes its technology may be applicable to a number of other compounds and therapeutic applications. The Company is also independently developing a number of iontophoretic drug delivery systems for other indications, including conscious sedation, tocolysis (the remission of pre-term labor), and postoperative and chronic pain control.

COLLABORATIVE RELATIONSHIPS

     Novartis. In July 1995, the Company entered into a research and development agreement with Ciba Pharmaceuticals Corporation, a predecessor to Novartis Pharmaceuticals Corporation ("Novartis"), an affiliate of Novartis Pharma, A.G., the international pharmaceutical company formed as a result of the merger of Ciba-Geigy Corporation and Sandoz Corporation in 1997. The collaboration was formed to evaluate the development of iontophoretic drug delivery systems for a number of Novartis compounds for use in several therapeutic applications. The joint effort is currently directed toward the development of a delivery system for a compound to treat osteoporosis. The Company believes this system could enter clinical trials during 1999.

     In connection with the collaboration, Novartis purchased a 20% equity interest in Dermion, Inc. ("Dermion"), a subsidiary of the Company that conducts most of its research and development activities. The Company, Dermion and Novartis amended the terms of their collaborative arrangement. Under the terms of the amendment, effective November 1, 1997, Novartis exchanged its interest in Dermion for 238,541 Common Shares of the Company and warrants to acquire, under certain conditions and through November 1, 2002, an additional 18,750 Common Shares at an exercise price of $21.60 per share. As a result, Dermion became a wholly-owned subsidiary of the Company. Pursuant to the agreements, Novartis is required to pay for research costs under the program and to make milestone payments upon the successful completion of certain later stage development objectives. In addition, the Company granted Novartis a perpetual, non-exclusive, royalty bearing license to the Company's iontophoretic technology as well as certain rights with respect to future technology developed or acquired by the Company.

     Elan. In March 1997, the Company entered into agreements with Elan Corporation, plc and certain of its affiliates (collectively, "Elan"), an international developer and manufacturer of advanced drug delivery technologies. The agreements provide the Company with exclusive, worldwide licenses to certain of Elan's iontophoretic drug delivery technology, including over 250 issued and 47 pending United States and foreign patents, as well as a significant body of know-how and clinical study results. The Company believes the Elan technology significantly expands its iontophoretic technology platform, enhances its competitive position and better positions the Company to shorten the development horizon of its iontophoretic drug delivery systems, including the miniaturized, integrated, wearable systems currently under development by the Company. The Company acquired the Elan technology by issuing two promissory notes, a $10.0 million note and a $5.0 million note (the "Elan Notes"). Under the agreement with Elan, Elan will purchase directly from the Company, in private placement transactions which will be completed concurrently with the closing of the Offering, $15.74 million of Common Shares (the "Elan Shares") at a price per share equal to the initial public offering price hereunder (approximately 2,099,000 shares). Simultaneously with such purchases, the Company will repay the Elan Notes, including interest thereon.

     The Company was incorporated in Utah in 1974 as Motion Control, Inc. In 1987, the Company merged with JMW Acquisition Corporation, and the name of the merged entity was changed to IOMED, Inc. All references to the Company include the Company's predecessor entities, as well as Dermion. The Company's principal executive offices are located at 3385 West 1820 South, Salt Lake City, Utah 84104, and its telephone number is (801) 975-1191.

     IOMED, Dermion, Phoresor, Iontocaine, Anestrode, TransQ, Numby Stuff and the Company's logo are registered trademarks of the Company or are marks in which the Company claims trademark rights. This Prospectus also includes references to trademarks of companies other than the Company.

                                  THE OFFERING

Common Shares offered...........................  1,700,000 shares
Common Shares to be outstanding after the
  Offering......................................  7,234,737 shares(1)
Use of Proceeds.................................  For research and product development; preclinical and clinical studies; expansion of sales and marketing capabilities;
                                                  consolidation and equipping of Company facilities; and working capital and other general corporate purposes. See "Use of
                                                  Proceeds."
American Stock Exchange symbol..................  IOX

---------------

(1) Based on Common Shares outstanding as of March 1, 1998. Includes the sale of the Elan Shares (approximately 2,099,000 Common Shares) concurrently with the closing of the Offering, the mandatory conversion of 28,800 Series C Preferred Shares into 28,800 Common Shares in connection with the closing of the Offering and the issuance to Laboratories Fournier S.C.A. ("Laboratoires Fournier") of 29,723 Common Shares under the terms of an agreement between the Company and Laboratoires Fournier. Excludes (i) 339,158 Common Shares issuable upon exercise of options granted pursuant to the Company's stock option plans, at a weighted average exercise price of $4.86 per share; (ii) 308,400 Common Shares reserved for future grants of options or awards under the Company's stock option plans; (iii) 170,000 Common Shares issuable upon exercise of warrants to be issued to the Underwriters at an initial exercise price of $9.38 per share (the "Representatives' Warrants"); and (iv) 169,791 Common Shares issuable upon exercise of other outstanding warrants, at a weighted average exercise price of $18.04 per share. See "Transactions Related to the Offering," "Business -- Collaborative Relationships and Licenses," "Management -- Employee Benefit Plans -- Stock Option Plans," "Certain Transactions," "Description of Capital Shares" and "Underwriting."

                        SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                                           SIX MONTHS
                                                 FISCAL YEAR ENDED JUNE 30,            ENDED DECEMBER 31,
                                           ---------------------------------------   -----------------------
                                              1995          1996          1997          1996         1997
                                           -----------   ----------   ------------   ----------   ----------
                                                                                           (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Product sales............................  $     6,964   $    6,829   $      7,483   $    3,619   $    4,071
Contract research revenues, royalties and
  license fees...........................           --        2,409          1,800        1,042          912
                                           -----------   ----------   ------------   ----------   ----------
         Total revenues..................        6,964        9,238          9,283        4,661        4,983
Operating costs and expenses:
  Cost of products sold..................        3,369        3,138          3,338        1,651        1,770
  Research and development...............        1,467        1,099          1,488          793          727
  Selling, general and administrative....        3,338        3,283          3,501        1,587        2,207
  Non-recurring charges..................           --          430(1)       15,059(2)         --         --
                                           -----------   ----------   ------------   ----------   ----------
         Total costs and expenses........        8,174        7,950         23,386        4,031        4,704
                                           -----------   ----------   ------------   ----------   ----------
Income (loss) from operations............       (1,210)       1,288        (14,103)         630          279
Interest expense.........................           32            9            242            2          574
Interest income and other, net...........          120          167            291          126          168
Minority interest........................           --          (17)            23           38           11
Income tax expense (benefit).............         (173)         (79)             5           (2)          --
                                           -----------   ----------   ------------   ----------   ----------
Income (loss) from continuing
  operations.............................         (949)       1,542        (14,082)         718         (138)
Income from discontinued operations, net
  of income taxes(3).....................          290          201             44           44           --
                                           -----------   ----------   ------------   ----------   ----------
Net income (loss)........................  $      (659)  $    1,743   $    (14,038)  $      762   $     (138)
                                           ===========   ==========   ============   ==========   ==========
DILUTED PER COMMON SHARE DATA(4):
Income (loss) from continuing
  operations.............................  $     (0.47)  $     0.42   $      (4.52)  $     0.22   $    (0.04)
Income from discontinued operations......         0.14         0.05           0.01         0.02           --
                                           -----------   ----------   ------------   ----------   ----------
Net income (loss)........................  $     (0.33)  $     0.47   $      (4.51)  $     0.24   $    (0.04)
                                           ===========   ==========   ============   ==========   ==========
Shares used in computing per share
  amounts................................        2,038        3,710          3,109        3,228        3,212

                                                                   DECEMBER 31, 1997
                                                              ---------------------------
                                                                             PRO FORMA
                                                               ACTUAL      AS ADJUSTED(5)
                                                              --------     --------------
                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  5,316        $ 15,824
Total assets................................................     8,902          19,410
Long-term obligations, including current portion............    16,535(6)           --
Accumulated deficit.........................................   (21,676)        (21,676)
Shareholders' equity (deficit)..............................    (8,775)         18,268

---------------

(1) Costs incurred in connection with the settlement of certain trade dress litigation. See Note 3 of the Notes to Consolidated Financial Statements.

(2) Reflects the write-off of certain in-process research and development (including related transaction costs) purchased from Elan. See Note 3 of the Notes to Consolidated Financial Statements.

(3) Discontinued operations include the operating results (exclusive of any corporate allocations and net of applicable income taxes) of the Company's prosthetics division, which was sold in December 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) See Note 1 of the Notes to Consolidated Financial Statements for information concerning the computation of per share amounts.

(5) Adjusted to reflect the following: (i) the issuance and sale of 1,700,000 Common Shares offered hereby and the receipt of the net proceeds therefrom;
    (ii) the sale of the Elan Shares to Elan and the simultaneous repayment of the Elan Notes, including interest thereon, concurrently with the closing of the Offering; and (iii) the mandatory conversion of the outstanding Series C Preferred Shares into 28,800 Common Shares concurrently with the closing of the Offering. See "Transactions Related to the Offering" and "Use of Proceeds."

(6) Reflects (i) $15,815,000 in notes, including accrued interest, issued to Elan; and (ii) $720,000 in redeemable, convertible preferred shares. See "Business -- Collaborative Relationships and Licenses."

    Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option; (ii) reflects the 1-for-4.8 reverse split of the Company's Common Shares effective November 7, 1997; and (iii) reflects the mandatory conversion of the outstanding Series C Preferred Shares into 28,800 Common Shares concurrently with the closing of the Offering.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE PURCHASING THE COMMON SHARES OFFERED HEREBY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT THE STATEMENTS IN THIS SECTION THAT ARE NOT DESCRIPTIONS OF HISTORICAL FACTS MAY BE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED DUE TO A NUMBER OF FACTORS, INCLUDING THOSE IDENTIFIED IN THIS SECTION, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.

     CONTINUING OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. The Company earned modest profits in each of the fiscal years 1988 through 1990, and experienced losses from operations in fiscal years 1991 through 1995, due primarily to increased investment in product development, clinical studies, and increased sales and marketing activity. The Company again earned a profit from operations in fiscal year 1996, but experienced a substantial loss from operations in fiscal year 1997 primarily due to the write-off of purchased in-process research and development. The Company had an accumulated deficit of $21.7 million as of December 31, 1997. The Company intends to substantially expand its research and development and marketing efforts in the near future and, therefore, does not anticipate being profitable in the near term. The Company's ability to achieve and sustain profitability will depend on its ability to achieve market acceptance, and successfully expand sales of its existing products, as well as successfully complete the development of, receive regulatory approvals for, and successfully manufacture and market, its products under development, as to which there can be no assurance. In addition, the Company may be required to give away or substantially discount its current or future products in order to stimulate demand, either of which events could have a material adverse effect on the Company's business, financial condition and results of operations. The success of the Company's current products and products under development may also depend on the timing of new product introductions by the Company relative to its competitors and other factors. As a result of the foregoing, no assurance can be given that the Company will become profitable on a sustained basis, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     UNCERTAINTY OF MARKET ACCEPTANCE AND LIMITED MARKET PENETRATION. The Company has generated only limited revenues, primarily from sales to physical therapists of its drug delivery system for dexamethasone sodium phosphate ("Dexamethasone") for the treatment of acute local inflammation. The Company began marketing a local dermal anesthetic product that uses its proprietary brand of lidocaine HCl 2% and epinephrine 1:100,000 ("Iontocaine"), in January 1997 and has generated only limited revenues from that product to date. For the Company to be successful, its products, including its Iontocaine product, will need to achieve broad market acceptance by the medical profession. The Company's products use a method of active transdermal drug delivery which, to date, has not gained significant market penetration, and no assurance can be given that the Company's current or future products will ever achieve broad market acceptance. Medical professionals will not use or prescribe the Company's products unless, based on experience, efficacy, patient acceptance, ease of use, safety and other factors, they determine the Company's products are a preferable alternative to other products or therapies currently available, as to which there can be no assurance. The Company believes recommendations and endorsements by influential medical professionals may be essential for market acceptance of its products, but there can be no assurance the Company will be able to obtain any such recommendations or endorsements. In addition, the adoption of new pharmaceutical products is greatly influenced by health care administrators, inclusion in hospital formularies and reimbursement by third party payors. Because the Company's products encompass both a device and a drug, buying decisions in many hospital settings require more departmental approvals than are required for either a drug or a device. As a result, it may be more difficult and more time consuming for the Company to achieve market penetration with its products. No assurance can be given that health care administrators, hospitals or third party payors will accept the Company's products on a large scale or on a timely basis, if at all, or that the Company will be able to obtain labeling for its products which facilitate their market acceptance or use. In addition, unanticipated side effects, patient discomfort or unfavorable publicity concerning any of the Company's products, or any other product incorporating technology similar to that used in the Company's products, could have an adverse effect on the Company's ability to commercialize its products or achieve market acceptance. The occurrence of any such event could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products and Products Under Development" and "Business -- Sales and Distribution."

     UNCERTAINTIES RELATED TO PRODUCT DEVELOPMENT; CLINICAL TRIALS. Two of the primary components of the Company's business strategy are to develop and commercialize iontophoretic drug delivery systems for new and existing drugs and to develop additional applications for its existing products. The Company will be required to undertake time-consuming and costly development activities and seek regulatory approval for these new products and applications. Product revenues may not be realized from the sale of any such products for several years, if at all. The Company can give no assurance that its product development efforts, either alone or in collaboration with other parties, will ever be successfully completed, that it can obtain required regulatory approvals of its products, that products under development can be manufactured at acceptable cost or with appropriate quality, or that its products can meet market needs or achieve market acceptance.

     Before seeking regulatory approval for the commercial sale of its products, the Company must demonstrate through preclinical studies and clinical trials that those products are safe and effective for use in the target indications. The rate of completion of the Company's clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. There can be no assurance the Company will be able to obtain the patient enrollment it needs to complete its clinical trials in a timely manner, if at all. The results the Company obtains from preclinical studies and early clinical trials may not be indicative of results it will obtain in large-scale testing, and there can be no assurance the Company's clinical trials will demonstrate sufficient safety and efficacy for it to obtain the requisite regulatory approvals, or that those clinical trials will result in additional marketable products. Clinical trials are also often conducted with patients having advanced stages of disease. During the course of treatment, these patients can die, suffer undesired side effects or suffer other adverse medical effects for reasons that may not be related to the pharmaceutical agent or drug delivery system being tested, any of which can have an adverse effect on clinical trial results. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials, as a result of such adverse effects. The use of any product the Company develops may produce undesirable side effects that could result in the interruption, delay or suspension of clinical trials, or the failure to obtain United States Food and Drug Administration ("FDA") or other regulatory approval for targeted indications. If the Company's products under development are not shown to be safe and effective in clinical trials, the resulting delays in developing other compounds and conducting related preclinical testing and clinical trials, as well as the need for additional financing to complete such testing and trials, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products and Products Under Development,"
"Business -- Manufacturing" and "Business -- Government Regulation."

     RELIANCE ON COLLABORATIVE PARTNERS. The Company's strategy is to enter into arrangements with corporate partners, licensors, licensees and other parties for the development, clinical testing, manufacture, marketing or commercialization of certain of its products or products in development. The Company currently has a collaborative arrangement with Novartis Pharmaceuticals Corporation ("Novartis"), an affiliate of Novartis Pharma A.G., the international pharmaceutical company formed as a result of the merger of Ciba-Geigy Corporation and Sandoz Corporation in 1997. The collaboration was formed to evaluate the potential for effective delivery by iontophoresis of several Novartis compounds covering a range of therapeutic applications.

     Collaborative partners in the development of medical drugs and devices generally have the right to pursue parallel development of other products which may compete with the products of the other collaborative partner, and to terminate their agreements without significant penalty under certain conditions. Any parallel development by a collaborative partner of the Company of alternate drug delivery systems, development by a partner rather than by the Company of components of the delivery system, preclusion from entering into competitive arrangements, failure to obtain timely regulatory approvals, premature termination of an agreement, or a decision by a collaborative partner not to devote sufficient resources to the development and commercialization of the Company's products could have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company's success may depend upon, among other things, the skills, experience and efforts of the Company's collaborative partners' employees who are responsible for the collaborative project, such partners' commitment to the arrangement, and the financial condition of such partners, all of which are beyond the control of the Company. If one or more of the Company's collaborative partners default on their obligations under their collaborative agreements, the Company could be forced to engage in litigation to enforce those obligations (which could be time consuming and costly) or seek to enter into agreements with other parties upon similar terms. There can be no assurance the Company will be able to enforce the terms of its collaborative arrangements through litigation, and there can be no assurance that, if forced to terminate its current collaborative arrangements, the Company would be able to enter into other contractual arrangements with other parties on terms which would not be materially different from the terms of its current collaborative arrangements.

     A significant portion of the Company's research and development resources has been devoted to its contractual research and development efforts with Novartis. Since 1995, Novartis has funded a substantial portion of the total research and development costs of the Company. The amount and timing of resources to be devoted by Novartis in accomplishing the objectives of its collaborative development effort with the Company are not within the control of the Company, and there can be no assurance that Novartis will continue its collaborative development with the Company beyond the current term of the agreement, which has been extended through December 31, 1998. Either party can terminate the collaboration upon six months prior written notice. There also can be no assurance that Novartis will perform its obligations as expected or that it will not pursue other existing or alternative technologies in preference to products it is developing with the Company or that it will not terminate the collaboration prior to its expiration. In addition, in connection with this collaboration, the Company granted Novartis a perpetual, non-exclusive, royalty bearing license to certain of the Company's iontophoretic technology which will survive the termination of the collaboration. The license to Novartis, though non-exclusive, may make it more difficult for the Company to enter into new collaborations, which could have a material adverse effect on the Company. Further, other than in collaboration with Novartis, the Company has agreed that during the term of the agreement and for a period of up to two years thereafter, the Company will not develop any product in certain Novartis fields, as defined in the agreement, without Novartis' consent. There can be no assurance that Novartis will not terminate its agreement with the Company and, pursuant to the royalty-bearing license, independently develop products using the licensed technology, including products which may compete directly with those currently marketed or under development by the Company. If Novartis terminates its agreement with the Company, the Company's business, financial condition and results of operations could be materially and adversely affected.

     In connection with the establishment of the Novartis collaboration, the Company formed Dermion, Inc. ("Dermion") to perform the Company's research and development activities and Novartis acquired a 20% equity interest in Dermion. The Company, Dermion and Novartis recently amended the terms of their relationships. Under these amendments (the "1997 Amendments"), effective November 1, 1997, Novartis exchanged its 20% equity interest in Dermion for 238,541 Common Shares and warrants to acquire up to an additional 18,750 Common Shares at an exercise price of $21.60 per share. Novartis can currently exercise one-third of the warrants, and its right to exercise the remaining warrants will vest, as to an additional one-half in each instance, at the time it agrees, if ever, to provide research and development funding under the parties' agreements for each of 1999 and 2000. In addition, under the agreement, Novartis has a right of first offer to acquire either the Company's interest in Dermion or Dermion's business and assets in the event of any proposed change of control of Dermion during the remainder of the term of the Novartis research and development agreement and for one year thereafter.

     The Company has also agreed that, during the term of the agreement with Novartis and for a period of five years thereafter, the Company will negotiate in good faith to license to Novartis rights to any iontophoretic drug delivery technologies developed or acquired by the Company but which are not covered under the existing license agreements (the "Second Generation Technology"). Further the Company has agreed to negotiate such additional licenses prior to entering into any agreement to license or otherwise transfer any rights to such Second Generation Technology to a third party. Under the 1997 Amendments, the parties agreed to treat the technology acquired by the Company from Elan Corporation, plc and its affiliates ("Elan") as Second Generation Technology. Accordingly, the Company intends to negotiate with Novartis to license such technology to Novartis prior to initiating efforts to negotiate any rights to such technology with any third party. See "Business -- Collaborative Relationships and Licenses."

     Although the Company anticipates it will enter into additional collaborative arrangements with other parties in the future, there can be no assurance the Company will be able to negotiate any such additional collaborative arrangements on terms which are acceptable to the Company, if at all. In addition, the technology license and rights to future licenses granted to Novartis may make it more difficult for the Company to find collaborative partners for its product development programs. To the extent the Company chooses not, or is not able, to establish such collaborations, it could experience significantly increased business risk and capital requirements in the development, clinical testing, manufacturing, marketing and commercialization of its products. The Company could also encounter significant delays in introducing products into markets or find that the development, manufacture or sale of proposed products in such markets is adversely affected by the absence of those collaborative arrangements.

     INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE. The drug delivery, pharmaceutical and biotechnology industries are highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. The first pharmaceutical product to reach the market in a therapeutic area or using a certain drug delivery technology generally obtains and maintains a significant market share relative to later entrants to the market. The Company's success will depend on its ability to maintain a competitive position and develop new products and technologies for efficient and cost effective drug delivery. The Company's products will compete with other formulations of drugs and with other drug delivery systems, including oral dosage forms, infusions, injections, inhalants, and transmucosal, transnasal and transdermal products. There can be no assurance any of the Company's products will have advantages that will be significant enough to cause medical professionals to prefer or even use them. New drugs or further development of alternative drug delivery methods may provide greater therapeutic benefits for a specific drug or indication, or may offer comparable performance at lower cost, than that offered by the Company's iontophoretic drug delivery systems, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Many competitors, including public and private corporations, academic institutions, governmental agencies and other public and private research organizations, are involved in the development of drug delivery systems, including the development of competing iontophoretic, similar electrotransport-related or other drug delivery technologies. Many of these competitors have substantially greater financial, technical, research and other resources, are more experienced in research and development, manufacturing, pre-clinical and clinical testing, and obtaining regulatory approvals, and are larger, more established and have substantially larger marketing and service organizations than the Company. In addition, these competitors may offer broader product lines than the Company, have greater name recognition than the Company, and offer discounts as a competitive tactic. Accordingly, the Company's competitors may succeed in developing competing technologies, and obtaining FDA approval or gaining market share for products, more rapidly than the Company. Many of these competitors currently have drug delivery products that are approved or in development. There can be no assurance the Company's competitors will not succeed in developing or marketing products that are more effective or commercially attractive than the Company's current or future products, or that would render the Company's products obsolete or noncompetitive. There can also be no assurance the Company will have the financial resources, technical or management expertise or manufacturing or support capability to compete in the future. See "Business -- Competition."

     The Company has licensed certain rights to its iontophoretic drug delivery technologies to other parties, including Alza Corporation ("Alza"), Laboratoires Fournier S.C.A. ("Laboratories Fournier") and Novartis, that may become or are direct competitors of the Company. These companies could compete with the Company for contracts with the Company's collaborative partners and could also develop iontophoretic drug delivery systems that will compete directly with many of those currently marketed or being developed by the Company. See "Risk
Factors -- Reliance on Collaborative Partners" and "Business -- Competition."

     RELIANCE ON THIRD PARTY DISTRIBUTION; LIMITED SALES AND MARKETING EXPERTISE. The Company presently markets its drug delivery systems for the treatment of acute local inflammation primarily to physical therapists through a nationwide system of dealers. The Company is marketing its local dermal anesthesia products in the United States hospital market through a limited number of sales personnel who work directly for the Company. See
"Business -- Sales and Distribution."

     In order to achieve broad distribution and market penetration of its current and future products, the Company intends to enter into arrangements with collaborative marketing partners or distributors that have national or market-specific marketing capabilities. There can be no assurance that the Company will be able to maintain its existing, or establish new, marketing arrangements on terms favorable to the Company, if at all. The Company will be dependent in part on such arrangements for promoting market acceptance of, and creating demand for, its products. There can be no assurance that any of the Company's current or future collaborative marketing partners or distributors will devote the resources necessary to provide effective sales and marketing support for the Company's products. In addition, they may give higher priority to their own products or the products of other parties, thus reducing their efforts to sell the Company's products. The Company's collaborative marketing partners and distributors may not be contractually committed to make future purchases of the Company's products and could, therefore, discontinue carrying the Company's products at any time or for any reason.

     In cases where the Company intends to market its products using direct sales personnel, such as with its drug delivery system for the inducement of local dermal anesthesia, it will need to hire, train and supervise substantial additional personnel. The Company has limited experience in marketing and sales, and only recently began to recruit a marketing staff and sales force. The Company will need to expend additional funds and management resources to assemble, train and oversee a marketing and sales staff. There can be no assurance the Company can successfully recruit, hire or retain personnel, nor can there can be any assurance the Company will be able to maintain its relationships with the marketing, sales and distribution resources it currently employs. There can also be no assurance that the cost of establishing and maintaining a sales and marketing staff will be justifiable in light of product revenues. If the Company's marketing resources fail to perform in accordance with the Company's expectations, the Company may be required to obtain or develop alternate marketing, sales and distribution capabilities or seek other methods of distributing its products. There can be no assurance the Company would be able to do so or that the Company's sales and marketing efforts will be successful. See "Business -- Sales and Distribution."

     DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY. The Company's ability to commercialize many of the products it has under development will depend, in part, on its or its licensors' ability, both in the United States and in other countries, to obtain patents, enforce those patents, preserve trade secrets and operate without infringing on the proprietary rights of third parties. As of March 1, 1998, the Company owned or had rights to 61 issued United States patents, 14 pending United States patents, 252 issued foreign patents and 39 pending foreign patents.

     The patent positions of drug delivery, pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. There can be no assurance the patents currently owned and licensed by the Company, or any future patents, will prevent other companies from developing similar or therapeutically equivalent products, or that other companies will not be issued patents that may prevent the sale of Company products or require licensing and the payment of significant fees or royalties by the Company. Furthermore, there can be no assurance any of the Company's products or methods will be patentable, will not infringe upon the patents of third parties, or that the Company's patents or future patents will give the Company an exclusive position in the subject matter claimed by those patents. The Company may be unable to avoid infringement of third party patents and may have to obtain licenses, defend infringement actions or challenge the validity of those patents in court. There can be no assurance a license will be available to the Company, if at all, on terms and conditions acceptable to the Company, or that the Company will prevail in any patent litigation. Patent litigation is costly and time consuming, and there can be no assurance the Company will have or will devote sufficient resources to pursue such litigation. If the Company does not obtain a license under such patents, is found liable for infringement or is not able to have such patents declared invalid, the Company may be liable for significant monetary damages, may encounter significant delays in bringing products to market or may be precluded from participating in the manufacture, use, or sale of products or methods of treatment protected by such patents. There can be no assurance the pending patent applications licensed to or owned by the Company will result in issued patents, patent protection will be secured for any particular technology, any patents that have been or may be issued to the Company or its licensors will be valid or enforceable or that the Company's patents will provide meaningful protection to the Company.

     The Company also relies on trade secrets and other unpatented proprietary information in its product development activities. To the extent the Company relies on confidential information to maintain its competitive position, there can be no assurance other parties may not independently develop the same or similar information. The Company seeks to protect trade secrets and proprietary knowledge in part through confidentiality agreements with its employees, consultants, advisors and collaborators. These agreements may not effectively prevent disclosure of the Company's confidential information and may not provide the Company with an adequate remedy in the event of unauthorized disclosure of such information. If the Company's employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to the Company's products under development, disputes may arise about ownership of proprietary rights to those inventions and processes. Those inventions and processes will not necessarily become the Company's property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of the Company's proprietary rights. The Company's failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on the Company's business, financial position and results of operations.

     The Company may engage in collaborations, sponsored research agreements, and other arrangements with academic researchers and institutions that have received or may receive funding from United States government agencies. As a result of these arrangements, the United States government or other parties may have rights in certain inventions developed during the course of the performance of such collaborations and agreements as required by law or such agreements. Several legislative bills affecting patent rights have been introduced in the United States Congress. These bills address various aspects of patent law, including publication, patent term, re-examination, subject matter and enforceability. It is not certain whether any of these bills will be enacted into law or what form such new laws may take. Accordingly, the effect of such potential legislative changes on the Company's intellectual property is uncertain. See "Business -- Patents and Proprietary Rights."

     In August 1993, the United States Patent and Trademark Office ("PTO") issued a patent to Alza covering the iontophoretic delivery of fentanyl. A similar patent application in Europe has thus far been rejected, although the Company believes Alza has appealed that rejection. The United States patent was the subject of a reexamination by the PTO and all of the substantive claims within the patent were also rejected, but Alza has appealed that rejection to the United States Board of Patent Appeals and Interferences. There can be no assurance Alza will not be successful in one or both of its appeals. Therefore, if the Company develops a drug delivery system for fentanyl and if Alza is successful in its appeal, the Company would be required to obtain a license from Alza to market any iontophoretic drug delivery system it develops for fentanyl in the United States. There can be no assurance such a license would be available on terms acceptable to the Company, if at all. If the Company cannot obtain such license, the Company will be required to discontinue its product development programs using fentanyl. See "Business -- Products and Products Under Development."

     NEED TO MANAGE EXPANDING OPERATIONS. If the Company is successful in achieving market acceptance of its products, it will be required to expand its operations, particularly in the areas of research and development, sales and marketing and manufacturing. As the Company expands its operations in these areas, those expansions will likely result in new and increased responsibilities for management personnel and place significant strain on the Company's management, operating and financial systems and other resources. To accommodate any such growth and compete effectively, the Company will be required to implement improved information systems, procedures and controls, and to expand, train, motivate and manage its work force. The Company's future success will depend to a significant extent on the ability of its current and future management personnel to operate effectively both independently and as a group. There can be no assurance the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations.

     FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING. The further development and commercialization of the Company's products and technology will require a commitment of substantial funds to conduct research and development activities, including preclinical and clinical studies, to expand distribution and hire additional sales and marketing personnel and to expand and develop manufacturing capabilities. Although the Company believes that the net proceeds of the Offering, together with existing cash balances and cash generated from operations, will be sufficient to fund the operations of the Company for approximately the next 15 months, the Company may be required or elect to raise additional capital before that time. The Company's actual capital requirements will depend on many factors, including but not limited to, the costs and timing of the Company's research and development activities, the number and type of clinical tests the Company is required to conduct in seeking approval of its products from governmental agencies, the success of the Company's development efforts, the costs and timing of the expansion of the Company's sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, the Company's ability to maintain existing collaborative relationships and enter into new collaborative relationships, competing technological and market developments, the progress of the Company's commercialization efforts and the commercialization efforts of the Company's distributors, the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights, developments related to regulatory and third party reimbursement issues, and other factors.

     To satisfy its capital requirements, the Company may seek to raise funds through public or private financings, collaborative relationships or other arrangements. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve significant restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies, products or marketing territories. There can be no assurance that any such financing, if required, will be available on terms satisfactory to the Company, if at all. Failure to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     UNCERTAINTY OF GOVERNMENT REGULATION. The research, development, manufacture and marketing of the Company's products are extensively regulated by the FDA, which requires its approval of drugs and medical devices before they can be marketed in the United States. Similar approvals are also required from other regulatory bodies in virtually every developed foreign country before the Company's products may be marketed in such countries. The regulatory processes established by these government agencies are lengthy, expensive and uncertain. In addition, once approval is obtained, that approval may be withdrawn for a manufacturer's failure to comply with regulatory standards, because of unforeseen problems related to product safety or as a result of the retroactive application of changes in the law.

     The Company has received approval from the FDA on its New Drug Application ("NDA") for Iontocaine, and the FDA has allowed the Company to market its electrical dose controllers and electrode products for use with ions of soluble salts or other drugs under the FDA's 510(k) regulations governing medical devices. However, the FDA has publicly stated that it intends to require manufacturers of iontophoretic devices to obtain pre-market approval ("PMA") of marketed devices currently used with drugs not specifically labeled for iontophoretic delivery, which would include the Company's dose controller for use with ions of soluble salts or other drugs, such as Dexamethasone. The FDA's 1994 strategy document states that the enactment of the modified regulatory procedure was a "high priority" and that the agency intended to publish a proposed regulation requiring such PMAs in 1996. The agency to date has not published such a regulation.

     If the FDA calls for PMAs, the Company would be required to have a PMA accepted for filing by the FDA within 90 days after the date of the final regulation. There can be no assurance that the Company would be able to complete necessary clinical studies and otherwise prepare and file a PMA within that period or that any data and information submitted in a PMA would be adequate to support FDA approval. The Company's failure to submit a PMA and have it accepted for filing by the FDA within the required timeframe could result in the Company being required to cease commercial distribution of the Phoresor for use with ions of soluble salts or other drugs, including Dexamethasone. Upon timely filing of a PMA, the Company believes (based on the FDA's announced position as to certain other devices) that the FDA would permit continued commercial distribution of the Company's dose controller for use with Dexamethasone during the time necessary to review the PMA. There can be no assurance, however, that the FDA would do so, nor can any assurance be given that the FDA would approve a PMA filed by the Company. The FDA also could condition PMA approval upon approval of an NDA permitting Dexamethasone to be labeled for use with the Company's dose controller. If the Company were required to cease commercial distribution of its iontophoretic drug delivery products for use with Dexamethasone pending approval of a PMA or NDA, the Company's business, financial conditions and results of operations could be adversely affected. The Company will be required to obtain further FDA approvals before it may promote or otherwise market or label any of its present or future drug delivery products for use with other named drugs. There can be no assurance that such approvals will be granted, and the process of obtaining them could be extensive, time-consuming and costly. The time required to obtain FDA approval after filing an NDA is uncertain and frequently takes several years. Further, the Company has not yet filed NDAs on any drug other than Iontocaine. In the course of the practice of medicine, medical practitioners legally can use the Company's iontophoretic devices for the delivery of Dexamethasone even though the Company has not filed an NDA for that therapeutic indication and even though the Company is not permitted to label or promote its device for use with Dexamethasone. The FDA may require that the Company conduct clinical trials and obtain NDA approval for the iontophoretic delivery of Dexamethasone using the Company's dose controllers and electrodes for the treatment of acute local inflammation in order for the Company to continue to market its products for that therapeutic indication. There can be no assurance that such clinical trials, if conducted, would be successful in establishing safety and efficacy or that NDA approval could be obtained.

     There can be no assurance any future products developed by the Company will prove to be safe and effective or meet all of the applicable regulatory requirements necessary to be marketed. Data obtained from testing activities can be susceptible to varying interpretations which could delay, limit or prevent required regulatory approvals. In addition, the Company may encounter delays or denials of approval based on a number of factors, including future legislation, administrative action or changes in FDA policy made during the period of product development and FDA regulatory review. The Company may encounter similar delays in foreign countries. Furthermore, approval may entail ongoing requirements for, among other things, post-marketing studies. Even if a product developer obtains regulatory approval, a marketed product, its manufacturer and its manufacturing facilities and pertinent operations are subject to extensive regulation and periodic inspections. Discovery of previously unknown problems with a product, manufacturer or facility could result in FDA sanctions, restrictions on a product or manufacturer, or an order to withdraw and/or recall a specific product from the market. There can also be no assurance that changes in the legal or regulatory framework or other subsequent developments will not result in the limitation, suspension or revocation of regulatory approvals granted to the Company. Such events, were they to occur, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also required to comply with FDA regulations for manufacturing practices, which mandate procedures for extensive control and documentation of product design, control and validation of the manufacturing process and overall product quality. Foreign regulatory agencies have similar manufacturing standards. Ongoing compliance with these standards and with labeling, adverse event reporting and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by federal, state and local government agencies and by comparable agencies in other countries. Any third parties manufacturing the Company's products or supplying materials or components for such products may also be subject to the foregoing requirements. If the Company, its management or its third party manufacturers fail to comply with applicable regulations regarding these manufacturing practices, the Company could be subject to a number of sanctions, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of market approval, seizures or recalls of products, operating restrictions and, in some cases, criminal prosecutions. See "Business -- Government Regulation."

     Under the FDA's regulations, when a manufacturer changes or modifies a device for which it has received a 510(k) clearance, it is required to obtain an additional 510(k) clearance for the modified device if the modification significantly affects the safety or efficacy of the device, or if the modification results in a major change in intended use. In such cases, the manufacturer is expected to make the initial determination as to whether the modification is of a kind that would require a new 510(k) clearance. The FDA's regulations provide only limited guidance in making this determination. The FDA has cleared the Company's electrical dose controller and electrode kits for marketing under a 510(k) clearance. Since obtaining its 510(k) clearances, the Company has made modifications to its products. Based on the checklist developed by the FDA to assist manufacturers in determining whether they are required to obtain a 510(k) clearance for a modified device, the Company has determined that a new 510(k) submission was not required in connection with the commercial introduction of such products. However, there can be no assurance that the FDA will not require the Company to obtain additional 510(k) clearances with respect to those products. If the FDA requires the Company to submit a new 510(k) notice for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA.

     The Company may be subject to certain user fees that the FDA is authorized to collect under the Food and Drug Modernization Act of 1997, which reauthorized the user fees established in the Prescription Drug User Fees Act of 1992 for certain drugs.

     Because of the known safety and efficacy profile of Dexamethasone and other approved drugs for which the Company may seek NDA approval for iontophoretic delivery, the clinical trials and other studies may not be as lengthy or extensive as would be required for unapproved new drugs that are subject to full NDA requirements. This strategy, however, depends upon the Company's ability to obtain a contractual right to reference the safety and efficacy data for such drugs contained in approved NDAs held by other entities. The Company has obtained a right to reference safety and efficacy data for Dexamethasone. There can be no assurance that the Company will be able to obtain a right of reference for all unapproved drugs that may be used for iontophoretic delivery. The Company's failure to obtain a right of reference to safety and efficacy data for any drug for which the Company would like to obtain approval for iontophoretic delivery could result in the Company being required to independently satisfy any requirements regulatory agencies may impose with respect to such references, which could delay the Company's use of such drug or increase the Company's costs. See "Business -- Government Regulation."

     DEPENDENCE ON SINGLE SOURCES OF SUPPLY. A key material used in many of the Company's current electrode products is available only from a single supplier. In addition, the Company obtains Iontocaine from Abbott Laboratories under a contract expiring in December 1998. The Company also has the right to obtain Dexamethasone from Luitpold Pharmaceuticals, Inc./American Regent Laboratories, Inc. under a contract expiring in January 2005. The Company believes that, if necessary, alternative sources can be developed or alternate materials can be substituted for each of these single-sourced materials. Although the Company has not experienced difficulty acquiring these materials on commercially reasonable terms and in sufficient quantities to maintain required production levels, no assurance can be given that price increases or interruptions in the supply of these materials will not occur in the future or that the Company will not have to seek alternate suppliers or obtain substitute materials, which may require additional product validations and regulatory submissions. Any significant price increase, interruption of supply, inability to secure an alternate source or qualify a substitute material could have a material adverse effect on the Company's ability to manufacture its products or to obtain or maintain regulatory approval of its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's current dose controllers are manufactured under a contract with a third party electronics manufacturer. The Company has, in the past, encountered minor difficulties in obtaining adequate supplies of its dose controllers. There can be no assurance that its present supplier can manufacture sufficient quantities of dose controllers that meet quality and performance standards on a timely basis. If the supplier cannot meet the Company's requirements, or in the event of an interruption of its supply, the Company would be required to identify, qualify and validate an alternate source of supply within a reasonable period of time. The inability of the supplier to meet the Company's requirements, or the Company's inability to find alternate suppliers, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

     LIMITED MANUFACTURING EXPERIENCE. The Company manufactures its iontophoretic drug delivery electrodes in quantities sufficient to satisfy its current level of product sales. To meet anticipated increases in sales, the Company may need to increase its production significantly beyond its present manufacturing capacity. Accordingly, the Company may be required to increase its manufacturing capacities or to contract with another party to manufacture its products. There can be no assurance the Company can successfully increase its capacity on a profitable basis, or contract with another party on terms acceptable to the Company, if at all.

     The Company's manufacturing process is labor intensive and, therefore, significant increases in production volume will likely require changes in both product and process design in order to facilitate increased automation in the Company's production processes. There can be no assurance such changes in products or processes or efforts to automate all or portions of the Company's manufacturing process will be successful or that manufacturing or quality control problems will not arise as the Company increases production volumes of its existing products or begins production of new products, any of which events would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company believes its facilities operate in accordance with the Quality System Regulations currently prescribed by the FDA and in substantial compliance with ISO 9001 and CE Mark standards. The Company has Good Manufacturing Practices ("GMP") audits conducted by a qualified, independent organization on a regular basis and is ISO 9001 and CE Mark certified. There can be no assurance the Company will be able to maintain such compliance, particularly if the scale of the Company's manufacturing operations increases. See "Use of Proceeds," "Business -- Manufacturing" and "Business -- Government Regulation."

     POTENTIAL HEALTH CARE REFORM. Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental changes. The Company anticipates the United States Congress, state legislatures and the private sector will continue to review and assess alternative health care delivery and payment systems. Potential approaches that have been considered include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls and other fundamental changes to the health care delivery system. The Company believes the legislative debate will continue in the future, and that market forces will demand reduced costs. The Company cannot predict what impact the adoption of any future federal or state health care reform measures, private sector reform or other market forces may have on its business, either currently or in the future. Even the existence of pending health care reform could have a material adverse impact on the Company by making it difficult to raise capital or establish collaborative relationships. See "Business -- Government Regulation."

     UNCERTAINTY OF HEALTH CARE REIMBURSEMENT. The Company's ability to commercialize its products successfully will depend in part on the extent to which reimbursement for the costs of those products and related treatments will be available from government health administration authorities, private health insurers and other organizations in the United States and in foreign markets where the Company's products will be sold and used. Third party payors can affect the pricing or relative attractiveness of the Company's products by regulating the reimbursement they provide on the Company's or competing products or therapies. There can be no assurance such reimbursement will continue at present levels, if at all. Some insurance carriers do not reimburse health care providers for use of the Company's products in certain applications. Furthermore, significant uncertainty exists as to the reimbursement status of new health care products. There can be no assurance third party coverage will be available for the Company's existing or future products at levels necessary for commercial success. Domestic and foreign government and third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. If adequate coverage and reimbursement levels are not provided by such government and third party payors for uses of the Company's products, the market acceptance of those products could be adversely affected. Given the recent efforts to control and reduce health care costs in the United States and in foreign markets, there can be no assurance the currently available levels of reimbursement will continue to be available in the future for the Company's existing products or products under development.

     Effective October 1, 1991, the Health Care Financing Administration adopted new regulations providing for the treatment of capital related costs for medical products. Under the regulations, providers are reimbursed for those capital costs on a per diagnosis basis at fixed rates unrelated to actual costs. Equipment costs generally are not reimbursed separately, but are included in a single, fixed rate, per patient reimbursement. These regulations are being phased in over a 10 year period and, although the full implications of the regulations cannot yet be known, the Company believes the new regulations may place more pressure on hospital operating margins, causing them to limit capital expenditures. The Company is unable to predict what adverse impact on the Company, if any, additional government regulations, legislation or initiatives or changes by other payors affecting reimbursement or other matters that may influence decisions to obtain medical devices may have.

     RETENTION AND ATTRACTION OF KEY EMPLOYEES. The Company is highly dependent on its ability to continue to attract and retain qualified scientific, managerial, manufacturing and sales and marketing personnel. There is intense competition for qualified personnel in the Company's area of activity, and there can be no assurance the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. Loss of the services of or the failure to recruit qualified scientific, managerial manufacturing or sales and marketing personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not carry key-man insurance with respect to any of its executives or employees. See "Business -- Employees" and "Management."

     RISK OF PRODUCT LIABILITY, PRODUCT RECALLS AND WARRANTY CLAIMS; AVAILABILITY OF INSURANCE. The testing, marketing and sale of drug delivery and related pharmaceutical products for use in humans involves unavoidable risks. The use of the Company's products in clinical trials and the sale of its products upon approval may expose the Company to potential product liability resulting from the use of such products. In addition, the existence of a product liability claim, a product recall or excessive warranty claims (in any such case, whether arising from defects in design or manufacture or otherwise) could have an adverse effect on the Company's sales of that product or require a change in the indications for which it may be used, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Product liability insurance in the Company's industry is expensive and difficult to obtain. Although the Company currently has product liability insurance with an annual limit of $2.0 million in the aggregate and per occurrence, there can be no assurance the existing coverage is adequate. The Company will seek to maintain and appropriately increase its insurance coverage as its product sales increase and the clinical development of its new product applications progress. There can be no assurance, however, that the Company will be able to maintain its current levels of insurance on acceptable terms, will be able to secure increased coverage as the commercialization of its products proceeds or that any particular level of insurance will provide adequate protection against potential liabilities. The obligation to pay any product liability claim brought against the Company which is in excess of the Company's insurance coverage could have a material adverse effect upon the Company's business, financial condition and results of operations.

     ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF SHARE PRICE. Prior to the Offering, there has been no market for the Common Shares, and there can be no assurance an active trading market will develop or, if one does develop, that it will be maintained. The public offering price of the Common Shares offered hereby will be determined by negotiations between the Company and the Underwriters. For a description of the factors considered in determining the public offering price, see "Underwriting." The market price of the Common Shares, like that of the common shares of many other drug delivery, pharmaceutical, biotechnology, medical device and other high technology companies, is likely to be highly volatile. Factors such as fluctuations or volatility in the Company's operating results, announcements of technological innovations, results of clinical trials or new commercial products by the Company or competitors, regulatory developments in the United States or foreign countries, changes in the current structure of health care financing and payment systems, developments in or disputes regarding patent or other proprietary rights, general market conditions, economic and other external factors may have a significant effect on the market price of the Common Shares.

     SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICE. Sales of substantial amounts of Common Shares (including shares issuable upon exercise of outstanding options and warrants) in the public market after the Offering could adversely affect the market price of the Common Shares. Such sales could also make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon completion of the Offering, the Company will have outstanding an aggregate of 7,234,737 Common Shares. In addition, the Company has reserved for issuance 678,949 shares issuable upon exercise of outstanding options and warrants. The 1,700,000 Common Shares offered hereby will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares which may be acquired by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining Common Shares held by existing shareholders are "restricted securities" as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for exemption from registration under Rules 144 or 701 or other provisions of the Securities Act. Pursuant to certain "lock-up" agreements, the Company's directors, officers and certain of its shareholders who collectively will hold an aggregate of 5,176,545 Common Shares after the Offering, together with the Company, have agreed, for a period of 180 days following the date of this Prospectus, not to offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any Common Shares without the prior written consent of EVEREN Securities, Inc. Following the lock-up periods, approximately 2,746,734 Common Shares held by persons who have executed lock-up agreements will be eligible for sale in the public market without restriction under Rule 144(k) and an additional 75,303 Common Shares will be eligible for sale subject to certain volume, manner of sale and other restrictions of Rule 144. Of the approximately 358,192 shares held by existing shareholders of the Company not subject to lock-up agreements 319,237 will be eligible for immediate sale in the public market without restriction under Rule 144(k). In November 1998, an additional 238,541 Common Shares will be eligible for sale in the public market under Rule 144, subject to certain volume, manner of sale and other limitations, and, in April 1999, the Elan Shares and 29,723 Common Shares issuable to Laboratoires Fournier in connection with the Offering will be eligible for sale in the public market under Rule 144, subject to certain volume, manner of sale and other limitations. In addition, holders of stock options or warrants exercisable for an aggregate of approximately 292,503 Common Shares have entered into agreements prohibiting the sales of the underlying Common Shares for 180 days following the date of this Prospectus. See "Transactions Related to the Offering," "Principal Shareholders," "Shares Eligible for Future Sale" and "Underwriting."

     POTENTIAL DILUTION; ABSENCE OF DIVIDENDS. The initial public offering price is substantially higher than the tangible book value per Common Share. Investors purchasing Common Shares in the Offering will therefore incur an immediate and substantial dilution in tangible book value. In addition, investors purchasing Common Shares in the Offering will incur additional dilution to the extent outstanding stock options and warrants are exercised. The Company has not paid any cash dividends since inception and does not anticipate paying cash dividends in the foreseeable future. See "Transactions Related to the Offering," "Dividend Policy" and "Dilution."

     MANAGEMENT DISCRETION OVER PROCEEDS OF THE OFFERING. The Company's management will retain broad discretion as to the allocation of a significant portion of the net proceeds of the Offering. As a result of that discretion, the Company's management could allocate the proceeds of the Offering to uses which the shareholders may not deem desirable. In addition, there can be no assurance the proceeds can or will be invested to yield an appropriate return. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     CONTROL BY EXISTING SHAREHOLDERS. Following the Offering, the Company's directors, executives and principal shareholders will beneficially own approximately 51.5% of the outstanding Common Shares. Accordingly, if such persons act in concert, they will have the power to elect the Company's directors and, subject to certain limitations, effect or preclude fundamental corporate transactions involving the Company. This concentration of ownership may have the effect of delaying or preventing a change of control of the Company. See "Principal Shareholders" and "Description of Capital Shares."

     ANTI-TAKEOVER PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION; UTAH LAW AND CERTAIN OF THE COMPANY'S AGREEMENTS. Certain provisions of the Company's Articles of Incorporation, as amended, and the provisions of the Utah Revised Business Corporation Act may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then-current market prices. The Company's Articles of Incorporation provide, among other things, for a classified Board of Directors, and provide that members of the Board of Directors may be removed only for cause upon the affirmative vote of the holders of at least two-thirds of the Common Shares. The Company's Board of Directors is also authorized to issue Preferred Shares and, in connection with any such issuance, determine the price, rights, preferences and privileges of those shares without further vote or action by the Company's shareholders. Any such Preferred Shares may have other rights, including economic rights, which are senior to the Common Shares and, as a result, the issuance of such Preferred Shares could have a material adverse effect on the market value of the Common Shares. See "Description of Capital Shares."

     Certain of the provisions of a cross-license agreement between the Company and Alza may have the effect of deferring, delaying or preventing a change in control of the Company, a merger involving the Company or the assignment or transfer of certain technologies of the Company. Under the agreement, the Company and Alza, among other things, exchanged non-exclusive, royalty free rights to certain patented technologies which each party believed to be of significant strategic importance to the potential technological success of many iontophoretic drug delivery applications. Both parties are prohibited from assigning their rights under the agreement to certain named companies or any other entity that derives more than 50 percent of its income from the development, licensing and/or sale of drug delivery systems to other pharmaceutical companies without first receiving the consent of the other party. Restrictions imposed on the Company's ability to assign its rights under this agreement may limit the Company's ability to capitalize on the commercial and other economic potential of these technologies through a technology license, asset sale, merger, combination or similar transaction, and could have an adverse effect on the market value of the Common Shares. See
"Business -- Collaborative Relationships and Licenses."

     ENVIRONMENTAL MATTERS. The Company's research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. These materials, and their use, disposal and handling, are extensively regulated by federal, state and local government authorities. Although the Company believes its safety procedures for handling and disposing of such materials comply in all material respects with the standards prescribed by state and federal regulations, the risk of accidental environmental contamination or personal injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages and any such liability could exceed the resources of the Company. There can be no assurance the Company will not be required to incur significant costs to comply with such environmental and health and safety laws and regulations in the future, particularly if the Company develops additional manufacturing or research facilities and capacity. See "Business -- Government Regulation."

     FORWARD-LOOKING STATEMENTS. Certain statements under the headings "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of the rules and regulations promulgated by the Securities and Exchange Commission. Such forward-looking statements may be identified by the use of terminology such as "may," "will," "expect," "anticipate," "intend," "designed," "estimate," "should," or "continue" or the negatives thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among other things, the following: the Company's sporadic history of profitability and the continuing uncertainty of its profitability; the Company's ability to develop and introduce new products; the uncertainty of market acceptance of the Company's new and existing products and their market penetration to date; the uncertainties related to the Company's product development programs; the Company's reliance on collaborative partners and licenses; the Company's limited sales, marketing and distribution experience and current dependence on distributors; the risks associated with obtaining governmental approval of the Company's products; the highly competitive industry in which the Company operates and the rapid pace of technological change within that industry; the uncertainty of patented and proprietary technology protection and the Company's reliance on such patented and proprietary technology (including reliance on technology licensed from third parties); changes in or failure to comply with governmental regulation, the uncertainty of third party reimbursement for the Company's products; the Company's dependence on key employees; general economic and business conditions and other factors referenced in this Prospectus.

                      TRANSACTIONS RELATED TO THE OFFERING

     In March 1997, the Company entered into a series of agreements with Elan pursuant to which the Company acquired certain in-process research and development programs, including exclusive world-wide rights to certain iontophoretic patents, know-how and clinical data (the "Elan Agreements"). The Company acquired the Elan technology by issuing Elan two promissory notes, a $10.0 million note and a $5.0 million note (collectively, the "Elan Notes"), together with a warrant to purchase 104,166 Common Shares at an exercise price of $21.60 per share and agreed to pay Elan royalties on any net revenues derived by the Company from its products.

     Concurrently with the closing of the Offering, Elan will purchase directly from the Company, in private placement transactions, $15.74 million of Common Shares (the "Elan Shares") at a price per share equal to the initial public offering price hereunder (approximately 2,099,000 shares). Simultaneously with such purchases, the Company will repay the Elan Notes, including interest thereon. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Collaborative Relationships and Licenses," "Certain Transactions," "Description of Capital Shares -- Warrants" and "Underwriting."

     The value of the total number of Common Shares that Elan is obligated to purchase is equal to the total amounts, including interest, outstanding under the Elan Notes. The number of shares Elan will purchase will be equal to those amounts, divided by the initial public offering price hereunder. If, as a result of Elan's purchase of the Elan Shares, Elan's aggregate interest in the Common Shares exceeds 19.9% of the outstanding Common Shares, Elan may elect to receive non-voting preferred shares to the extent of such excess. Any such preferred shares would rank pari passu with the Common Shares, and would be non-voting and convertible into Common Shares on a one-for-one basis. The conversion ratio will be adjusted in the event of certain corporate transactions such as stock splits, stock dividends and recapitalizations. Elan will own approximately 29.0% (excluding warrants) of the outstanding Common Shares after the Offering. See "Certain Transactions."

     In 1996, the Company and Laboratoires Fournier entered into an agreement for the conversion of certain amounts due Laboratoires Fournier into Common Shares. Under the terms of that agreement, the Company is required to issue Laboratoires Fournier additional Common Shares if the Company issues its Common Shares at a price lower than $8.88 per share. As a result, upon closing of the Offering, Laboratoires Fournier will receive an additional 29,723 Common Shares (the "Fournier Shares") pursuant to that agreement. See
"Business -- Collaborative Relationships and Licenses."

     Effective November 1, 1997, the Company, Novartis and Dermion amended the terms of their contractual relationships. Among other things, Novartis exchanged its 20% interest in Dermion for 238,541 Common Shares and warrants to acquire an additional 18,750 Common Shares at an exercise price of $21.60 per share. See "Business -- Collaborative Relationships and Licenses" and "Description of Capital Shares -- Warrants."

                                USE OF PROCEEDS

     The net proceeds of the Offering are estimated to be approximately $10.5 million ($12.3 million if the Underwriters exercise the over-allotment option in full). The Company intends to use approximately $8.1 million of the net proceeds from the Offering to conduct research and product development activities. The balance of the net proceeds (approximately $2.4 million) will be used to expand the Company's sales and marketing capabilities and to consolidate and equip its facilities, as well as for working capital or other general corporate purposes. Pending such uses, the Company intends to invest the proceeds of the Offering in short term, investment grade, interest-bearing securities. See "Transactions Related to the Offering" and "Certain Transactions."

     Elan has agreed to purchase in private placement transactions concurrently with the closing of the Offering the Elan Shares for approximately $15.74 million. Simultaneously with such purchases, the Company will repay the Elan Notes, including interest thereon. See "Transactions Related to the Offering" and "Certain Transactions."

     The actual amount expended and the timing of the use of the net proceeds of the Offering for each purpose set forth in the preceding paragraph may vary significantly depending upon a number of factors, including the costs and timing of the Company's research and development activities, the number and type of clinical tests the Company is required to conduct in seeking approval of its products from governmental agencies, the success of the Company's developmental efforts, the costs and timing of the expansion of the Company's sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, the Company's ability to maintain existing collaborative relationships and enter into new collaborative relationships, competing technological, market and patent developments, the progress of the Company's commercialization efforts and the commercialization efforts of the Company's distributors and co-marketers, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, developments related to regulatory and third party reimbursement issues, and other factors. The Company's management will retain broad discretion as to the allocation of a significant portion of the net proceeds of the Offering. See "Risk Factors -- Management Discretion Over Proceeds of the Offering" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

     The following table sets forth (a) the actual capitalization of the Company as of December 31, 1997 and (b) the pro forma capitalization of the Company as adjusted to reflect (i) the issuance and sale of 1,700,000 Common Shares offered hereby and the receipt of the net proceeds therefrom; (ii) the sale of the Elan Shares to Elan and the simultaneous repayment of the Elan Notes, including interest thereon, concurrently with the closing of the Offering; (iii) the mandatory conversion of the outstanding Series C Preferred Shares into 28,800 Common Shares concurrently with the closing of the Offering; and (iv) the issuance to Laboratoires Fournier of the Fournier Shares. See "Transactions Related to the Offering" and "Certain Transactions."

                                                                   DECEMBER 31, 1997(1)
                                                              ------------------------------
                                                                                PRO FORMA AS
                                                                  ACTUAL          ADJUSTED
                                                              --------------    ------------
                                                                      (IN THOUSANDS)
Long-term debt, including accrued interest(2)...............     $15,815                --
Redeemable, convertible Series C Preferred Shares, no par
  value, 28,800 shares issued and outstanding, actual; no
  shares issued and outstanding, pro forma as adjusted......         720                --
Shareholders' equity (deficit):
  Common Shares, no par value; 3,377,113 shares issued and
     outstanding, actual; 7,234,737 shares issued and
     outstanding, pro forma as adjusted.....................      12,901          $ 39,944
  Accumulated deficit.......................................     (21,676)          (21,676)
                                                                 -------          --------
Total shareholders' equity (deficit)........................      (8,775)           18,268
                                                                 -------          --------
Total capitalization........................................     $ 7,760          $ 18,268
                                                                 =======          ========

---------------

(1) Excludes (i) 339,158 Common Shares issuable upon exercise of options granted pursuant to the Company's stock option plans, at a weighted average exercise price of $4.86 per share; (ii) 308,400 Common Shares reserved for future grants of options or awards under the Company's stock option plans; (iii) 170,000 Common Shares issuable upon exercise of warrants to be issued to the Underwriters at an initial exercise price of $9.38 per share (the "Representatives' Warrants"); and (iv) 169,791 Common Shares issuable upon exercise of other outstanding warrants, at a weighted average exercise price of $18.04 per share. See "Management -- Employee Benefit Plans -- Stock Option Plans," "Certain Transactions," "Description of Capital Shares" and "Underwriting."

(2) Reflects $15,815,000, including accrued interest, in notes issued to Elan.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends and does not intend to pay any cash dividends on its Common Shares for the foreseeable future.

                                    DILUTION

     The pro forma net tangible book value of the Company as of December 31, 1997 was $6,855,000, or $1.24 per share. Pro forma net tangible book value per share is equal to total tangible assets of the Company, less total pro forma liabilities, divided by the pro forma number of Common Shares outstanding, giving effect to (i) the sale of the Elan Shares to Elan and the simultaneous repayment of the Elan Notes, including interest thereon, concurrently with the closing of the Offering; (ii) the mandatory conversion of the outstanding Series C Preferred Shares into 28,800 Common Shares concurrently with the closing of the Offering; and (iii) the issuance to Laboratoires Fournier of the Fournier Shares. Without taking into account any other changes in pro forma net tangible book value after December 31, 1997 other than to give effect to the issuance and sale of the 1,700,000 Common Shares offered hereby and the receipt of the net proceeds therefrom, the pro forma net tangible book value of the Company as of December 31, 1997 would have been approximately $18,268,000, or $2.53 per share. This represents an immediate increase in pro forma net tangible book value of $1.29 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $4.97 per share to investors in the Common Shares offered hereby. See "Transactions Related to the Offering" and "Certain Transactions." The following table illustrates the per share dilution in net tangible book value to investors in the Offering assuming the foregoing:

Initial public offering price per share.....................            $ 7.50
  Pro forma net tangible book value per share as of
     December 31, 1997......................................  $ 1.24
  Increase per share attributable to new investors..........    1.29
                                                              ------
Pro forma net tangible book value per share after
  Offering..................................................              2.53
                                                                        ------
Dilution per share to new investors.........................            $ 4.97
                                                                        ======

     The following table sets forth, on a pro forma basis as of December 31, 1997, the differences between the existing shareholders on a pro forma basis and the new investors with respect to the number of Common Shares purchased from the Company, the total consideration paid and the average price paid per share (before deducting underwriting discounts and commissions and estimated expenses of the Offering):

                                        SHARES PURCHASED       TOTAL CONSIDERATION
                                      --------------------    ----------------------    AVERAGE PRICE
                                       NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                      ---------    -------    -----------    -------    -------------
Existing shareholders...............  5,534,737       76%     $29,457,000       70%        $ 5.32
New Investors.......................  1,700,000       24%      12,750,000       30%        $ 7.50
                                      ---------      ---      -----------      ---
  Total.............................  7,234,737      100%     $42,207,000      100%
                                      =========      ===      ===========      ===

     The foregoing tables assume no exercise of any options or warrants subsequent to December 31, 1997. As of December 31, 1997, there were (i) 339,158 Common Shares issuable upon exercise of options granted pursuant to the Company's stock option plans, at a weighted average exercise price of $4.86 per share; (ii) 308,400 Common Shares reserved for future grants of options or awards under the Company's stock option plan; (iii) 170,000 Common Shares issuable upon exercise of the Representatives' Warrants at an initial exercise price of $9.38 per share; and (iv) 169,791 Common Shares issuable upon exercise of other outstanding warrants, at a weighted average exercise price of $18.04 per share. See "Management -- Employee Benefit Plans -- Stock Option Plan," "Certain Transactions," "Description of Capital Shares" and "Underwriting."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The financial information set forth below with respect to the Company's consolidated statements of operations for each of the years in the three year period ended June 30, 1997, and with respect to the Company's consolidated balance sheets at June 30, 1996 and 1997, are derived from the consolidated financial statements of the Company included elsewhere herein that have been audited by Ernst & Young LLP, independent certified public accountants, and is qualified by reference to such consolidated financial statements and notes related thereto. Certain reclassifications have been made to the audited financial statements for the years ended June 30, 1993 and 1994 to reflect the effects of the discontinued operations (see footnote (4)) in the selected consolidated financial data in a manner consistent with the presentation of the discontinued operations for the years ended June 30, 1995, 1996 and 1997. The financial data for the six month periods ended December 31, 1997 and 1996 are derived from the unaudited consolidated financial statements of the Company included elsewhere herein and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. The results for the six months ended December 31, 1997, are not necessarily indicative of the results to be expected for the full year. The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus.

                                                                                                            SIX MONTHS ENDED
                                                         FISCAL YEAR ENDED JUNE 30,                           DECEMBER 31,
                                       --------------------------------------------------------------   -------------------------
                                          1993         1994         1995         1996         1997         1996          1997
                                       ----------   ----------   ----------   ----------   ----------   ----------   ------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
  Product Sales......................  $    6,980   $    6,991   $    6,964   $    6,829   $    7,483   $    3,619   $      4,071
  Contract research revenues,
    royalties and license fees.......          --           --           --        2,409        1,800        1,042            912
                                       ----------   ----------   ----------   ----------   ----------   ----------   ------------
    Total revenues...................       6,980        6,991        6,964        9,238        9,283        4,661          4,983
OPERATING COSTS AND EXPENSES:
  Cost of products sold..............       4,124        3,499        3,369        3,138        3,338        1,651          1,770
  Research and development...........       1,984        1,665        1,467        1,099        1,488          793            727
  Selling, general and
    administrative...................       4,338        3,307        3,338        3,283        3,501        1,587          2,207
  Non-recurring charges..............         459(1)         --          --          430(2)     15,059(3)         --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ------------
    Total costs and expenses.........      10,905        8,471        8,174        7,950       23,386        4,031          4,704
                                       ----------   ----------   ----------   ----------   ----------   ----------   ------------
Income (loss) from operations........      (3,925)      (1,480)      (1,210)       1,288      (14,103)         630            279
Interest expense.....................         152           39           32            9          242            2            574
Interest income and other, net.......          45          102          120          167          291          126            168
                                       ----------   ----------   ----------   ----------   ----------   ----------   ------------
Income (loss) from continuing
  operations before income taxes and
  minority interest..................      (4,032)      (1,417)      (1,122)       1,446      (14,054)         754           (127)
Minority interest....................          --           --           --          (17)          23           38             11
Income tax expense (benefit).........        (143)        (264)        (173)         (79)           5           (2)            --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ------------
Income (loss) from continuing
  operations.........................      (3,889)      (1,153)        (949)       1,542      (14,082)         718           (138)
Income from discontinued
  operations(4)......................         241          444          290          201           44           44             --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ------------
Net income (loss)....................  $   (3,648)  $     (709)  $     (659)  $    1,743   $  (14,038)  $      762   $       (138)
                                       ==========   ==========   ==========   ==========   ==========   ==========   ============
DILUTED PER COMMON SHARE AMOUNTS(5):
Income (loss) from continuing
  operations.........................  $    (2.88)  $    (0.63)  $    (0.47)  $     0.42   $    (4.52)  $     0.22   $      (0.04)
Income from discontinued
  operations.........................        0.18         0.24         0.14         0.05         0.01         0.02             --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ------------
Net income (loss)....................  $    (2.70)  $    (0.39)  $    (0.33)  $     0.47   $    (4.51)  $     0.24   $      (0.04)
                                       ==========   ==========   ==========   ==========   ==========   ==========   ============
Shares used in computing per share
  amounts............................       1,352        1,823        2,038        3,710        3,109        3,228          3,212
BALANCE SHEET DATA:
Cash and cash equivalents............  $    1,350   $    2,541   $    1,861   $    4,507   $    6,346   $    5,437   $      5,316
Total assets.........................       4,593        5,501        4,770        7,251        8,664        8,192          8,902
Long-term obligations, including
  current portion....................         332        3,263        3,099           44       15,242(6)         --        15,815(6)
Redeemable, convertible preferred
  shares.............................       2,380        2,308        2,235        1,270          900          900            720
Accumulated deficit..................      (7,875)      (8,584)      (9,243)      (7,500)     (21,538)      (6,737)       (21,676)
Shareholders' equity (deficit).......        (250)        (945)      (1,592)       3,992       (9,491)       5,309         (8,775)

---------------

(1) Costs incurred in connection with the issuance of debt and equity securities in private financing transactions.

(2) Costs incurred in connection with the settlement of certain trade dress litigation. See Note 3 of the Notes to Consolidated Financial Statements.

(3) Reflects the write-off of certain in-process research and development (including related transaction costs) purchased from Elan. See Note 3 of the Notes to Consolidated Financial Statements.

(4) Discontinued operations include the operating results (exclusive of any corporate allocations and net of applicable income taxes) of the Company's prosthetics division, which was sold in December 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) See Note 1 of the Notes to Consolidated Financial Statements for information concerning the computation of per share amounts.

(6) Reflects $15,240,000 and $15,815,000 (including accrued interest) in notes issued to Elan at June 30, 1997 and December 31, 1997, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

     The Company develops, manufactures and commercializes controllable drug delivery systems using iontophoretic technology. The majority of the Company's revenues has been generated through the sale of its iontophoretic drug delivery products in the physical therapy market for use in the delivery of Dexamethasone and contract research revenues from the Company's collaboration with Novartis. The Company recently introduced its local dermal anesthesia products into the market place and, to date, has not realized significant revenue from the sales of such products. Since its inception, the Company has generally incurred operating losses and it expects to incur additional operating losses over the next several years as a result of anticipated costs associated with a significant increase in internally funded research, development and clinical trial activities relating to new applications for its iontophoretic drug delivery technologies, development of a dedicated sales force and the consolidation and equipping of its facilities. As of December 31, 1997, the Company's accumulated deficit was approximately $21.7 million. The Company's ability to achieve and sustain profitability will depend on its ability to achieve market acceptance and successfully expand sales of its existing products, as well as successfully complete the development of, receive regulatory approvals for, and successfully manufacture and market, its products under development, as to which there can be no assurance.

RESULTS OF OPERATIONS

  SIX MONTHS ENDED DECEMBER 31, 1996 AND 1997

     Revenues. Product sales increased 12% from $3.6 million in the six months ended December 31, 1996 to $4.1 million in the six months ended December 31, 1997. The increase can be attributed to higher sales of the Company's iontophoretic drug delivery products for the treatment of local inflammatory conditions resulting from overall market growth in this segment.

     Contract research revenues, royalties and license fees decreased 12% from $1.0 million in the six months ended December 31, 1996 to $912,000 in the six months ended December 31, 1997. This decrease can be attributed to the Company's receipt of a milestone payment pursuant to its research and development agreement with Novartis during the six months ended December 31, 1996.

     Costs of Products Sold. Costs of products sold increased 7% from $1.7 million in the six months ended December 31, 1996 to $1.8 million in the six months ended December 31, 1997, reflecting increased material and labor costs associated with higher unit sales volume.

     Research and Development Expense. Research and development expenditures decreased 8% from $793,000 in the six months ended December 31, 1996 to $727,000 in the six months ended December 31, 1997. This decrease reflects differences in the timing of certain expenditures on the Company's internally financed product development projects.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 39%, from $1.6 million in the six months ended December 31, 1996 to $2.2 million in the six months ended December 31, 1997. The increase to the current period can be attributed primarily to the recruiting, personnel and other sales and marketing costs associated with the Company's continued investment in the market introduction of Numby Stuff. In addition, the Company realized increased costs associated with routine maintenance and prosecution of the patent portfolio acquired from Elan.

     Other Costs and Expenses. Interest expense increased from $2,000 in the six months ended December 31, 1996 to $574,000 in the six months ended December 31, 1997. This increase can be attributed to the recognition of non-cash interest expense on $15.0 million in notes issued to Elan in connection with the Elan Agreements. Interest income and other miscellaneous income was $126,000 in the six months ended December 31, 1996, compared to $168,000 in the six months ended December 31, 1997, reflecting interest earnings on higher average invested cash balances during the current period.

     The Company has substantial net operating loss carryforwards which, under the current "change of ownership" rules of the Internal Revenue Code, may be subject to substantial annual limitation. Income taxes for the six months ended December 31, 1996 reflect the Company's effective income tax rate for fiscal 1997. No income tax expense was recognized for the six months ended December 31, 1997, which reflects management's estimate of its fiscal 1998 tax position.

     Income (loss) from Continuing Operations. Income from continuing operations of $718,000 in the six months ended December 31, 1996 compares to a loss from continuing operations of $138,000 in the six months ended December 31, 1997. The decrease in the 1997 period can be attributed to the non-cash interest charges on the Elan indebtedness and the Company's investment in the sales and marketing of Numby Stuff which, to date, has not generated significant revenues and to the receipt of the milestone payment from Novartis in the prior period.

  FISCAL YEARS ENDED JUNE 30, 1996 AND 1997

     Revenues. Product sales increased 10% from $6.8 million in fiscal 1996 to $7.5 million in fiscal 1997. This increase can be attributed to increased sales of the Company's iontophoretic drug delivery products for the treatment of local inflammatory conditions resulting from the first full year of sales of the Company's newly introduced electrode kits for this market segment.

     Contract research revenues, royalties and license fees decreased 25% from $2.4 million in fiscal 1996 to $1.8 million in fiscal 1997. During fiscal 1996, the Company entered into a research and development agreement with Novartis to develop proprietary iontophoretic drug delivery systems for Novartis drugs. Pursuant to the agreement, the Company received contract research revenues and other payments of $1.4 million and $1.8 million, respectively, in fiscal 1996 and 1997. In addition, in fiscal 1996, the Company received a one-time license fee of $1.0 million. Contract research revenues received during fiscal 1997 and 1996 pursuant to the Novartis agreement covered a substantial portion of the Company's research and development expenses.

     Costs of Products Sold. Costs of products sold increased 6% from $3.1 million in fiscal 1996 to $3.3 million in fiscal 1997, reflecting increased costs attributable to higher material and labor costs resulting from higher unit sales volume. Costs of products sold decreased slightly as a percent of product sales due to productivity gains which were offset, in part, by increased costs associated with new product introductions.

     Research and Development Expense. Research and development expenditures increased 36%, from $1.1 million in fiscal 1996 to $1.5 million in fiscal 1997. The increase reflects increased costs of personnel and other expenditures associated with the development programs conducted under the Novartis agreement, as well as research and development expenditures on the Company's internally financed product development projects.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 6%, from $3.3 million in fiscal 1996 to $3.5 million in fiscal 1997. The increase in fiscal 1997 can be attributed to the recruiting, personnel and other sales and marketing costs associated with the Company's market introduction of Numby Stuff. The increase was offset, in part, by decreases in general and administrative expenses.

     Non-Recurring Charges. In March 1997, the Company entered into the Elan Agreements, pursuant to which the Company acquired certain rights to Elan's in-process research and development relating to iontophoretic drug delivery, including issued and pending United States and foreign patents, know-how and clinical data. As a result of this transaction, the Company recorded a non-recurring charge of approximately $15.1 million.

     During fiscal 1996, the Company recorded a non-recurring charge of $430,000 for costs incurred in connection with the settlement of a trade-dress infringement suit brought by a competitor of the Company relating to a newly developed series of the Company's electrode kits for the treatment of acute local inflammation (the "Litigation").

     Other Costs and Expenses. Interest expense increased from $9,000 in fiscal 1996 to $242,000 in fiscal 1997. This increase can be attributed to the recognition of non-cash interest expense on $15.0 million in notes issued to Elan in connection with the Elan Agreements. Interest income and other miscellaneous income was $167,000 in fiscal 1996, compared to $291,000 in fiscal 1997, reflecting interest earnings on higher average cash balances during fiscal 1997.

     The Company has substantial net operating loss carryforwards. Income taxes in both periods reflect estimated alternative minimum tax liabilities, offset by the recognition of future tax benefits resulting from the allocation of income tax expense, at statutory rates, to the pre-tax income of the Company's discontinued operations.

     Income (loss) from Continuing Operations. Income from continuing operations of $1.5 million in fiscal 1996 compares to a loss from continuing operations of $14.1 million in fiscal 1997. Excluding the non-recurring charges in both fiscal years, income from continuing operations decreased from $2.0 million in fiscal 1996 to $1.0 million in fiscal 1997. The decrease in fiscal 1997 can be attributed primarily to the one time $1.0 million license fee the Company received from Novartis in fiscal 1996.

  FISCAL YEARS ENDED JUNE 30, 1995 AND 1996

     Revenues. Product sales decreased 3% from $7.0 million in fiscal 1995 to $6.8 million in fiscal 1996. Sales increases during fiscal 1996 were offset by the full year effect of the loss of sales resulting from the acquisition, during fiscal 1995, of several of the Company's key product distributors by a major competitor in the physical therapy market. Sales in fiscal 1996 were also negatively impacted by the Litigation, which delayed the launch of the newly developed series of electrode kits for the treatment of acute local inflammation. During fiscal 1996, the Company realized $1.4 million in revenues from contract research and development services and a one-time $1.0 million license fee in connection with its research and development agreement with Novartis, offsetting the decrease in product sales in fiscal 1996.

     Cost of Products Sold. Costs of products sold decreased 9% from $3.4 million in fiscal 1995 to $3.1 million in fiscal 1996. This improvement was attributed to increased manufacturing efficiencies and lower materials costs resulting from the use of new materials and sources of supply and reductions in manufacturing overhead.

     Research and Development Expense. Research and development expense decreased 27% from $1.5 million in fiscal 1995 to $1.1 million in fiscal 1996. Research and development expense during fiscal 1996 consisted primarily of expenditures relating to the Company's research programs with Novartis, which, in the aggregate, were lower than the research and development expenditures in fiscal 1995. The Company's research and development expenditures in fiscal 1995 included costs relating to the Company's NDA filing for the approval of Iontocaine, as well as expenditures relating to the Company's collaborative development projects with Laboratoires Fournier.

     Non-Recurring Charges. The Company recorded a non-recurring charge of $430,000 during fiscal 1996 for costs incurred in connection with the Litigation.

     Other Costs and Expenses. Interest expense decreased from $32,000 in fiscal 1995 to $9,000 in fiscal 1996 due to the lower average principal balance due under the Company's term loan. Interest income and other miscellaneous income was $120,000 in fiscal 1995, compared to $167,000 in fiscal 1996, primarily due to interest earnings on higher average cash balances from operating cash flows, and the Company's sale to Novartis of a 20% interest in Dermion in fiscal 1996.

     The Company has substantial net operating loss carryforwards. The credit provision for income taxes in fiscal 1996 reflects the recognition of future tax benefits resulting from the allocation of income tax expense, at statutory rates, to the pre-tax income of the Company's discontinued operations, offset, in part, by estimated alternative minimum tax liabilities. The credit provision for income taxes in fiscal 1995 reflects the recognition of future tax benefits resulting from the allocation of income tax expense, at statutory rates, to the pre-tax income of the Company's discontinued operations.

     Income (loss) from Continuing Operations. The loss from continuing operations of $949,000 in fiscal 1995 compares to income from continuing operations of $1.5 million in fiscal 1996. Excluding the non-recurring charge in fiscal 1996, the difference is attributable primarily to the Company's receipt, in fiscal 1996, of contract research and development revenues and a $1.0 million one-time license fee in connection with the Company's research and development agreement with Novartis.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to fiscal 1996, the Company funded its operating losses primarily through private equity financing, convertible debt arrangements, capital lease financing, and collateralized bank loans. Beginning in fiscal 1996, the Company's operating and research activities have been internally funded, primarily as a result of the research and development revenues and license fees the Company has received from Novartis.

     As of December 31, 1997, the Company had cash and cash equivalents totaling approximately $5.3 million. Cash in excess of immediate requirements is invested in a manner which is intended to maximize liquidity and return while minimizing investment risk, and, whenever possible, the Company seeks to minimize the potential effects of concentration of credit risk.

     In the six month period ended December 31, 1996, the Company generated $853,000 of cash from operating activities compared to a use of cash of approximately $48,000 in the six month period ended December 31, 1997. This decrease in cash flow is due to the Company's net loss for the current period, as discussed above, and to changes in working capital during the six month period ended December 31, 1997. The Company generated approximately $1.0 million of cash from operating activities during fiscal 1997, compared to $2.2 million in fiscal 1996. The decrease can be attributed primarily to the one-time license fee received from Novartis in fiscal 1996 and an increased net investment in working capital in fiscal 1997. In fiscal 1996, the Company generated cash of $2.2 million from operating activities, compared to a use of cash of $298,000 in fiscal 1995. The transition to generating cash in fiscal 1996 can be attributed to the research and development funding and the one-time license fee the Company received from Novartis in fiscal 1996. During fiscal 1995, the Company's investment in finished goods inventory increased in preparation for the launch of a new electrode kit for local inflammation and accrued liabilities increased due to the reserve established for the estimated costs of the Company's planned facilities consolidation.

     Historically, the Company's operations have not been capital intensive and, therefore, its investment in property, plant and equipment during the periods presented has not been significant. The Company anticipates however, that its investment in facilities and equipment will increase in the future, due to the Company's desire to consolidate its manufacturing, administrative and research and development facilities and the need to increase the automation of its electrode manufacturing processes to meet higher expected sales volumes. The Company's expenditures for equipment and furniture were $156,000, $316,000 and $231,000 in each of the fiscal years ended June 30, 1995, 1996 and 1997, respectively.

     During the six months ended December 31, 1997, the Company purchased a license to certain iontophoretic drug delivery technology at a cost of $214,000, including transaction expenses. In addition, during the period the Company recorded $763,000 in costs associated with certain capital transactions, including costs associated with the Offering. These costs, of which $418,000 have been paid in cash, have been deferred and are included in other assets at December 31, 1997. Pending completion of the Offering, such costs will be offset against the gross proceeds therefrom.

     During fiscal 1997, the Company generated $255,000 in cash from the private placement of its Common Shares. During fiscal 1996, the Company generated $1.0 million ($892,000, net of related expenses) in cash from the sale of a 20% equity interest in Dermion to Novartis. See "Transactions Related to the Offering."

     The Company expects to continue to incur substantial costs associated with the expansion of its research and development activities, including clinical trials, development of a dedicated sales force and consolidating and equipping its facilities. The Company anticipates that the net proceeds of the Offering, together with existing cash balances and cash generated from operations (including funding from Novartis) will be sufficient to fund the operations of the Company for approximately the next 15 months. However, the Company may be required or elect to raise additional capital before that time. The Company's actual capital requirements will depend on many factors, some of which are outside the Company's control. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding" and "Use of Proceeds."

     Concurrently with the closing of the Offering, Elan has agreed to purchase the Elan Shares directly from the Company, in private placement transactions, for approximately $15.74 million. Simultaneously with Elan's purchase of such shares, the Company will repay the Elan Notes, including interest thereon. See "Transactions Related to the Offering," "Certain Transactions" and Note 7 of the Notes to Consolidated Financial Statements.

DISCONTINUED OPERATIONS

     Prior to January 1997, the Company provided state-of-the-art prosthetics products to amputees throughout the United States, Canada and Western Europe through its Motion Control division. Motion Control's principal products were the Utah Artificial Arm and the ProControl II, advanced myolectric prostheses for above and below the elbow amputees.

     In December 1996, the Company sold the assets of the Motion Control division for $1.0 million and granted the purchaser an exclusive, worldwide license and sublicense to the patents, trademarks, know-how and other intellectual property of the Company relating to the Motion Control products. Under the terms of that sublicense agreement, the Company will receive license fees and royalties on future sales of the Motion Control products. There was no significant gain or loss recognized on the sale. The results of operations of the Motion Control division, exclusive of any corporate allocations, are reported as discontinued operations in the consolidated financial statements for all periods presented. See Note 4 of the Notes to the Consolidated Financial Statements.

IMPACT OF THE YEAR 2000

     Many computer systems experience problems handling dates beyond the year 1999. The Company continues to evaluate its computer systems and believes, based upon representations from its software suppliers, that its operating systems are substantially year 2000 compliant. In addition, the Company is implementing validation procedures designed to evaluate the year 2000 exposure of its significant suppliers and other vendors whose systems may impact the Company's operations.

                                    BUSINESS

INTRODUCTION

     The Company develops, manufactures and commercializes controllable drug delivery systems using iontophoretic technology. Iontophoresis is a non-invasive method of enhancing and controlling the transport of water-soluble ionic drugs into and through the skin using a low level electrical current. The Company's proprietary iontophoretic drug delivery systems allow rapid onset and cessation of therapeutic action, as well as programmable dose control. The systems enable caregivers and patients to control the onset of drug effectiveness and maintain, reduce or cease drug administration once a desired therapeutic effect is observed. The programming feature also enables caregivers to customize dosing patterns to meet each patient's specific needs. The Company is developing systems designed to enable patient monitoring and control. The flexibility of the Company's proprietary systems provides therapeutic control not possible with many alternative drug delivery methods, including oral tablets and capsules, injections, inhalants and passive transdermal patches. The Company's systems may also increase bioavailability, safety and patient comfort.

     The Company markets two products, an iontophoretic system used to deliver Dexamethasone and an iontophoretic system used to deliver Iontocaine. Since it was introduced in 1979, the Company's system for the delivery of Dexamethasone has been used primarily by physical therapists and athletic trainers in over 11 million patient applications for the treatment of acute local inflammatory conditions such as tendonitis, tennis elbow and carpal tunnel syndrome. More than 9 million of these applications have occurred since 1990, when the Company introduced its present family of gel electrodes for use with its microprocessor controlled dose controllers. The Company's system to deliver Iontocaine provides needle-free, long-lasting local dermal anesthesia up to six times more rapidly and up to three times deeper than can be achieved using topical anesthetic creams. The Company is initially marketing its Iontocaine product under the brand name Numby Stuff in pediatric hospitals in the United States. The Company is also developing a number of iontophoretic drug delivery systems for other indications, including conscious sedation, tocolysis, post operative and chronic pain control, and osteoporosis.

BACKGROUND ON DRUG DELIVERY SYSTEMS

     A wide variety of drug delivery methods is currently available in the market, although not all drugs can be delivered by all routes of administration. For certain applications, there are clinical benefits in providing rapid onset of therapeutic action and the minimum drug dosage necessary to achieve the desired effect. In all applications, drug delivery should be convenient, cost effective and as non-invasive as possible.

     Conventional Oral Methods. Conventional oral drug dosage forms, such as pills and capsules, are the most common types of drug delivery. These methods offer ease of administration and low cost-per-use, but their application is often limited by inconvenient dosage intervals and less than optimal bioavailability (due to degradation of the drug in the gastro intestinal tract ("GI tract") and the liver) and efficacy. In addition, conventional oral dosage forms often produce higher initial drug levels than are required to achieve the desired therapeutic effects, thereby increasing the risk of side effects and lower than therapeutically optimal levels of the drug as it is metabolized and cleared from the body. More frequent administration of lower doses can sometimes mitigate this problem, but can also increase cost, inconvenience and patient noncompliance.

     Injection Methods. Injectable drug dosage forms generally provide rapid onset of action and offer many of the same advantages as conventional oral drug dosage methods. Like conventional oral dosage forms, however, they often produce higher initial drug levels than are required to achieve the desired therapeutic effect, thereby increasing risk of side effects. Injectable drug delivery methods require caregiver administration and have the added disadvantage of using needles as a delivery path into the body, raising the possibility of needle stick injuries, as well as risk of infection to the caregiver and the patient. The use of needles also increases patient anxiety due to the pain of injection.

     Controlled Release Methods. Controlled release drug delivery systems attempt to overcome many of the limitations inherent in conventional drug delivery methods by maintaining a more consistent and appropriate drug level in the bloodstream. Sustained release oral dosage forms are designed to release the active ingredients of the drug into the body at either a predetermined point in time or at a predetermined rate over an extended period of time, but they generally do not provide rapid onset of action and may not achieve optimal bioavailability. Passive transdermal patches allow absorption of drugs through the skin and generally provide a convenient method of administering drugs at a steady rate over an extended period of time, but onset of action may take hours after application and absorption of the drug may continue for hours after the patch is removed, which can increase side effects. Additionally, because human skin is an effective barrier, most drug formulations will not passively permeate the skin in therapeutic quantities. Continuous infusion pumps introduce drugs directly into the body, thereby providing rapid onset of action, and may offer variable controlled dosing. Infusion therapy requires insertion of a needle, however, and, therefore, can be painful and threatening to the patient. The use of infusion pumps also increases the risk of infection and generally requires medical professionals for safe administration, which may significantly increase costs.

     Pulmonary and Nasal Methods. Both pulmonary (inhalation) delivery and nasal sprays are designed to provide rapid onset of action or to deliver drugs that are not orally bioavailable. Pulmonary delivery has the disadvantage of variable drug amounts reaching the alveoli of the lungs, therefore making it difficult to control the bioavailability of the dose. Nasal sprays can cause irritation in some patients and can be difficult to administer in variable intranasal conditions. In addition, the dose of the product cannot be controlled by the patient over a period of time, and patients and caregivers may have difficulty maintaining the desired therapeutic effect.

     Other. Many existing and emerging pharmaceutical compounds, such as biotechnology-derived oligonucleotides, peptides and other macromolecular drugs, cannot be effectively administered by traditional non-invasive methods and are, therefore, administered only by injection or infusion. Oral delivery of such molecules is generally inefficient due to the rapid breakdown of the molecules during digestion and the natural impermeability of the GI tract to larger molecules. The skin is even less permeable to macromolecules than the GI tract, which the Company believes is the primary reason passive transdermal delivery of those molecules using patch technology has not been successful to date.

IONTOPHORETIC DRUG DELIVERY AND ITS ADVANTAGES

     Iontophoretic drug delivery systems are designed to overcome many of the limitations associated with many other drug delivery methods. Iontophoresis is an active method of transdermal drug delivery in which water-soluble, ionized (electrically charged) drugs are transported through the skin for local or systemic therapeutic applications by applying a low level, external electrical current. The amount of drug delivered through the skin is proportional to the total electrical charge applied (which is a function of time and current). Therefore, it is possible to program the system's electrical current levels to control more precisely the desired drug dose, delivery rate and the pattern of delivery.

     Iontophoretic drug delivery systems are generally comprised of a power supply which is used to control drug dose (the "dose controller") and a pair of electrodes, one containing the drug and one serving as a grounding electrode to complete the electrical circuit through the skin. The drug electrode consists of a matrix which contains the drug solution, a conductive element which distributes the electric current through the drug matrix, an electrical connector that links the electrode to the dose controller, and an adhesive layer that attaches the electrode to the body. The grounding electrode consists of similar components, but without the drug solution. The drug delivery electrode is applied to the patient's skin at a local treatment site (such as for joint or tendon soreness or to induce local dermal anesthesia), or at any suitable site on the body for systemic drug delivery. The grounding electrode is applied to the skin a short distance away from the drug electrode. As is shown in the following illustration, when an electric current with the same positive or negative electric charge as the drug is applied to the drug electrode, the drug is repelled from the electrode and into the skin in the same way as like poles of two magnets repel each other. Although the Company's currently marketed products consist of discrete components, the Company has begun the development of more advanced systems which integrate all components in a single miniaturized patch.

                  [GRAPHIC DEPICTING COMPANY'S PRODUCT IN USE]

     The Company believes that, for certain applications, iontophoretic drug delivery systems may offer several advantages over other drug delivery methods, including:

     Broad Applicability. A substantial number of the drugs on the market and in development today are, the Company believes, ionic and water-soluble and, therefore, may be amenable to delivery by iontophoresis. In addition, iontophoretic drug delivery systems may be applicable to a significantly broader range of pharmaceutical compounds, including larger drug molecules such as peptides and oligonucleotides, than passive transdermal drug delivery methods.

     Increased Convenience and Compliance. Iontophoretic drug delivery systems are easy to use and offer simple, needle-free administration that eliminates the inconvenience of frequent dosing, and may, if successfully developed and approved by applicable regulatory authorities, permit patient self-administration.

     Programmable Control of Drug Delivery. The rate, timing and pattern of drug delivery using an iontophoretic drug delivery system can be controlled by varying the electrical current applied to the system's electrodes. The benefits of this ability to control the drug's delivery include the following:

     - Rapid Onset of Action -- The speed with which a drug delivery system can provide efficacious blood levels of the target drug determines the onset of therapeutic action. Iontophoretic drug delivery systems allow many drugs to pass directly through the skin into underlying tissue and the bloodstream at a rate that is significantly more rapid than oral or passive transdermal delivery methods. Research has shown that certain drugs can be delivered by iontophoresis more than 10 to 1,000 times faster than drug delivery by passive transdermal patches.

     - Rapid Cessation of Administration -- In certain applications, it is desirable that drug delivery cease once the desired effect has been obtained. Iontophoretic drug delivery systems allow rapid cessation of drug delivery since absorption of water-soluble drugs from the skin into bloodstream ceases rapidly after the current is turned off or the drug electrode is removed from the skin.

     - Variable Dose Control -- Iontophoretic drug delivery systems may be designed to offer precision controlled dosing that can be customized for desired therapeutic profiles or for individual patient needs, including baseline and/or bolus dosing.

     - Patient Controlled Dosing -- Iontophoretic drug delivery systems may be designed to offer active patient control or intervention in the dosing regimen, while at the same time incorporating programmed lock-outs for added safety and dose monitoring capability.

     - Dose-to-Effect -- Iontophoretic drug delivery systems allow caregivers or patients to monitor the onset of drug effectiveness and maintain, progressively reduce or cease drug administration once a desired therapeutic effect is observed.

THE COMPANY'S IONTOPHORETIC SYSTEMS

     While the fundamentals of iontophoresis have been understood for decades, the method has become commercially practicable as a means for delivering drugs only recently as a result of advances in electronics, materials science and electrochemistry. These advances have led to the development of more efficient and adaptable drug containment electrodes and more reliable, compact and programmable dose controllers. The Company has developed iontophoretic drug delivery systems which incorporate dose controllers and electrodes that have enhanced performance characteristics, which the Company believes are adaptable to a number of clinical settings and therapeutic applications, and which the Company believes are cost effective in a number of therapeutic applications. The Company's current iontophoretic drug delivery systems are not designed to facilitate patient self-administration, but drug delivery systems currently being developed by the Company may allow patients significant control over the administration of certain drugs.

     In March 1997, the Company entered into an agreement with Elan to obtain an exclusive, worldwide license to the commercial exploitation of certain technology developed by Elan in the field of iontophoretic drug delivery and certain other electro-transport fields. The acquisition of the Elan technology is intended to speed the development and commercialization of products using the combined technologies, including the miniaturized integrated, wearable systems currently under development by the Company. The Company also believes its competitive position in relation to other companies engaged in the development of iontophoretic drug delivery systems has been significantly enhanced by Elan's broad base of United States and foreign patents, in-depth body of in vitro drug transport data and in vivo animal and human clinical data, in addition to other proprietary know-how.

     Dose Controllers. The Company's dose controllers generate the low-level electrical current needed for iontophoretic drug delivery. The Company presently markets a compact, fully portable dose controller, the Phoresor, that offers durable microprocessor control, enhanced user interface, versatile programmable dosing capability, autocalculating treatment time (based on electrical current settings and selected dose) and constant current output (by automatically adjusting voltage to compensate for variations in the electrical resistance of the skin). The Phoresor incorporates a microprocessor, other electronic circuitry, on-board software that monitors and controls the rate of current flow, and an easy-to-use control panel. The Company has also developed, and anticipates marketing in the near future, a new dose controller for specific use with its pediatric local dermal anesthetic product. See "Business -- Products and Products Under Development -- Local Dermal Anesthesia." The Company's next generation of dose controllers, both stand-alone and wearable miniaturized versions, are being designed to include many of the same features as the Company's current dose controllers. Depending on the therapeutic application, the new generation dose controllers may be designed to allow bolus dosing capability and programming (using a physician's or pharmacist's key) to adjust dosing to match desired delivery profiles or patterns.

     In a clinical setting for short treatment durations, the battery and dose controller are housed in a small, discrete, reusable unit connected to a pair of disposable, single-use electrodes to which drug solution is added immediately prior to application to the patient. This technology is used in the Company's current products. For longer term or chronic applications or patient-administered therapy outside the clinical setting, the Company is developing iontophoretic drug delivery systems in which the battery, dose controller and electrodes will be combined in a small patch applied to the skin as a single, integrated unit. The electronic components may be reusable, with replaceable or rechargeable batteries and single-use, disposable drug and grounding electrodes, or the entire unit may be disposable after a single use. The drug may be added to the electrode drug pad during manufacturing, or may be stored separately in the system and introduced into the drug containment pad immediately before use by means of proprietary, integrated hydration devices developed by the Company.

     Electrodes. Electrode design is critical to successful delivery of a drug by iontophoresis. The Company's electrodes incorporate patented and proprietary design innovations which the Company believes offer significant advantages to both patients and health care providers. The Company's proprietary electrode technology includes patented polymer hydrogels which absorb drug solutions in seconds, becoming soft and pliable so as to conform better to the body and to be comfortable to the patient. The Company's electrode technology also employs special silver and silver chloride inks to distribute electric current more evenly from the dose controller to the electrodes and control possible changes in acidity and alkalinity (pH changes) which can occur during iontophoresis.

BUSINESS STRATEGY

     The Company's primary business goal is to establish its proprietary iontophoretic drug delivery systems as a preferred, cost effective means of delivering a wide range of drugs. To achieve this goal, the Company uses its multi-disciplinary expertise in pharmacology and drug formulation, regulatory and product testing, microelectronics, electrochemistry, polymer chemistry and adhesives. The Company's strategy for achieving this goal includes the following principal elements:

     Develop Systems for Off-Patent Drugs. The Company intends to continue the independent development of proprietary iontophoretic drug delivery systems for off-patent drugs with known safety and efficacy and for which the Company believes its drug delivery technology may be cost competitive with and offer advantages over other drug delivery methods. The Company believes that, by developing proprietary products based on currently approved off-patent drugs, rather than new chemical entities ("NCEs"), it can reduce regulatory and development risks and shorten the product development cycle for certain products. See "Risk Factors -- Uncertainty of Government Regulation" and "Business -- Government Regulation."

     Enter into Collaborative Relationships. In order to gain access to NCEs and other proprietary drugs, and to reduce the costs and risks associated with the development of iontophoretic drug delivery systems for such compounds, the Company intends to enter into collaborative relationships with pharmaceutical and other biotechnology companies whose drugs could benefit from the Company's iontophoretic drug delivery technology. The Company has entered into a collaborative development agreement with Novartis for the purpose of evaluating the potential for the development of iontophoretic drug delivery systems for a number of Novartis compounds for several therapeutic applications. In collaboration with Novartis, the Company is currently developing an iontophoretic drug delivery system to deliver a drug for the treatment of osteoporosis. See "Risk Factors -- Reliance on Collaborative Partners."

     Increase Market Penetration of Existing Products. In order to leverage the capabilities of its direct and dealer sales forces, the Company intends to enter into collaborative sales and marketing relationships with other parties that have specific expertise in markets targeted by the Company. In general, the Company intends to use collaborative sales and marketing relationships in the sale and distribution of its products.

     In addition, the Company is actively seeking to expand the commercial potential of its local anesthesia and acute inflammation products by pursuing new applications. The Company will continue to conduct (i) marketing studies aimed at expanding the use of its delivery system for Iontocaine to a broader range of procedures and (ii) clinical trials to further establish the safety and efficacy of iontophoresis for the treatment of local inflammation using Dexamathasone or for use in other specific procedures.

     Broaden Technology Platform. The Company intends to enhance its proprietary iontophoretic technology base principally through internal research and development. The Company will also pursue additional iontophoretic and other complementary products and technologies owned or developed by third parties, on a case-by-case basis, through in-licensing or acquisition.

     Control Product Manufacturing Processes. The Company intends to maintain control over the manufacture of its electrode kits in order to retain control over the quality of its products and capture a larger portion of the product revenue stream when third parties are involved in the marketing of the product.

PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

     The Company currently has product development programs at various stages of development for acute local inflammation, local dermal anesthesia, remission of pre-term labor, conscious sedation, pain control and osteoporosis. The following table lists the therapeutic applications of the principal products developed or currently under development by the Company. This table is qualified in its entirety by reference to the more detailed descriptions set forth elsewhere in this section. There can be no assurance that any products under development will be developed successfully or approved in a timely manner at all, or even if developed or approved, be successfully manufactured or marketed. See "Risk Factors." In addition, the status of development indicated below does not necessarily indicate the order in which the products shown may be submitted to or approved by the FDA. See "Business -- Government Regulation" for description of phases of clinical development.

           APPLICATION                    THERAPEUTIC AGENT                     PRODUCT STATUS
---------------------------------    ----------------------------    -------------------------------------
Acute local inflammation             Dexamethasone                   Currently marketed(1)
Local dermal anesthetic              Iontocaine                      Currently marketed
Pain control                         Hydromorphone                   Phase II clinicals(2)
Conscious sedation                   Fentanyl                        Phase I clinicals(3)
Local mucosal anesthetic             Iontocaine                      Preclinical
Remission of pre-term labor          Terbutaline                     Preclinical
Osteoporosis                         Novartis compound(4)            Preclinical

---------------

(1) Currently marketed under a 510(k) clearance for use with "ions of soluble salts or other drugs." The Company is developing Phase III protocols and intends to file an NDA in the future, as is currently required by the FDA. See "Business -- Government Regulation."

(2) Initial Phase II clinical studies were conducted by Elan. The Company acquired the rights to the data from those studies under the Elan Agreements. The Company will be required to conduct expanded Phase II and Phase III clinical trials. The Company does not intend to pursue development of a hydromorphone product until the second quarter of calendar year 1998.

(3) The Company has conducted, or participated in the conduct of, two independent human blood level studies for the iontophoretic delivery of fentanyl. The Company does not intend to pursue development of a fentanyl product until the second quarter of calendar year 1998. See "Risks Factors -- Dependence on Patents and Proprietary Technology."

(4) Under development pursuant to an agreement with Novartis. See
    "Business -- Collaborative Relationships and Licenses."

  ACUTE LOCAL INFLAMMATION

     Acute local inflammatory conditions resulting from exercise, sports injuries, trauma or repetitive motion disorders are among the leading types of injuries occurring in the workplace and among physically active adults. The most common of these injuries include tendonitis, bursitis, carpal tunnel syndrome and epicondylitis (tennis elbow). Generally, patients suffering from these conditions are initially treated with oral nonsteroidal anti-inflammatory drugs ("NSAIDS") for a period of up to fourteen days. Although steroid injections are generally more effective than NSAIDS, medical professionals usually avoid steroid injections in all but severe cases because of the negative side effects that can accompany bolus needle injections of corticosteroids into an inflamed joint or tendon, including risk of infection, tissue distortion, tendon weakening and tendon rupture. If patients do not respond to treatment with NSAIDS, the physician generally has two options -- refer the patient to a physical therapist, or proceed with injection of anti-inflammatory steroids such as Dexamethasone. Based on market data with respect to the number of corticosteroid injections for acute inflammation as well as data gathered by the Company in a survey it conducted of 54 physical therapy clinics around the United States with respect to the number of patients that visit physical therapy clinics for acute inflammation, the Company estimates that the total potential retail market in the United States for the sale of iontophoretic drug delivery systems to clinicians to treat acute local inflammatory conditions may be in excess of $400 million. In addition, the Company estimates that current total retail sales into this market by the Company and its competitors are approximately $35 million.

     The Company believes iontophoretic delivery of Dexamethasone provides significant advantages over other current treatment regimens for acute local inflammation. The Company believes iontophoresis eliminates many of the risks and much of the inconvenience associated with bolus steroid injections, avoids the systemic side effects of oral steroids and eliminates the significant incidence of GI tract side effects of orally administered NSAIDS. The Company believes iontophoresis also increases therapeutic efficacy by bypassing metabolism by the liver, by reducing the possibility of overdosing, and by providing localized delivery at the target site without trauma. As a result, the Company believes that it may be advantageous to introduce the iontophoretic delivery of Dexamethasone into the initial treatment regimen for acute local inflammation. The Company believes that earlier treatment with Dexamethasone has the potential to significantly increase the rate of patient recovery and, in doing so, reduce the overall cost of patient treatment.

     Commercial Products. The Company pioneered the commercial introduction of an iontophoretic drug delivery system for the treatment of local acute inflammation in 1979. The product is used principally by physical therapists (under a doctor's prescription) and has been administered in over 11 million patient treatments for the iontophoretic delivery of Dexamethasone. More than 9 million of these treatments occurred since 1990, when advancements in electrode technology made by the Company led to the introduction of its present family of gel electrodes for use with its microprocessor controlled dose controllers. The Company's system for the delivery of Dexamethasone is also used by athletic trainers and physical therapists serving a number of professional athletes, including professional golfers and tennis players, men's and women's olympic ski teams and professional football, basketball and hockey teams. The Company believes that iontophoretic drug delivery systems have been accepted in the rehabilitation marketplace due to their ease of use, non-invasiveness, recognized efficacy and lack of significant side effects.

     The Company currently markets nine different electrode kits in four different configurations and continues to develop additional electrode kits and configurations for application in different segments of the acute local inflammation market. The Company's existing electrode kits, as well as those it has under development, are designed to be user friendly and to offer clinicians a broad range of electrode sizes, formats, configurations and price ranges.

     Products Under Development. Currently, due to limited labeling of Dexamethasone, neither the Company nor its competitors has the requisite regulatory approval to promote the use of iontophoretic drug delivery systems specifically for the delivery of Dexamethasone. The Company believes that its inability to do so limits its ability to market its system, particularly to the physician market. The Company further believes that to market iontophoretic drug delivery systems for a specific drug and therapeutic indication the FDA requires that each new drug/device combination be approved through an NDA process. Therefore, in order to expand the Company's sales of its delivery systems into the physician market as a first line treatment for acute local inflammation, the Company has filed an investigational new drug ("IND") application with the FDA under which it intends to establish the safety and efficacy of its current drug delivery system for Dexamethasone. Upon completion of the protocol design, the Company intends to select appropriate clinical sites and initiate clinical studies in support of filing an NDA (or an appropriate drug/device combination marketing application) seeking FDA approval to label a formulation of Dexamethasone for use with the Company's Phoresor for treatment of acute local inflammatory conditions. The Company believes that because of the known safety and efficacy profile of Dexamethasone and the acute nature of the conditions to be treated in these studies, the duration of the studies and the required follow-up periods may not be as extensive as would be required for a NCE. See "Risk Factors -- Uncertainty of Government Regulation."

     The Company believes the approval of an NDA (if obtained) will allow the Company to actively promote the iontophoretic delivery of Dexamethasone to general and family practice physicians, orthopedists, neurologists and sports and industrial medicine clinics. The Company believes this could significantly enhance the Company's ability to establish its delivery system for Dexamethasone as a primary treatment option for acute local inflammatory conditions. The Company also believes that, with an approved NDA to complement its device, many physicians who refer their patients for physical therapy will do so with a specific prescription for iontophoresis using the Company's proprietary drug delivery system.

  LOCAL DERMAL ANESTHESIA

     Medical care providers have long recognized the importance of the management of pain, including pain associated with certain minimally invasive medical procedures such as needle injections; venous access (including phlebotomies and intravenous catherizations); lumbar punctures; and local dermatological, gynecological and urological procedures such as wart and mole removal, LOOP/LETZ procedures, biopsies (including fine needle, punch, excisional, shave and cervical biopsies), Mohs procedures and vasectomies. To address this concern, local dermal anesthetics are widely used in medical practice.

     The primary means of administering local dermal anesthetics is by needle injection, which has the benefit of being fast, effective and long lasting. However, the fear and pain associated with the needle stick, especially on the extremities or on other sensitive areas such as the face, vulva and cervix is compounded by the sting associated with virtually all injectable local anesthetics. These factors increase patient discomfort and anxiety. In addition, the local tissue distortion which typically accompanies injections may cause procedural difficulty for the physician. New topical analgesic formulations have recently been introduced into the market and are gaining widespread acceptance, especially in pediatric hospitals and clinics and in pediatric dermatology. These topical formulations avoid many of the pitfalls of anesthetic injections, but they generally require significant advance preparation since they take one to two hours to obtain anesthesia. Even when topical formulations are given adequate time to achieve anesthesia, they anesthetize only to a maximum depth of 3 to 5 mm. The time required to achieve therapeutic anesthesia and the depth of anesthesia make these formulations less suitable or impractical for many potential applications. The Company believes that the growing interest in these products, in spite of their clinical limitations, is a positive indication of the market's desire for an effective, needle-free local dermal anesthetic.

     Commercial Products. The Company's Iontocaine brand of lidocaine HCl 2% and epinephrine 1:100,000 is FDA approved under an NDA and is specifically labeled for use with the Company's Phoresor and its proprietary, single use, disposable electrode kits. The Iontocaine delivery system was shown to be safe and effective in double blinded, placebo controlled, randomized studies in over 400 adult and pediatric patients. Based on these studies, the Company filed an NDA with the FDA and received labeling to use the system for all procedures requiring local dermal anesthesia.

     Using the Company's product, clinicians can administer needle-free, long lasting (up to two hours) local dermal anesthesia up to a depth of 10 mm in approximately ten minutes. The Company believes the ability to provide painless local dermal anesthesia up to three times deeper than topical formulations, in 85% less time, could make the Company's products a preferred drug delivery method for many existing applications where topical anesthetic creams are currently employed, and that the product will provide a means of painlessly inducing local dermal anesthesia for a broader range of medical procedures where the use of such creams is not practical.

     A leading concern among patients, parents and health care professionals is the control of pain in the practice of children's medicine, including the pain associated with needle insertions. With the growing acceptance of topical anesthetic creams in the pediatric hospital setting, the Company believes there is a large potential market for an iontophoretic drug delivery system targeted toward pediatrics. Accordingly, the Company has focused its initial local dermal anesthesia product launch into the pediatric market under the brand name Numby Stuff. Numby Stuff, which the Company launched in January of 1997, currently consists of the Phoresor, the Company's line of proprietary, single use, disposable electrode kits and Iontocaine, all in a brightly colored, child friendly product package. Numby Stuff is currently being used to induce local dermal anesthesia prior to pediatric intravenous starts, blood draws and other invasive procedures, and the Company believes it provides a cost effective alternative to the leading topical product. The Company estimates that pediatric intravenous starts, blood draws and other invasive procedures are performed more than 20 million times in the United States each year.

     At the Company's request, Numby Stuff was recently reviewed by the new product review committee of the Alliance of Children's Hospitals ("ACH"), a consortium of 36 free standing children's hospitals in the United States. Following the review, in December 1996, the Company acquired a right from ACH to use ACH's Seal of Acceptance in the commercialization of Numby Stuff. In order to use the Seal of Acceptance to promote Numby Stuff, the Company was required to make royalty payments to ACH. The Company satisfied ACH's royalty requirements by issuing ACH warrants to acquire, through December 1, 2003, 44,791 Common Shares at an exercise price of $8.88 per share. In connection with obtaining the rights to use the ACH Seal of Acceptance, and at the request of the Child Health Investment Corporation ("CHIC"), an affiliate of ACH, the Company sold CHIC 37,202 Common Shares for $250,000. CHIC maintains a venture fund to make investments in medical products companies. Under the terms of the Company's agreements with ACH, ACH is obligated to provide continued support and endorsement for Numby Stuff and, although ACH's member hospitals are not required to purchase any product awarded ACH's Seal of Acceptance, ACH is obligated to assist the Company in introducing Numby Stuff to pharmacy directors and other clinical specialties within its member hospitals.

     Products Under Development. The Company has developed a preprogrammed, fixed dose, dose controller with push-button operation for use as part of the Numby Stuff product. The Company submitted a 510(k) application for this new dose controller in December 1997. The 510(k) application was cleared by the FDA in April 1998. The Company believes that the new dose controller's lower manufacturing cost, anticipated pricing and simplified operation will enhance the marketability and use of Numby Stuff.

     In order to achieve greater market acceptance of its Iontocaine product in pediatric markets, the Company supports evaluations conducted by doctors and other medical personnel for the use of its anesthetic product prior to a wide variety of painful medical procedures. The Company is currently conducting or planning two studies evaluating the use of Numby Stuff prior to lumbar punctures and circumcisions in pediatric patients. Depending on the results of these studies, the Company may develop new electrode kits which specifically address these opportunities. The Company also believes, in addition to the pediatric market, the adult hospital market represents additional opportunities for growth. The Company believes that it could service the adult hospital market by making minor modifications in its product image and by using its existing sales force. For example, according to published studies, there are over 250 million venous catheters inserted each year, of which a large percentage are inserted in adult patients.

     The Company also believes Iontocaine, together with the Phoresor and adaptations of its existing electrode designs, can be successfully used to induce effective local dermal or mucosal anesthesia prior to certain gynecological procedures. The Company believes the effective, rapid, painless, needle-free anesthesia provided by the Company's drug delivery technology would increase patient comfort. In general, the Company believes the promotion of the Company's systems for use in connection with gynecological procedures involving mucosal membranes would require additional FDA approval, most likely in the form of a supplement to the Company's existing Iontocaine NDA. The Company does not believe gynecological procedures involving the vulva would require additional FDA approval. The Company has performed preliminary studies which indicate that its anesthetic system may significantly reduce or eliminate the pain of vulvar biopsies. The Company has already tested prototype electrodes which are specifically designed for this application. There are approximately 50 million pap smears performed each year in the United States, of which the Company estimates approximately 2.5 million require follow-up procedures that could benefit from non-invasive local dermal anesthesia. The majority of these procedures are performed by a relatively small number of gynecologists who are mainly located in high density population areas that are also the major centers for the Company's pediatric marketing efforts. See "Risk Factors -- Uncertainty of Government Regulation."

  REMISSION OF PRE-TERM LABOR

     Pre-term birth is a leading cause of neonatal morbidity and mortality. Each year in the United States alone, 10% of all births are premature resulting in more than 400,000 babies being born before completing 37 weeks of gestation. The cost of neonatal intensive care required for pre-term babies exceeds $5.0 billion a year in the United States. The Company believes prolonging pregnancies threatened by pre-term delivery by even a few days may result in improved clinical outcomes, which could represent an important opportunity for significant medical, economic and social benefits.

     The Company estimates that each year a significant number of patients in the United States who are at risk for or experience pre-term labor and pre-term birth are placed on one or more forms of tocolytic drug therapy. Tocolysis is the clinical term for the remission of labor. Although many of these therapies are not specifically FDA approved, the medical literature indicates that they have been successful in a large number of patients. The Company believes the number of patients placed on various tocolytic drug therapies will rise with the increased use of ambulatory external tocodynamometers and the advance of other new diagnostic techniques and products used to identify patients at risk. These advances in diagnostics should aid in identifying asymptomatic pregnant women.

     A typical therapeutic program for a pregnant woman who is experiencing acute episodes of pre-term labor consists of intravenous ("IV") infusions of magnesium sulfate in the hospital. After a period of 12 to 24 hours of successful tocolysis, the patient is then switched to oral terbutaline sulfate tablets and released. Usually, after two to three weeks, the therapeutic effects of oral terbutaline are lost and the patient must be readmitted to the hospital to begin the treatment cycle again. If symptoms persist, the patient is often placed on an injectable form of terbutaline sulfate by means of a subcutaneous infusion pump. Although not approved by the FDA for this indication, subcutaneous infusion terbutaline therapy has been found to be effective in controlling pre-term labor and avoiding the loss of therapeutic efficacy experienced with oral dosing. Subcutaneous infusion terbutaline therapy can last for a over a month, with a mean treatment period of approximately three weeks, and costs approximately $1,500 to $2,000 per week. Those costs include pump rental, drugs, disposable infusion kits and central monitoring and home visits by a skilled medical professional.

     Products Under Development. The Company is evaluating a system for delivering terbutaline using iontophoresis. Based on in vitro feasibility testing it has conducted, the Company believes terbutaline may be delivered by iontophoresis in therapeutic quantities. The Company intends to seek NDA approval for the delivery of terbutaline for remission of pre-term labor using its iontophoretic drug delivery system. It has prepared a protocol for a Phase I blood level study, has received Institutional Review Board approval and initiated the study at the end of 1997. The Company believes that an iontophoretic drug delivery system for terbutaline could offer an alternative treatment regimen to oral terbutaline therapies with all of the benefits of home infusion therapy. The Company also believes an iontophoretic system may have substantial advantages over subcutaneous infusion therapy, including being less expensive to produce and service than standard infusion therapy devices, potentially providing greater patient comfort (since the electrodes could be placed at various sites on the body) and being non-invasive, thereby eliminating the risk of infection and reducing the need for frequent intervention by a skilled medical professional.

     Since the general pharmacology and toxicology of terbutaline are well known, and because the Company believes this is an area of significant interest within both the FDA and the medical community, the Company believes that, if its Phase I blood level studies are successful, it may be able to progress more rapidly into Phase III studies in at-risk, pregnant women than would be possible for an NCE. Due to the nature of the condition being treated, the Company believes the clinical trials should be of relatively short duration and will have a clearly defined endpoint. See "Risk Factors -- Uncertainty of Government Regulation."

  CONSCIOUS SEDATION

     Many patients, especially children, experience extreme anxiety before the start of invasive or painful medical procedures, during stressful diagnostic tests such as endoscopies, magnetic resonance imaging, and CT scans, and before and during certain dental and emergency room procedures. Invasive methods of premedication and sedation, such as intramuscular ("IM") injections or IV administration of analgesics or sedatives, can cause anxiety. Clinicians have long sought alternative, non-invasive methods of premedication. Despite the absence of approved labeling for safety and efficacy for oral administration, clinicians widely use injectable drugs and drug combinations mixed with flavored syrups for off-label oral administration in children. Since 1994, clinicians have also been able to use fentanyl for conscious sedation using an oral transmucosal delivery system. Oral administration may require up to five times the amount of drug recommended for injection because of decreased bioavailability, but is used because the alternative of IV or IM injections are counterproductive to the goal of relieving anxiety. Based on market data, the Company estimates that annual worldwide sales of the top two products used for conscious sedation are approximately $950 million.

     Products Under Development. The safety and efficacy of fentanyl as a drug to induce conscious sedation are well known. Data from two human blood level studies with fentanyl conducted by the Company and a former collaborative partner show that it may be possible for therapeutic quantities of fentanyl to be delivered by iontophoresis. Therefore, the Company believes it could represent a viable drug for inducing conscious sedation using the Company's iontophoretic drug delivery systems. Under the terms of a contract with its former collaborative partner, the Company agreed not to pursue development of a fentanyl conscious sedation product until the second quarter of calendar year 1998. Further, the Company's ability to market a product in the United States using fentanyl may also be limited by certain litigation now before the PTO. See "Risk

Factors -- Dependence on Patents and Proprietary Technology" and
"Business -- Collaborative Relationships and Licenses."

  PAIN MANAGEMENT

     The Company estimates that of the 24 million surgeries performed each year in the United States, 75%, or 18 million, result in moderate to severe post operative pain. In addition, there are currently 9.1 million cancer patients in the United States. Each year roughly 6.6 million patients with cancer are treated for pain and of these, 65% to 80% experience moderate to severe pain. In recent years, there has been a growing awareness that many patients, especially the terminally ill, do not receive adequate analgesic therapy for their pain. Sales of prescription narcotics in the United States to treat pain were approximately $1.0 billion in 1996 and, according to market reports, the market is estimated to grow at a rate of approximately 10.5% per year. Factors contributing to this growth rate include more relaxed policies for narcotic administration and the introduction of drug delivery systems that make administration safer, more controllable and convenient.

     Morphine is the most commonly prescribed drug for the management of severe pain in critically ill patients in the United States. Morphine and hydromorphone are the most widely used parenteral pain medications for home use because they are relatively safe, effective and have relatively short half lives. Hydromorphone is a more potent, highly soluble analog of morphine, which is the standard against which other analgesics are generally measured.

     The Company believes that iontophoretic delivery systems for narcotic analgesics for the treatment of post operative and chronic pain control could offer significant benefits over existing methods of delivery, including infusion pumps, transdermal patches and transmucosal products. To provide effective pain relief, a morphine injection is generally administered every four hours. Repeated injection or continuous infusion of morphine is expensive because the methods of administration consume substantial hospital staff time or require daily visits by a health care provider to a patient receiving home infusion therapy. An iontophoretic system has the potential to offer all of the benefits of an infusion pump, including the ability to closely match the delivery profile with rapid onset and cessation of action characteristics and to provide control of baseline delivery with bolus dose capability for acute episodes of pain, but without the need to use needles. The Company believes an iontophoretic delivery system for pain management may also be more convenient and less expensive, since the rental of costly infusion pumps and intervention by a skilled medical professional may not be required. Passive transdermal patches offer convenience and reduced costs, but they take four to eight hours before effective analgesia is achieved and take hours or even days for the drug depot to clear from the skin after the patch is removed. In addition, passive transdermal patches do not offer precise baseline dosing from patient to patient and do not address the need for bolus dosing required to address acute episodes of pain.

     Products Under Development. The Company believes an iontophoretic delivery system for hydromorphone may be a favorable alternative to the administration of morphine by infusion for acute post operative pain and for chronic pain in the hospice or home care setting. Hydromorphone is approximately ten times more potent than morphine and has added therapeutic advantages, including lower incidence of nausea and vomiting (which frequently accompanies the administration of morphine), and more effective analgesia with no stupefying and minimal hypnotic effects. Through the Elan Agreements, the Company obtained rights to prototype wearable iontophoretic drug delivery systems for the delivery of hydromorphone and to the preclinical, Phase I and limited Phase II clinical data generated by Elan in testing the device. The Company believes the additional clinical trials necessary to market this product may be of relatively short duration in comparison to an NCE, since hydromorphone's safety and efficacy profile is well known and the clinical endpoints are both well established and easy to measure. See "Risk Factors -- Uncertainty of Government Regulation."

     In addition to a system for the delivery of hydromorphone, the Company believes a market exists for an iontophoretic drug delivery system for fentanyl, a narcotic analgesic more potent than hydromorphone, which has been used primarily during surgery. The Company conducted a preliminary blood level study using fentanyl and, using data from that study, designed advanced electrodes which a former collaborative partner used in a subsequent fentanyl human blood level test. These studies demonstrated that fentanyl can be delivered by iontophoresis to achieve the delivery rates and blood levels necessary for pain control.

     Due to its short half-life in the body, injectable fentanyl is not generally used for the treatment of moderate to severe post-operative or chronic pain. However, the increased use of home infusion therapy and the development of a passive transdermal patch have demonstrated that fentanyl can be delivered at therapeutic levels, making the drug suitable for new indications not previously possible with injections. The Duragesic transdermal fentanyl patch, which was developed by Alza and is marketed by Janssen Pharmaceuticals, was introduced in 1992 and had annual worldwide sales of $205 million in 1996.

     Under the terms of a contract with its former collaborative partner, the Company agreed not to pursue development of a fentanyl pain product until the second quarter of calendar year 1998. Further, the Company's ability to market a product using fentanyl in the United States may be limited by certain litigation before the PTO. See "Risk Factors -- Dependence on Patents and Proprietary Technology" and "Business -- Collaborative Relationships and Licenses."

  OSTEOPOROSIS

     Osteoporosis is a progressive disease that affects more than 25 million people in the United States, most commonly post-menopausal women. The financial costs associated with osteoporosis exceed $10 billion each year. Novartis and the Company believe the overall therapeutic profile of the osteoporosis drug currently under development may be optimized or enhanced through the use of an iontophoretic drug delivery system. As a result, they have entered into an agreement for the development by the Company of an iontophoretic drug delivery system using the drug for the treatment of osteoporosis. During 1998, the Company is scheduled to begin animal studies using the drug in an iontophoretic drug delivery system. The Company believes this system could enter clinical trials during 1999. See "Business -- Collaborative Relationships and Licenses."

  OTHER POTENTIAL PRODUCT APPLICATIONS

     The Company has an active program of identifying and developing iontophoretic drug delivery products for various therapeutic indications where the Company believes there is a potential market need, where a suitable water-soluble ionic drug is available and where that drug can be delivered through iontophoresis in therapeutic quantities on a cost-competitive basis. The Company has identified certain drugs and therapeutic indications as potential product opportunities, and has undertaken preliminary steps toward verifying the market need and technical feasibility of iontophoretic delivery of those drugs. In addition, through the Elan Agreements, the Company acquired certain in-process research and development, including exclusive world-wide rights for the commercial exploitation of certain iontophoretic patents, know-how and clinical data. The Elan technology includes in vitro feasibility studies conducted on 64 drugs (including several peptide drugs), in vivo blood level animal studies on 18 of those drugs and human blood level studies on nine of those drugs. See "Business -- Products and Products Under
Development -- Osteoporosis."

     As part of its continuing product development program, the Company will evaluate the feasibility of iontophoretic delivery of biotechnology derived peptides, small proteins and oligonucleotides for applications where existing drug delivery systems have significant limitations. The Company also intends to examine the use of its iontophoretic system to deliver anti-emetics to treat postsurgical nausea and vomiting induced by or secondary to chemotherapy, surgery, migraine headache or AIDS.

COLLABORATIVE RELATIONSHIPS AND LICENSES

     A principal component of the Company's commercial strategy is to develop products, where appropriate, in collaboration with established pharmaceutical companies or other strategic partners. These collaborative partners may provide proprietary drugs, technology, financial resources, research and pharmaceutical manufacturing capabilities or marketing infrastructure to aid in the development and commercialization of the Company's products and potential future products. Depending on the availability of financial, marketing and scientific resources and other factors, the Company may also license or cross license its technology or products to others and retain profit sharing, royalty, manufacturing, co-marketing, co-promotion or similar rights. Any such arrangements could limit the Company's flexibility in pursuing alternatives for the development or commercialization of its products.

     The Company has entered into the following collaborative relationships and license arrangements:

     Novartis Agreement. In July 1995, as amended in March 1996, the Company entered into various research and development agreements (the "R&D Agreements") with the ethical pharmaceuticals division of Ciba-Geigy Corporation ("Ciba") to evaluate the feasibility of delivering a number of Ciba compounds for several therapeutic applications utilizing the Company's iontophoretic drug delivery technologies, including certain of its existing iontophoretic devices. In connection with the R&D Agreements, the Company formed Dermion to conduct the Company's iontophoretic drug delivery research and development activities other than those relating to the Company's current products, and Ciba then acquired a 20% equity interest in Dermion. In 1997, Ciba was merged with Sandoz Corporation to form Novartis Pharma A.G.

     Under the 1997 Amendments, effective November 1, 1997, Novartis exchanged its 20% equity interest in Dermion for 238,541 Common Shares and warrants to acquire an additional 18,750 Common Shares at an exercise price of $21.60 per share. Novartis may currently exercise one-third of the warrants, and will obtain the right to exercise an additional one-third of the warrants in each instance, when it agrees to provide research and development funding at a minimum level of $1.5 million per year under the R&D Agreements for each of the calendar years 1999 and 2000. The warrants, once exercisable, may be exercised at any time through November 1, 2002.

     In connection with the R&D Agreements, the Company and Dermion granted Novartis perpetual non-exclusive, royalty bearing licenses to the Company's iontophoretic technology. Further, other than in collaboration with Novartis, the Company has agreed that, during the term of the agreement (and, under certain circumstances, for a period of up to two years thereafter), the Company will not develop any product in certain Novartis fields, as defined in the agreement, without Novartis' consent.

     Pursuant to the R&D Agreements, as amended, Novartis will provide Dermion with research funding through December 31, 1998 for the continued development of proprietary iontophoretic drug delivery systems to deliver Novartis compounds and has the option to renew the research and funding for successive one year periods. Presently, Dermion is devoting the majority of its research and development efforts to the development of these systems and products for Novartis compounds. The R&D Agreements may be terminated by Novartis or the Company at any time on at least six months' notice.

     The R&D Agreements, as amended, require Novartis to pay Dermion milestone payments in connection with products developed for Novartis by Dermion, based on the successful completion of certain later stage development objectives. Additionally, Novartis is required to pay Dermion royalties on sales by Novartis of products and systems developed by Dermion. No such sales have yet occurred and no royalties have been received by Dermion.

     The Company has also agreed that, during the term of the agreement with Novartis and for a period of five years thereafter, the Company will negotiate in good faith to license to Novartis rights to any iontophoretic drug delivery technologies developed or acquired by the Company but which are not covered under the existing license agreements (the "Second Generation Technology"). Further, the Company has agreed to negotiate such additional licenses prior to entering into any agreement to license or otherwise transfer any rights to such Second Generation Technology to a third party. Under the 1997 Amendments, the parties agreed to treat the Elan technology acquired by the Company as Second Generation Technology. Accordingly, the Company intends to negotiate with Novartis to license such technology to Novartis prior to initiating efforts to negotiate any rights to such technology with any third party. Under the R&D Agreements, as amended, the parties agreed that they will jointly own the technology developed in the collaboration.

     The Company's agreements with Novartis contain contractual restrictions on any change of control of Dermion (either through the sale of IOMED's stock in Dermion or through the sale by Dermion of its securities, assets or business). During the remaining term of the R&D Agreements, and for one year thereafter, Novartis has a right of first offer to purchase IOMED's interest in Dermion or the assets of Dermion in the event of any proposed change of control of Dermion. The right of first offer does not extend to any overall change of control transaction involving IOMED, such as the sale by IOMED of its securities or assets, or a merger or consolidation. See "Risk Factors -- Reliance on Collaborative Partners."

     Elan Agreements. Effective March 1997, the Company entered into the Elan Agreements. Under the Elan Agreements, the Company acquired exclusive, worldwide licenses to certain of Elan's iontophoretic drug delivery technologies, including know-how and over 250 issued and 47 pending United States and foreign patents. In exchange for those rights, the Company paid Elan $15.0 million through the issuance to Elan of the Elan Notes, issued Elan warrants to purchase, through December 1, 2003, 104,166 Common Shares of the Company at a price of $21.60 per share, and agreed to pay Elan a royalty on net revenues derived by the Company from the licensing or sale of its products. See "Transactions Related to the Offering" and "Certain Transactions."

     Alza Agreement. Alza has developed competitive iontophoretic drug delivery technology and is, by its published reports, undertaking to develop products that may be competitive with the Company's products. As a result of the uncertainty of the Company's and Alza's respective patent rights for certain iontophoretic delivery technologies, in 1993, the Company entered into a cross-license agreement with Alza. Under the agreement, the companies, among other things, exchanged non-exclusive, royalty free rights to certain patented technologies which each party believed to be of significant strategic importance to the potential technological success of many iontophoretic drug delivery applications. One patent sublicensed by Alza to the Company under the agreement bears a nominal royalty rate if used. Both parties are prohibited from assigning their rights under the agreement to certain named companies or any other entity that derives more than 50 percent of its income from the development, licensing and/or sale of drug delivery systems to other pharmaceutical companies without first receiving the consent of the other party. Restrictions imposed on the Company's ability to assign its rights under this agreement may have the effect of prohibiting a sale of the Company to such named companies, or may otherwise limit the Company's ability to capitalize on the commercial and other economic potential of these technologies. The Company does not believe these restrictions inhibit its existing business development strategy. See "Risk
Factors -- Anti-Takeover Provisions of the Company's Articles of Incorporation; Utah Law and Certain of the Company's Agreements."

     University of Utah Agreement. In 1974, the Company entered into a licensing agreement with the University of Utah Research Foundation (the "University"). Under the agreement, which was amended in 1993, the Company obtained an exclusive license to certain iontophoretic drug delivery and prosthetic technologies developed at the University. Under the terms of the amended license, the Company is obligated to pay the University a royalty on all sales of its iontophoretic drug delivery products through the year 2007. In December 1996, the Company sold the assets comprising its prosthetic technologies operations to Fillauer, Inc. and, in connection with that sale, sublicensed its rights in the prosthetic technologies covered by the license to Fillauer, Inc.

     Fillauer Agreements. Prior to January 1997, the Company provided state-of-the-art prosthetics products to amputees throughout the United States, Canada and Western Europe through its Motion Control division. Motion Control's principal products were the Utah Artificial Arm and the ProControl II advanced myolectric prostheses for above and below the elbow amputees.

     In December 1995, the Company sold the assets of its prosthetics technologies operations to Fillauer, Inc. for $1.0 million and granted Fillauer an exclusive, worldwide license and sublicense to the patents, trademarks, know-how and other intellectual property of the Company relating to its prosthetics products. Under the terms of the sublicense agreement, the Company will receive license fees and royalties on future sales of such products.

     Laboratoires Fournier Agreement. In July 1993, the Company entered into an agreement with Laboratoires Fournier, a private French pharmaceutical company, for the joint research and development of wearable integrated iontophoretic systems, with primary effort devoted to the development of systems for the treatment of acute post operative pain and patient controlled analgesia. The companies subsequently concluded that certain United States patents issued to Alza for the iontophoretic delivery of fentanyl and its analogs after the Company and Laboratoires Fournier had entered into their agreement posed a potential barrier to the commercial viability of the proposed system in the United States. As a result, the Company elected to suspend development efforts in the area. In February 1996, the parties terminated their collaborative research and development activities and amended their initial agreement. In connection with the termination of their collaborative efforts the Company issued Laboratoires Fournier 337,837 Common Shares in satisfaction of a $3.0 million loan Laboratoires Fournier had made to the Company. Under the terms of the agreement, the Company is required to issue Laboratoires Fournier additional Common Shares if the Company issues its Common Shares at a price lower than $8.88 per share during the period ending June 29, 1998. As a result, upon closing of the Offering, Laboratoires Fournier will receive an additional 29,723 Common Shares pursuant to the agreement. Under the amended agreements, both companies have rights to all jointly developed iontophoretic technologies and know-how, and Laboratoires Fournier has a limited non-exclusive license to the Company's previously existing proprietary iontophoretic technologies. The Company also agreed not to pursue development of delivery systems for systemic pain control, including conscious sedation and pain management, for a two year period ending in the first calendar quarter of 1998.

     Boston University Agreement. In December 1997, the Company acquired a non-exclusive, fully-paid, perpetual, non-royalty bearing license to certain iontophoretic drug delivery technology developed by Boston University. The agreement also provides the Company with the right to sublicense the technology upon the payment of a sublicense fee.

MANUFACTURING

     The Company manufactures, tests, inspects, packages and ships its products from an approximately 18,000 square foot leased manufacturing facility located in Salt Lake City, Utah. The Company's manufacturing activities primarily relate to its manufacture of electrode kits. The Company does not manufacture or repackage any drugs or compounds used in its delivery systems and outsources the manufacture and assembly of its Phoresor dose controllers.

     The Company and certain of its suppliers are required to comply with FDA regulations governing manufacturing practices, including the Quality System Regulation, which mandate controls for product design, control and quality. The Company believes it is in compliance with the Quality System Regulation. The Company is ISO 9001 and CE Mark certified. The Company has good manufacturing practices audits conducted on a regular basis. See "Risk Factors -- Uncertainty of Government Regulation."

     Manufacture of Electrodes. The Company's iontophoretic drug delivery electrode kits are manufactured and assembled using several proprietary materials, processes and production technologies developed by the Company in conjunction with its equipment and material suppliers. The Company assembles its electrodes from internally manufactured components and outsourced components that are manufactured by third parties to the Company's specifications. Each of the Company's existing electrode kits is assembled on a separate production line. The key components of the Company's electrodes are the rehydratable drug containment pads (which use either the Company's multi-laminate hydrogel or its gel sponge technologies), and silver and silver/silver chloride conductive elements.

     The Company manufactures the rehydratable drug containment pads used in its electrodes. These pads are manufactured, using the Company's proprietary processes, from multiple layers of a polymer material or from a sponge material impregnated with a hydrogel. The silver and silver/silver chloride conductive elements used in the Company's electrodes are manufactured for the Company to its specifications by a third party. The Company has manufactured internally all of the electrodes it has sold, and believes its electrode manufacturing capacity can be expanded to meet its needs for the foreseeable future. See "Risk
Factors -- Limited Manufacturing Experience."

     The Company has adopted a "team" approach on its electrode assembly lines and, by changing the production flow process and automating certain production steps, was able to reduce manufacturing personnel from 70 in 1992 to 26 persons in 1997, thereby reducing per unit production costs while increasing product lines and production levels. The Company intends to use a portion of the proceeds of the Offering for capital equipment to further automate the assembly and packaging of the Company's electrodes, to increase capacity and to reduce costs. See "Use of Proceeds."

     Manufacture of Dose Controllers. The Company's patented Phoresor iontophoretic dose controllers employ a variety of sub-assemblies and components that are designed or specified by the Company, including certain microprocessors, circuit boards, on-board software, electrical lead wires and control panels. These components and subassemblies are typically manufactured for the Company by third parties, which then ship them to a contract manufacturer for final assembly, testing and inspection in accordance with the Company's specifications. The Company's manufacturing activities for the Phoresor dose controllers are limited to design, labeling, inspection and packaging.

     The Company's second and third generation dose controllers are in various stages of design, research, and development and may require additional clearance or PMA approval from the FDA prior to marketing. The Company, alone or in conjunction with its development partners, will design the products and, in combination with its suppliers, will manufacture and assemble prototypes and clinical quantities. Upon completion of the design, specifications and testing, the Company intends to subcontract the manufacture and assembly of all commercial quantities of its dose controllers to electronics companies that specialize in such work. See "Risk Factors -- Uncertainty of Government Regulation."

     The Company purchases certain components and materials used in its products from single source suppliers pursuant to existing purchase orders and agreements. See "Risk Factors -- Dependence on Single Sources of Supply" and "Risk Factors -- Risk of Product Liability, Product Recalls and Warranty Claims; Availability of Insurance."

SALES AND DISTRIBUTION

     The Company's marketing strategy is to position its proprietary iontophoretic drug delivery products in the marketplace as the preferred means of drug delivery for a wide range of drugs. The strategy employs the use of multiple sales and distribution channels, including (i) a network of medical supply dealers; (ii) a direct sales force; and (iii) collaborative marketing partners. The Company intends to use these distribution channels, both singly and, for certain products, in combination, to maximize the Company's marketing resources.

     Local Inflammation Products. The Company has historically targeted its sales efforts for its drug delivery system for acute local inflammatory conditions to the rehabilitative medicine, physical therapy and related specialty markets. The Company employs a nationwide distribution network consisting of approximately 50 durable medical equipment and physician supply dealers to sell and distribute its products in those markets. This dealer network is supported by the Company's six regional sales managers and four internal customer service representatives. In addition to the Company's sales and distribution efforts for its local inflammation products in the United States, it maintains marketing and sales activities in international markets, including Europe, Scandinavia, Australia, South Korea, Singapore and Hong Kong. These sales are made primarily through independent distributors operating in those countries.

     The Company intends to expand its marketing efforts by expanding and improving its existing product lines and expanding its sales and distribution capabilities into new segments of the inflammation market (including the podiatry, chiropractic and primary care physician markets) through the use of additional specialty dealers. In order to enhance its marketing efforts, the Company is pursuing an NDA for its acute local inflammation drug delivery system for Dexamethasone. The Company believes an NDA, if approved, will allow it to actively promote this product and will enhance the Company's ability to establish the Dexamethasone product as a primary treatment option for acute local inflammation conditions.

     Local Dermal Anesthetic Products. In 1997, the Company launched an iontophoretic drug delivery system for Iontocaine. The Company has initially targeted its sales efforts for the product in the pediatric hospital market under the name Numby Stuff. In order to access this market, the Company intends to hire a direct sales staff of approximately 40 persons over the next four years to market Numby Stuff. The Company has hired and trained ten sales agents to date. There can be no assurance the Company will be able to recruit, hire and train such personnel successfully within such time frame, or at all. The Company also intends to expand its marketing efforts for its Iontocaine products for other applications and to the general physician office and international markets. The Company intends to use collaborative marketing partners or distributors for some or all of those Iontocaine markets, and may use collaborative marketing partners or distributors to assist its direct sales force in the pediatric and general hospital market. In addition, under the terms of the

Company's agreements with ACH, ACH has agreed to assist the Company in introducing Numby Stuff to pharmacy directors and other clinical specialties within ACH member hospitals. ACH has also agreed to provide the Company with other marketing and sales assistance, including access to certain marketing data developed by ACH. See "Risk Factors -- Reliance on Third Party Distribution; Limited Sales and Marketing Experience."

     Products Under Development. The Company is developing a number of iontophoretic drug delivery systems for other therapeutic indications, including remission of pre-term labor, conscious sedation, post operative and chronic pain control. If any of these products is successfully developed and approved by the FDA, the Company would market those products through its direct sales force or through one or more collaborative marketing partnerships.

PATENTS AND PROPRIETARY RIGHTS

     The Company's iontophoretic drug delivery technologies include patents, trademarks, trade secrets and other proprietary know-how. These technologies are used in various combinations in the testing, evaluation and formulation of optimal ionic drug solutions and in the research, development, design and manufacture of microprocessor controlled power supplies and iontophoretic electrodes which are specifically designed and constructed for particular therapeutic applications.

     The Company has implemented a policy of actively patenting and maintaining as trade secrets and proprietary information all inventions and technologies which it believes are important to its business operations. The Company generally seeks patent protection for its key proprietary technologies and technological products in the United States, Canada, Europe and Japan. The Company also relies on a number of trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. The Company's patent committee meets regularly to review and make recommendations to the Company's management regarding patent and invention issues.

     As of March 1, 1998, the Company held or had rights to utilize 61 United States patents and 252 foreign patents relating to its iontophoretic drug delivery technology, and has (or has the rights to utilize) 14 pending patent applications in the United States and 39 pending patent applications in foreign countries for that technology. The Company also owns or has licensed rights to three issued and one pending United States patent governing the design and manufacture of certain myoelectric prosthetic devices, including the Utah Artificial Arm, which it has sublicensed to a third party in connection with the sale of the Company's Motion Control division in December 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The medical products industry has recently seen extensive litigation regarding patents and other intellectual property rights. Intellectual property litigation is expensive and time consuming and, if decided adversely to a party, can result in substantial loss or diversion of revenues for, and could have a material adverse effect on the business operations of, the losing litigant. There can be no assurance the pending patent applications filed by the Company will be approved by appropriate governmental agencies, or that the Company's issued or pending patents will not be challenged or circumvented by its competitors. There can also be no assurance the Company will not become a party to intellectual property right litigation and its concomitant adverse effects. Further, there can be no assurance infringement claims will not be asserted by other parties in the future against the Company, or that, in such event, the Company would prevail or be able to obtain licenses on reasonable terms if it did not prevail in those infringement claims. Adverse determinations in any litigation could subject the Company to significant liabilities and/or require the Company to obtain licenses from third parties. If the Company is unable to obtain necessary licenses or is unable to develop or implement alternative technology, it could be unable to manufacture and sell the affected products. Any of these outcomes could have a material adverse effect on the Company's business financial condition and results of operations.

     In August of 1993, the PTO issued a patent to Alza relating to the iontophoretic delivery of fentanyl. Alza's subsequent patent request in Europe has been denied, and its United States patent was reexamined by the PTO. In the reexamination, all of the substantive claims that Alza made in the original patent relating to fentanyl and its analogs were denied. Alza has appealed the PTO's decision and, as a result, there can be no assurance Alza will not regain its patent position. If Alza is successful in its appeal of the PTO's decision, and if the Company proceeds in the development of an iontophoretic fentanyl product, the Company may be required to obtain a license from Alza Corporation to market an iontophoretic drug delivery system for fentanyl in the United States. There can be no assurance the Company would be able to obtain a license on terms which are acceptable to the Company, if at all. See "Risk Factors -- Dependence on Patents and Proprietary Technology."

     In addition to its patented technology, the Company relies on trade secrets, technical know-how and continuing invention to maintain its competitive position and products. The Company works actively to foster continuing technological innovation by its employees and consultants in order to maintain its competitive position, and has taken security measures to protect its trade secrets and periodically explores ways to further enhance its trade secret security. The Company requires each of its employees and consultants to execute an intellectual property and invention agreement. The agreement generally provides that all inventions, designs, formulas, works of authorship, compositions of matter and discoveries made, conceived of or developed by the individual and all confidential information disclosed or made know to the individual during the term of his or her relationship with the Company will be assigned to and remain the exclusive property of the Company and that it will be maintained as confidential and not disclosed to third parties at any time except under specified circumstances. The agreements also prohibit the employee or consultant from directly or indirectly competing with the Company during the term of their relationship with the Company and from recruiting the Company's employees on behalf of competitors after the termination of that relationship. There can be no assurance these measures will provide adequate protection for the Company's trade secrets or other proprietary information. There can also be no assurance the Company's competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets.

     The Company engages in a number of collaborative relationships with third parties. Under the terms of these relationships, the Company has agreed to act as the licensor or licensee of certain technology and to engage in a number of research and development activities relating to that technology or to the development of iontophoretic drug delivery systems. Under these arrangements, Alza and Laboratoires Fournier have obtained licenses to certain of the Company's proprietary iontophoretic technologies. These companies will compete with the Company for contracts with collaborative partners and are independently developing iontophoretic drug delivery systems that will compete directly with many of the products currently being developed by the Company. See "Risk
Factors -- Reliance on Collaborative Partners," "Business -- Collaborative Relationships and Licenses" and "Business -- Competition."

GOVERNMENT REGULATION

     The research, development, manufacture, and marketing of both drugs and medical devices, including the Company's iontophoretic drug delivery systems, are subject to extensive regulation by the FDA in the United States and by comparable authorities in other foreign countries. These national agencies and other federal, state and local entities regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising, promotion and reporting requirements related to product injury of the Company's products. The regulations applicable to the Company's products may change as the presently limited number of approved iontophoretic drug delivery products increases and regulators acquire additional experience in this area. The FDA has broad authority to enforce the medical devices and drug regulations and laws, and noncompliance can result in a variety of regulatory responses ranging from warning letters and mandatory product recalls to civil or criminal actions and penalties. See "Risk Factors -- Uncertainty of Government Regulations."

     The Company's iontophoretic drug delivery products involve a medical device component, thereby subjecting such products to compliance with the FDA's regulations governing medical devices. Where such medical devices are labeled for use with a specific pharmaceutical product for a specific therapeutic indication, they are subject to the FDA's regulations governing both medical devices and pharmaceutical products. The Company believes that most, if not all, of its future iontophoretic drug delivery systems will involve a pharmaceutical component or specific labeling for use with a pharmaceutical product.

     Products regulated as medical devices may not be commercially distributed in the United States unless they have been cleared or approved by the FDA, or unless they are otherwise exempted from the FDA's regulations. Currently, there are two methods for obtaining FDA clearance or approval of medical devices. Devices deemed to pose less risk are placed in class I (general controls) or class II (general and special controls) and qualify for 510(k) notification, a procedure under sec. 510(k) of the Federal Food, Drug, and Cosmetic Act (the "FDC Act"). In order for a device to qualify under the sec. 510(k) notification procedure, the manufacturer must, among other things, establish that the product to be marketed is substantially equivalent in intended use and safety and effectiveness to another legally marketed class I or class II device or to a "preamendment" class III device (as defined below) for which FDA has not called for PMAs. In such cases, marketing of the product may commence when the FDA issues a letter finding that there is a substantial equivalence to the legally marketed device. The FDA may require, in connection with a 510(k) notification, the manufacturer to provide the FDA with test results from animal studies and/or human clinical trials. The Company believes that it typically takes between four and 12 months to obtain a 510(k) clearance, but it can take longer.

     A 510(k) clearance is also required when the manufacturer makes changes or modifications to a cleared device that could significantly affect safety or effectiveness, or where there is a major change or modification in the intended use of a cleared device. In such cases, the manufacturer is the party which initially determines if the change or modification is of a kind or nature that would necessitate a new 510(k) notification. The FDA's regulations provide only limited guidance in making such determinations. The FDA has cleared the Company's electrical dose controller and electrode kits for marketing under a 510(k) clearance. Since obtaining its 510(k) clearances, the Company has made modifications to its products. Based on the checklist developed by the FDA to assist manufacturers in determining whether they are required to obtain a 510(k) clearance for a modified device, the Company has determined that a new 510(k) submission was not required in connection with the commercial introduction of such products. However, there can be no assurance that the FDA will not require the Company to obtain additional 510(k) clearances with respect to those products. If the FDA requires the Company to submit a new 510(k) notice for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA.

     A medical device that does not qualify for the 510(k) clearance is placed in class III, which is reserved for devices deemed by the FDA to pose the greatest risk (e.g., life-sustaining, life supporting or implantable devices, or devices that are not substantially equivalent to a legally marketed class I or II device). The manufacturer of such a device must file a PMA application under sec. 515 of the Drug Act. A PMA application generally requires a much more complex submission than a 510(k) notification and typically requires a showing that the device is safe and effective based on extensive and costly preclinical and clinical testing, as well as information about the device and its components regarding, among other things, manufacturing, labeling and promotion. Upon submission, the FDA determines if the PMA application is sufficiently complete to permit substantive review and, if so, the application is accepted for filing. The FDA then commences an in-depth review of the PMA application, which the Company believes can last from one to three years, or even longer. Even after approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.

     A preamendment class III device is one that was on the market before May 28, 1976. A device that is substantially equivalent to a preamendment class III device can be brought to market through the 510(k) process until the FDA either calls for the submission of PMA applications or downclassifies the device to class I or II. Manufacturers of preamendment class III devices that the FDA retains in class III must submit PMA applications 90 days after the publication of a final regulation calling for PMAs. In such event, a PMA must be submitted even if the device has already received 510(k) premarket clearance. On the other hand, if the FDA downclassifies a preamendment class III device to class I or II, a PMA application is not required and such devices may continue to be marketed through the 510(k) process.

     An even more lengthy and complex regulatory framework applies to the labeling and marketing of specific drugs for use with an iontophoresis device. The activities required before a pharmaceutical product may be marketed in the United States primarily begin with preclinical testing. Preclinical tests include extensive laboratory evaluation of product chemistry and other end points and animal studies to assess the potential safety and efficacy of the product as formulated. Almost all preclinical studies pertinent to drug approval are regulated by the FDA under a series of regulations called the Good Laboratory Practice (GLP) regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated.

     If the drug is subject to full NDA requirements, FDA approval process entails (i) conducting preclinical laboratory and animal testing to enable FDA authorization of an IND application, (ii) initial IND clinical studies to define safety and dose parameters, (iii) well controlled IND clinical trials to demonstrate product safety and efficacy, and (iv) submission to the FDA of an NDA. Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the drug. Human clinical trials are typically conducted in three sequential phases. Phase I trials normally consist of testing the product in a small number of healthy volunteers for safety and pharmacokinetic parameters using single and multiple dosing regimens. In Phase II trials, the manufacturer evaluates safety, initial efficacy, and dose ranging of the product for specific indications in a somewhat larger patient population. Phase III trials typically involve expanded testing for safety and clinical efficacy in a broad patient population at multiple clinical testing centers. The manufacturer must also submit a clinical plan, or "protocol," accompanied by the approval of the institution participating in the trials, to the FDA prior to commencing each clinical trial and must obtain the informed consent of subjects in the clinical trial. The FDA may order the temporary or permanent discontinuation of clinical trials at any time. All the results of the preclinical and clinical studies on a product are then submitted to the FDA in the form of an NDA for review. In responding to an NDA, the FDA may grant marketing approval, require additional testing and/or information, or deny the application altogether. The process of obtaining FDA approval for a new product through the IND/NDA process may take several years and typically involves the expenditure of substantial resources.

     The Company may be subject to certain user fees that the FDA is authorized to collect under the Food and Drug Modernization Act of 1997, which reauthorized the user fees established in the Prescription Drug User Fees Act of 1992 for certain drugs.

     Because of the known safety and efficacy profile of Dexamethasone and other approved drugs for which the Company may seek NDA approval for iontophoretic delivery, the clinical trials and other studies may not be as lengthy or extensive as would be required for unapproved new drugs that are subject to full NDA requirements. This strategy, however, depends upon the Company's ability to obtain a contractual right to reference in the Company's NDA application of the safety and efficacy data for such drugs in approved NDAs held by other companies. The Company has obtained a right to reference safety and efficacy data for Dexamethasone. There can be no assurance that the Company will be able to obtain a right of reference for all unapproved drugs that may be used for iontophoretic delivery. The Company's failure to obtain a right of reference to safety and efficacy data for any drug for which the Company would like to obtain approval for iontophoretic delivery could have a material adverse effect on the Company's business, financial condition and results of operations.

     The regulatory status of iontophoresis devices is also complex. The FDA has classified them as class II devices eligible for marketing through 510(k) premarket clearance when intended for use with a drug whose labeling bears adequate directions for the device's use with that drug. However, if an iontophoresis device is intended for use with a drug that is not labeled for use with the device, the FDA considers the iontophoresis device to be a preamendment class III device. This status means that the device at present can be marketed through a 510(k) clearance, but it remains subject to a call for PMAs.

     In an April 1994 document setting forth the FDA's strategy for addressing preamendment class III devices, the FDA indicated that preamendment class III iontophoresis devices were among fifteen "high priority" devices that presented an unreasonably high risk to public health because significant issues of safety and/or effectiveness were not being resolved or, to the agency's knowledge, had little probability of being resolved. The FDA indicated that these devices were not considered candidates for downclassification and were very likely to be required to be subject to PMAs. This process would involve two steps. First, the FDA would publish a proposed regulation to require PMAs for iontophoresis devices having preamendment class III status. After a comment period, FDA would then publish a final regulation imposing the requirement.

The FDA's strategy document stated the agency's intent to publish a proposed regulation requiring PMAs for preamendment class III iontophoresis devices in 1996. The agency, to date, has not published such a regulation.

     The Company's Phoresor received 510(k) clearance in 1990 as a preamendment class III device labeled for use with ions of soluble salts or other drugs. In 1995, the FDA approved an NDA for Iontocaine to be used as a local anesthetic and delivered iontophoretically by the Phoresor, which effectively moved the Phoresor into class II for this intended use. Unlike Iontocaine, Dexamethasone does not have an NDA approval allowing it to be labeled for iontophoretic delivery. Thus, the Company's Phoresor is a preamendment class III device when used with Dexamethasone (or any drug other than Iontocaine). No assurance can be given that the Company will ever obtain an approved NDA for the iontophoretic delivery of Dexamethasone. The Company's failure to obtain FDA approval of an NDA for Dexamethasone could have a material adverse effect on the Company's business financial condition and results of operations.

     If the FDA calls for PMAs for preamendment class III iontophoresis devices, the Company would be required to have a PMA accepted for filing by the FDA within 90 days after the date of the final regulation calling for PMAs. There can be no assurance that the Company would be able to complete necessary clinical studies and otherwise prepare and file a PMA within the prescribed time period, or that any data and information submitted in a PMA would be adequate to support approval. The Company's failure to submit a PMA and have it accepted for filing by the FDA within the required timeframe could result in the Company being required to cease commercial distribution of the Phoresor for use with Dexamethasone. Upon timely filing of a PMA, the Company believes (based on FDA's announced position as to certain other preamendment class III medical devices) that the FDA would permit continued commercial distribution of the Phoresor for use with Dexamethasone during the time necessary to review the PMA. There can be no assurance, however, that the FDA would permit such continued commercial distribution pending review of a PMA for the device, nor can any assurance be given that the FDA would approve a PMA filed by the Company. The FDA also could condition PMA approval upon approval of an NDA permitting Dexamethasone to be labeled for use with the Phoresor. If the Company were required for any length of time to cease commercial distribution of the Phoresis System for use with Dexamethasone, the Company's business, financial condition and results of operations would be materially and adversely affected pending approval of a PMA or NDA.

     The FDA also regulates the Company's quality control and manufacturing procedures by requiring the Company and its contract manufacturers to demonstrate current GMP compliance, including compliance with the Quality System Regulation (for devices) and the current GMP regulations (for drugs). The FDA's GMPs require, among other things, that (i) the manufacturing process be regulated and controlled by the use of written procedures, and (ii) the ability to produce products which meet the manufacturer's specifications be validated by extensive and detailed testing at various steps of the manufacturing process. These regulations also require investigation of any deficiencies in the manufacturing process, the products produced, or record keeping. The FDA monitors compliance with these requirements by requiring manufacturers to register their manufacturing facilities with the FDA and by conducting periodic FDA inspections of those facilities. If an FDA inspector observes conditions that might be in violation of GMP requirements, the manufacturer is generally required to correct those conditions or explain them satisfactorily. If a manufacturer fails to adhere to GMP requirements, the devices manufactured by the manufacturer could be considered to be manufactured in violation of the FDC Act and the manufacturer could be subject to FDA enforcement action that could include fines, plant closure, or a recall of the Company's product.

     Agencies similar to the FDA regulate medical devices and pharmaceutical products in most developed foreign countries, whereas some other countries allow unregulated marketing of such devices and products. The Company will be required to meet the regulations of any foreign country where it markets its products. There can be no assurance any of the Company's future products will receive FDA clearance or similar clearance in foreign countries. It is also possible that regulations governing the manufacture and sale of the Company's products could change in the future. The Company cannot predict the impact of any such changes on its business. See "Risk Factors -- Government Regulation."

     Various aspects of the Company's business and operations are also regulated by a number of other governmental agencies including the Drug Enforcement Agency, U.S. Department of Agriculture, the Environmental Protection Agency, the Occupational Safety and Health Administration as well as by other federal, state and local authorities. In addition, international sales are regulated by numerous foreign authorities. Unanticipated changes in existing regulatory requirements, failure of the Company to comply with such requirements or adoption of new requirements could have a material adverse effect on the Company. There can be no assurance the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon the Company's business, financial condition and results of operations.

COMPETITION

     The drug delivery, pharmaceutical and biotechnology industries are highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. The Company's success will depend upon maintaining a competitive position and developing products and technologies for efficient and cost effective drug delivery. The Company's products will compete with other formulations of drugs and with other drug delivery systems, including other iontophoretic delivery systems. The Company believes its products will compete on the basis of quality, efficacy, cost, convenience, safety and patient compliance, but there can be no assurance any of the Company's products will have advantages significant enough to cause medical professionals to adopt their use. New drugs or further developments in alternative drug delivery methods may provide greater therapeutic benefits for a specific drug or indication, or may offer comparable performance at lower cost than those offered by the Company's iontophoretic systems.

     The Company is aware of many other competitors in the general field of drug delivery, including competitors developing injectable or implantable drug delivery systems, oral drug delivery technologies, passive transdermal systems, oral transmucosal systems and intranasal and inhalation systems. The Company is also aware of other companies that have developed or are currently developing iontophoretic and other electrotransport drug delivery systems. There can be no assurance that developments by these parties or others will not render the Company's products or technologies uncompetitive or obsolete. Many of the Company's existing or potential competitors have substantially greater research and development capabilities, experience, manufacturing, marketing, financial, and managerial resources than the Company. Accordingly, the Company's competitors may succeed in developing competing technologies, obtaining FDA approval or gaining market share for products more rapidly than the Company, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Both Alza and Empi, Inc. ("Empi") are engaged in the development and/or marketing of iontophoretic devices. Alza, a licensee of the Company, is undertaking the development of iontophoretic drug delivery systems, but does not currently market any iontophoretic products. Empi is the Company's primary competitor in the treatment of acute local inflammation in the physical therapy market and, the Company estimates, controls a majority of the retail iontophoresis market for that indication.

     Although Novartis is currently working in collaboration with the Company, Novartis is also a potential competitor. In connection with their collaboration, the Company granted Novartis a perpetual, non-exclusive, royalty bearing license to certain of the Company's iontophoretic technology which will survive the termination of the collaboration. Other than in collaboration with Novartis, the Company has agreed that, during the term of the collaboration and for a period of up to two years thereafter, the Company will not develop, without Novartis' consent, any product in certain Novartis fields, as specified in the agreement. There can be no assurance that Novartis will not terminate its collaboration with the Company and, pursuant to the royalty-bearing license, independently develop products using the licensed technology, including products which may compete directly with those currently marketed or under development by the Company. If Novartis terminated its collaboration with the Company, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Risk Factors -- Reliance on Collaborative Partners" and "Risk Factors -- Intense Competition and Technological Change."

     Currently, no other company markets an iontophoretic system for the inducement of local anesthesia. The Company's iontophoretic system for delivering Iontocaine for the inducement of local dermal anesthesia will therefore primarily compete with traditional methods of delivering local dermal anesthetics by needle injection or will be used in circumstances where either no anesthesia is used, due to the pain associated with the needle injection (including needle injections themselves), or where topical anesthetic creams are used. The most effective and widely used topical anesthetic cream, EMLA, is manufactured and sold by Astra Corporation, a large Swedish pharmaceutical company. There can be no assurance that the Company can effectively compete with these products or any other drug delivery systems. See "Risk Factors -- Uncertainty of Market Acceptance and Limited Market Penetration" and "Risk Factors -- Intense Competition and Rapid Technological Change."

FACILITIES

     The Company maintains leased administrative, manufacturing and research office space at two facilities. The Company's principal executive offices and manufacturing facility, which consists of approximately 18,000 square feet of useable space, are located at 3385 West 1820 South in Salt Lake City, Utah. Its research facility, which consists of approximately 8,000 square feet of useable space, is located at 1290 West 2320 South in Salt Lake City, Utah. These facilities are leased to the Company until December 31, 1999. The Company believes its existing facilities are adequate and suitable for its present needs and that additional space will be available as needed.

EMPLOYEES

     The Company has assembled a team of medical-products managers and scientists with considerable experience in iontophoresis, encompassing all of the key disciplines which the Company believes are necessary to further the development and implementation of the Company's business.

     As of March 1, 1998, the Company had 80 full-time employees, 6 of whom hold doctorate degrees. Six others hold advanced business or technical degrees. Of the Company's 80 full-time employees on that date, 14 were engaged in research and development, 34 in manufacturing and quality control, and 32 in marketing and general administration. The Company's future success depends in significant part upon the continued service of its key technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good. See "Risk
Factors -- Retention and Attraction of Key Employees."

LEGAL PROCEEDINGS

     The Company is not involved in, nor is it aware of, any litigation or impending litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The current executive officers, directors, and key employees of the Company are:

           NAME             AGE                         POSITION
           ----             ---                         --------
Ned M. Weinshenker, Ph.D.   55    President, Chief Executive Officer and Director;
                                  President and Chief Executive Officer, Dermion
W. Tim Miller               46    Executive Vice President, Sales and Marketing and
                                  General Manager, Clinical Systems
Thomas M. Parkinson, Ph.D.  61    Vice President, Research and Development; General
                                  Manager, Dermion
Robert J. Lollini           44    Vice President, Finance, Chief Financial Officer and
                                  Secretary; Vice President, Secretary and Treasurer,
                                  Dermion
James R. Weersing           59    Chairman of the Board of Directors
John W. Fara, Ph.D.         55    Director
Michael T. Sember           48    Director
Steven P. Sidwell           58    Director
Peter J. Wardle             62    Director
Warren Wood                 67    Director
Timothy B. Lucas            34    Director of National Sales
Craig S. Lewis              37    Director of Anesthesia Project
Jamal S. Yanaki             38    Director of Operations
Mary A. Crowther            46    Director of Administration and Finance

     NED M. WEINSHENKER, PH.D. has served as a director of the Company since 1990 and served as Chairman of the Board of Directors between November 1990 and January 1992. Dr. Weinshenker was appointed to serve as the Company's Chief Executive Officer in 1992. In 1993, he was also appointed to serve as the Company's President. Dr. Weinshenker also serves as President and Chief Executive Officer of Dermion. Dr. Weinshenker's previous work experience encompasses twenty years in the pharmaceutical and biotechnology fields, including senior positions at three drug delivery companies. Between 1986 and 1990, Dr. Weinshenker was a principal in MBW Management, a venture capital firm. Dr. Weinshenker was President of Churchill Oaks Consulting, a consultant to pharmaceutical and biotechnology companies, from 1983 to 1986. He served as Vice President of Research & Development at Sequus, Inc., a drug delivery company, between 1982 and 1983. He served as Vice President of Research at Dynapol, Inc., a chemical technology company, from 1972 to 1982. He was Director of Physical Sciences at Alza, a large drug delivery company, between 1970 and 1972. Dr. Weinshenker currently serves as a director of CyDex, Inc., a drug delivery company. Dr. Weinshenker received a Bachelor of Science in Chemistry from the Polytechnic Institute of Brooklyn and a Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology. Dr. Weinshenker also spent a year at Harvard University as a National Institutes of Health Postdoctoral Fellow.

     W. TIM MILLER has served as Executive Vice President, Sales and Marketing and General Manager, Clinical Systems since joining the Company in 1994. Between 1991 and 1994, Mr. Miller was the President and Chief Executive Officer of Sharpe Endosurgical Corporation, a company that designs, manufactures, and markets specialty endosurgical instruments. From 1990 to 1991, Mr. Miller was a partner in Kansas Creative Devices, a medical device design firm. Between 1986 and 1990, Mr. Miller was a Vice President and General Manager of the Diagnostics Division of Marion Laboratories, where he led the sales efforts for a variety of diagnostic products including the 10 Minute Strep Throat ID System. Prior to 1986, Mr. Miller held senior sales positions with American Home Products Corporation and American Hospital Supply Corporation. Mr. Miller previously served as a director of the American Social Health Association and the Biomedical Marketing Association. Mr. Miller received a Bachelor of Science degree in Life Science from Southern Indiana University.

     THOMAS M. PARKINSON, PH.D. joined the Company in 1991 and presently serves as Vice President, Research and Development and General Manager, Dermion. Prior to joining the Company he was Vice President of Research and Development for Sequus, Inc., where he was responsible for biopharmaceutics, clinical testing, and developing regulatory strategy for new liposome drug delivery systems. Prior to that, Dr. Parkinson was Director of Medical Affairs for Collagen Corporation, a chemical technology company, and Vice President of Dynapol, Inc., a chemical technology company. From 1968 to 1974 he also was head of the Atherosclerosis Research Section of Upjohn Company, a pharmaceutical manufacturer, where he developed Colestid, Upjohn's first cholesterol-lowering drug. Dr. Parkinson received a Bachelor of Science degree in Chemistry from Providence College and a Ph.D. in Biochemistry and Medical Sciences from the University of Florida College of Medicine.

     ROBERT J. LOLLINI has served as Vice President, Finance, Chief Financial Officer and Secretary since joining the Company in 1993. Mr. Lollini also serves as Vice President, Secretary and Treasurer, Dermion. Between 1989 and 1992, Mr. Lollini worked for R.P. Scherer Corporation, an international drug delivery company, as Vice President, Finance, Chief Financial Officer and Secretary, and between 1981 and 1989, as its Corporate Controller and Chief Accounting Officer and various other management capacities. Between 1978 and 1981, Mr. Lollini was with the accounting firm of Arthur Andersen & Co. Mr. Lollini is a Certified Public Accountant and received a Bachelor of Arts degree in Accounting from Michigan State University and an MBA in Finance/Economics from the University of Detroit.

     JAMES R. WEERSING has served as Chairman of the Company's Board of Directors since 1992, and has been a director of the Company since 1987. Mr. Weersing has been Managing General Partner of MBW Management, Inc., a venture capital firm, since 1983. Mr. Weersing also serves as a director of Ventana Medical Systems, Inc., a medical diagnostics company. Mr. Weersing received a Bachelor of Science degree in Mechanical Engineering and an MBA degree from Stanford University.

     JOHN W. FARA, PH.D. has served as a director of the Company since 1992. Dr. Fara has served as the President and Chief Executive Officer of DepoMed, Inc., a pharmaceutical company, since 1996. Dr. Fara also serves as a director of two other companies, PediaPharm, Inc. and Cooks Pharma, Inc. From 1990 to 1996, Dr. Fara was President and Chief Executive Officer of Anergen, Inc., a biotechnology company. Dr. Fara received a Bachelor of Science degree in Pharmacy from the University of Wisconsin and a Ph.D. in Physiology from the University of California, Los Angeles.

     MICHAEL T. SEMBER has served as a director of the Company since May of 1997. Mr. Sember is Vice President of Planning, Investments and Development for Elan. Prior to joining Elan, Mr. Sember was with Marion Merrell Dow, Inc. from 1973 to 1991 and, prior to that, Marion Laboratories. Mr. Sember also serves as a director of both Acorda Therapeutics, Inc., a pharmaceutical company, and the Georgia Biomedical Partnership, an industry trade organization, and as Chairman and Chief Executive Officer of Targon Corporation, a joint venture company of Elan and CYTOGEN Corp. Mr. Sember received a Bachelor of Science from the University of Pittsburgh and an MBA from Rockhurst College.

     STEVEN P. SIDWELL has served as a director of the Company since 1993. Mr. Sidwell has served as the Executive Vice President of SensorMedics, Inc., a cardiopulmonary diagnostic device manufacturer and a subsidiary of ThermoElectron, Inc, since 1996. Mr. Sidwell served as the Vice President of Operations and as Executive Vice President for SensorMedics between 1991 and 1996. Mr. Sidwell received a Bachelor of Science degree in Chemical Engineering from Purdue University and an MBA from the Wharton School at the University of Pennsylvania.

     PETER J. WARDLE has served as a director of the Company since 1987. Mr. Wardle has been a General Partner of Newtek Ventures, a venture capital company, since 1983. Mr. Wardle also serves as a director of Laser Diagnostic Technologies, a biotechnology company, Microbar, Inc., a software company, IES Technologies Corporation, a software company and Sensys Instruments Corporation, a semiconductor company. Mr. Wardle received a Bachelor of Arts degree in History and Economics from Dartmouth College.

     WARREN WOOD has served as a director of the Company since 1996. In 1996 Mr. Wood retired as Chairman of the Board of Directors, President and Chief Executive Officer of Cabot Medical Corporation, a medical device company, a position he held since 1983. Mr. Wood received a Bachelor of Science in Electrical Engineering from the University of Washington.

     TIMOTHY B. LUCAS joined the Company in 1992 and presently serves as the Director of National Sales for the Company's local inflammation products. From 1989 to 1991, Mr. Lucas served in various national and regional sales capacities with the Nortech Division of Medtronic, Inc., a manufacturer of external neuromuscular stimulators. Prior to joining Medtronic, Mr. Lucas was a Field Sales Manager with SePro Healthcare, Inc., a manufacturer of orthopedic products. Mr. Lucas received a Bachelor of Science degree in Marketing from York College of Pennsylvania.

     CRAIG S. LEWIS joined the Company in 1997 as Director of Anesthesia Project to direct the market introduction of the Company's local dermal anesthesia product line. Between 1996 and 1997, Mr. Lewis was Global Marketing Director, Patient Care Division for Zimmer, Inc., a manufacturer of orthopedic products. Between 1995 and 1996, Mr. Lewis was Director of Marketing for Seabrook Medical Systems, Inc., a manufacturer of temperature management therapy products. From 1994 to 1995, Mr. Lewis was the Director of Client Business Development for On-Target Media, Inc., a company which develops media displays for medical practitioners. From 1991 to 1994, Mr. Lewis held various pharmaceutical sales, product management and marketing positions with Marion Merrell Dow, Inc. Mr. Lewis received a Bachelor of Science degree in Business and Finance from the University of Cincinnati and an MBA degree from Xavier University.

     JAMAL S. YANAKI joined the Company in 1992 and presently serves as the Director of Operations. From 1992 to 1997, Mr. Yanaki was Director of Engineering and Quality. Between 1990 and 1992, Mr. Yanaki was a Senior Process Development Engineer for Coherent, Inc., a manufacturer of medical lasers. Prior to 1990, Mr. Yanaki worked as a process development engineer for the Lifescan Division of Johnson & Johnson Corp., a manufacturer of blood glucose monitoring systems. Mr. Yanaki received a Bachelor of Science degree in Chemistry from Loyola University of Chicago and a Masters degree in Chemical Engineering from the Colorado School of Mines.

     MARY A. CROWTHER joined the Company in 1979 and presently serves as Director of Finance and Administration. During her 18 years with the Company, Ms. Crowther has served in various management capacities in the areas of administration, accounting, information systems, risk management, treasury and human resources. Ms. Crowther received a Bachelor of Science degree in Business Administration from Westminster College.

BOARD OF DIRECTORS AND OTHER INFORMATION

     The Company's Articles of Incorporation provide for a classified Board of Directors consisting of three classes, as nearly equal in number as possible. The directors in each class serve staggered three year terms. The class three directors (consisting of Messrs. Wardel and Wood) serve until 1998, the class two directors (consisting of Mr. Sidwell and Dr. Fara) serve until 1999, and the class one directors (consisting of Messrs. Weersing and Sember and Dr. Weinshenker) serve until 2000. At each annual meeting of the shareholders of the Company, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. The Company's Articles of Incorporation provide that directors may be removed only for cause and only by the affirmative vote of the holders of two-thirds of the Common Shares entitled to vote.

BOARD OF DIRECTORS' COMMITTEES

     The Board of Directors has established four committees, the Executive Committee, Audit Committee, Compensation Committee and Special Committee. Each of these committees is responsible to the full Board of Directors, and its activities are subject to approval of the Board of Directors. The Executive Committee is charged with overseeing the operations of the Company, and generally has all of the authority of the full Board of Directors, between regularly scheduled meetings of the full Board of Directors. The Executive Committee is comprised of Mr. Weersing, Dr. Weinshenker and Mr. Wardle. The Audit Committee reviews the scope and results of the annual audit of the Company's consolidated financial statements conducted by the

Company's independent accountants, the scope of other services provided by the Company's independent accountants, proposed changes in the Company's financial and accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing and financial controls. The Audit Committee also examines and considers other matters relating to the financial affairs and accounting methods of the Company, including the selection and retention of the Company's independent accountants. The Audit Committee is comprised of Mr. Weersing, Dr. Fara and Mr. Sidwell. The Compensation Committee administers the Company's compensation programs, reviews and recommends to the Board of Directors compensation arrangements for senior Company management and directors, and performs such other duties as may from time to time be determined by the Board of Directors. In addition, the Compensation Committee is responsible for administering the Company's stock option plans. The Compensation Committee is comprised of Mr. Weersing, Dr. Fara and Mr. Wardle. There are no interlocking relationships, as described by the Securities and Exchange Commission, between the Compensation Committee members. The Special Committee is charged with overseeing the actions to be taken by the Company with respect to the Offering, and generally has all of the authority of the full Board of Directors on issues relating to the Offering. The Special Committee is comprised of Dr. Weinshenker, Mr. Weersing and Mr. Wood. See "Management -- Employee Benefit Plans."

DIRECTOR COMPENSATION

     Directors are not paid any cash compensation for attendance at directors' meetings or for attending or participating on any committee. Directors are reimbursed, however, for any reasonable out-of-pocket expenses they incur in connection with attendance at meetings. In addition, all non-employee directors are eligible to participate in the Company's stock option plans. Upon the approval of the Board of Directors, certain non-employee directors have been granted non-qualified options to purchase Common Shares. Dr. Fara and Messrs. Sidwell and Wood have received options to purchase 6,250, 6,208 and 4,166 Common Shares, respectively. The option grants vest over a four-year period. All such options are exercisable at an exercise price equal to the fair market value of the Common Shares on the date of grant (as adjusted for stock splits and similar transactions), and are subject to certain vesting schedules. The number of shares subject to any such grants, and the exercise price(s) of the stock underlying those grants, are determined by the Compensation Committee and approved by the Board of Directors.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid to or earned by the Company's Chief Executive Officer and the four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") during the fiscal year ended June 30, 1997:

                           SUMMARY COMPENSATION TABLE

                                                            ANNUAL COMPENSATION
                                                            -------------------     OTHER ANNUAL
               NAME AND PRINCIPAL POSITION                   SALARY      BONUS     COMPENSATION(1)
               ---------------------------                  --------    -------    ---------------
Ned M. Weinshenker, Ph.D. ................................  $189,000    $25,000        $ 5,000
  President, Chief Executive Officer and Director;
  President, Chief Executive Officer, Dermion
W. Tim Miller.............................................  $152,000    $25,000        $11,000(2)
  Executive Vice President, Sales and Marketing and
  General Manager, Clinical Systems
Thomas M. Parkinson, Ph.D. ...............................  $115,000    $25,000        $ 5,000
  Vice President, Research and Development;
  General Manager, Dermion
Robert J. Lollini.........................................  $145,000    $25,000        $ 5,000
  Vice President, Finance, Chief Financial Officer and
  Secretary;
  Vice President, Secretary and Treasurer, Dermion
Timothy B. Lucas..........................................  $119,000    $16,000        $12,000(3)
  Director of National Sales

---------------
(1) Represents premiums on group term life insurance and medical and dental insurance.
(2) Also includes principal and interest payment of $6,000 due on a $25,000 bridge loan made by the Company to Mr. Miller in connection with his relocation, and which was forgiven by the Company.
(3) Also includes automobile reimbursement of $7,000.

                              STOCK OPTION GRANTS

     There were no options granted to the Named Executive Officers during the fiscal year ended June 30, 1997.

                         FISCAL YEAR-END OPTION VALUES

     The following table provides information regarding the number and value of options held by the Named Executive Officers on June 30, 1997:

                                                 NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED               IN-THE-MONEY
                                                      OPTIONS AT                      OPTIONS AT
                                                  FISCAL YEAR-END(#)            FISCAL YEAR-END($)(1)
                                             ----------------------------    ----------------------------
                   NAME                      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                   ----                      -----------    -------------    -----------    -------------
Ned M. Weinshenker, Ph.D. .................    41,615          15,469         $106,019         $ 9,333
W. Tim Miller..............................    29,774          17,101         $ 55,000         $25,000
Thomas M. Parkinson, Ph.D. ................    28,906           6,510         $105,583         $ 4,667
Robert J. Lollini..........................    29,340          12,326         $ 52,000         $ 8,000
Timothy B. Lucas...........................     2,693           3,557         $  3,870         $ 2,130

---------------

(1) For purposes of determining the values of the options held by the Named Executive Officers, the Company has assumed that the Common Shares underlying the options had a value of $6.72 per share on June 30, 1997, which is the estimated fair market value the Board of Directors attributed to the Common Shares in March, 1997, in connection with certain grants of options under the Company's stock option plans. The option value is based on the difference between the fair market value of the shares on June 30, 1997, and the option exercise price per share, multiplied by the number of Common Shares subject to the option.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION

     The Company's Articles of Incorporation limit the personal liability of directors and officers for monetary damages to the maximum extent permitted by Utah law. Under Utah law, such limitations include monetary damages for any action taken or failed to be taken as an officer or director except for (i) amounts representing a financial benefit to which the person is not entitled,
(ii) liability for intentional infliction of harm on the corporation, or its shareholders, (iii) unlawful distributions, or (iv) an intentional violation of criminal law. The Articles of Incorporation also provide that the Company will indemnify its directors and officers against any damages arising from their actions as agents of the Company, and that the Company may similarly indemnify its other employees and agents. The Company is also empowered under its Articles of Incorporation to enter into indemnification agreements with its directors and officers.

     The Company's Bylaws provide that, to the full extent permitted by the Company's Articles of Incorporation and the Utah Revised Business Corporation Act, the Company will indemnify (and advance expenses to) the Company's officers, directors and employees in connection with any action, suit or proceeding (civil or criminal) to which those persons are made party by reason of their being a director, officer or employee.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification by the Company would be required or permitted. The Company is not aware of any threatened litigation or proceeding which would result in a claim for such indemnification.

EMPLOYEE BENEFIT PLANS

     Stock Option Plans. The Company has adopted and approved two incentive compensation plans. The Company's 1988 Stock Option Plan (the "Stock Option Plan") was approved and adopted by the Company's Board of Directors in April 1988 and was approved by its shareholders in November 1988. The Company's 1997 Share Incentive Plan (the "Share Incentive Plan") was approved and adopted by the Company's Board of Directors in October 1997 and was approved by its shareholders in November 1997. The Stock Option Plan and Share Incentive Plan provide for grants to employees, officers, directors and consultants of both non-qualified stock options and "incentive stock options" (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")). The Share Incentive Plan also provides for the grant of certain other incentive compensation, including stock awards, stock appreciation rights, dividend equivalent rights, performance-based awards and cash bonus rights. The purpose of the Stock Option Plan and Share Incentive Plan is to attract and retain the best available personnel to the Company and to encourage stock ownership by the Company's employees, officers, directors and consultants in order to give them a greater personal stake in the success of the Company.

     A total of 520,833 Common Shares were reserved for issuance under the Stock Option Plan. As of March 1, 1998, options to purchase a total of 139,720 Common Shares had been exercised, options to purchase a total of 339,158 Common Shares at a weighted average exercise price of $4.86 per share were outstanding, and 46,055 Common Shares remained available for future option grants or awards. Options for a total of 312,500 Common Shares were reserved for issuance and 308,400 Common Shares remain available for future option grants or awards under the Share Incentive Plan.

     The Stock Option Plan is administered by the Compensation Committee, which determines and designates the recipients of the options, the dates the options are granted, the number of Common Shares subject to the options, option prices, vesting terms, fair market value of the Common Shares, duration of the options and whether any options granted to employees are to be incentive stock options or non-qualified options.

     The exercise price of all options granted under the Stock Option Plan must be at least 100% of the fair market value of the Common Shares on the grant date. The term of an option may not exceed ten years from the date of grant. With respect to any participant who owns shares possessing more than 10% of the voting power of all classes of shares of the Company, the exercise price of any option granted must be at least 110% of the fair market value of the Common Shares on the grant date and the term of such option may not exceed five years. No incentive options may be granted to a participant which, when aggregated with all other incentive options granted to that participant, would have an aggregate fair market value in excess of $100,000 becoming exercisable in any calendar year.

     No option may be transferred by the optionee other than by will or the laws of descent and distribution. During the lifetime of an optionee, only the optionee may exercise an option. An option is exercisable on or after each vesting date in accordance with the terms set forth in the option agreement. Incentive options are exercisable only during the optionee's employment by the Company, and for a period of up to 90 days after the termination of the optionee's employment.

     The Share Incentive Plan is also administered by the Compensation Committee, which in general is responsible for determining the type, amount and terms of any consideration awarded to a recipient. Under the Share Incentive Plan, any options granted to a recipient are exercisable in accordance with the terms of the agreement governing the grant. If the option is an incentive stock option, those terms must be consistent with the requirements of the Code, as amended, and applicable regulations, including the requirement that the option price not be less than the fair market value of the Common Shares on the date of the grant. If the option is not an incentive stock option, the option price may be any price determined by the Compensation Committee.

     In addition to incentive stock options and non-incentive stock options, the Compensation Committee may award other types of incentive compensation under the Share Incentive Plan. Such additional incentive compensation can include stock awards, stock appreciation rights (which entitle the holder of the right upon exercise thereof to receive payment from the Company of an amount equal in value to the excess of the fair market value of the Company's Common Shares on the date of exercise over the fair market value of the Company's Common Shares on the date of grant or, if granted in connection with an option, the option price per share under the option to which the stock appreciation right relates), cash bonuses, performance-based awards (which are intended to qualify as performance-based compensation under sec. 162(m) of the Code) and Common Shares which are subject to a purchase agreement between the Company and the prospective recipient.

     401(k) Plan. In 1990, the Company adopted a deferred compensation plan under sec. 401(k) of the Code (the "401(k) Plan"). Each full-time employee who has completed at least one year of service with the Company and has reached age 21 is eligible to make pre-tax elective deferral contributions of up to 20% of their total compensation per plan year, subject to a specified maximum contribution as determined by the Internal Revenue Service. The Company matches the employee's contribution on a formula of $0.25 to the dollar, not to exceed three percent of the employee's gross annual compensation. The vesting schedule of the employer match is 33 1/3% per year, over three years. Any potential forfeitures of the Company's portion of the contribution that do not become vested are reallocated to the remaining employees in the 401(k) Plan based on their account balance as a percentage of the whole.

                              CERTAIN TRANSACTIONS

     In July 1995, the Company entered into a research and development agreement with the predecessor to Novartis. The collaboration was formed to evaluate the potential for development of iontophoretic drug delivery systems for a number of Novartis compounds for several therapeutic applications. In connection with the collaboration, Novartis purchased a 20% equity interest in Dermion. Pursuant to the R&D Agreements, as amended, Novartis is required to pay research costs under the program and to make milestone payments if Dermion successfully completes certain objectives. The R&D Agreements may be terminated by either party for any reason upon six months notice. In addition, the Company granted Novartis a perpetual, non-exclusive, royalty-bearing license to certain of the Company's iontophoretic technology, as well as certain rights with respect to future technology developed or acquired by the Company. The Company also agreed to certain limitations on its ability to develop products in certain Novartis fields. Novartis also shares rights to all technology jointly developed pursuant to the collaboration.

     Effective November 1, 1997, the Company, Dermion and Novartis amended the terms of their relationship by entering into the 1997 Amendments. Under the 1997 Amendments, Novartis exchanged its 20% equity interest in Dermion for 238,541 Common Shares and warrants to acquire 18,750 Common Shares at an exercise price of $21.60 per share. One-third of Novartis' warrants are currently exercisable. Another one-third will be exercisable if Novartis commits to provide research and development funding under the R&D Agreements for 1999. The balance will be exercisable if Novartis commits to such funding for the year 2000. See
"Business -- Collaborative Relationships and Licenses."

     In March 1997, the Company entered into the Elan Agreements, which granted the Company an exclusive, worldwide license to certain of Elan's iontophoretic drug delivery technology, including over 250 issued and 47 pending United States and foreign patents, as well as a significant body of know-how and preclinical and clinical study results. The Company acquired the Elan technology by issuing Elan two promissory notes, a $10.0 million note and a $5.0 million note. The Company also issued a warrant to Elan to acquire 104,166 Common Shares at $21.60 per share and agreed to pay Elan a royalty on the net revenues derived from sales of all of the Company's products. The promissory notes each bear interest at the rate of prime plus 1% (9 1/2% as of June 30, 1997), and the $5.0 million note is secured by the technology rights the Company acquired in the transaction. Concurrently with the closing of the Offering, Elan will acquire, directly from the Company in private placement transactions, approximately $15.74 million of Common Shares at a price per share equal to the initial public offering price hereunder (approximately 2,099,000 shares). Simultaneously with such purchases, the Company will repay the Elan Notes, including interest thereon.

     The value of the total number of Common Shares that Elan is obligated to purchase is equal to the total amounts, including interest, outstanding under the Elan Notes. If, as a result of Elan's purchase of the Elan Shares, Elan's aggregate interest in the Common Shares exceeds 19.9% of the outstanding Common Shares, Elan may elect to receive non-voting preferred shares of the Company to the extent of such excess. Any such preferred shares would rank pari passu with the Common Shares, and would be non-voting and convertible into Common Shares initially on a one-for-one basis. The conversion ratio will be adjusted in the event of certain corporate transactions such as stock splits, stock dividends and recapitalizations. Elan will own approximately 29.0% (excluding warrants) of the outstanding Common Shares after the Offering. See "Risk Factors -- Potential Dilution; Absence of Dividends" and "Transactions Related to the Offering."

     In 1996, the Company and Laboratoires Fournier entered into an agreement for the conversion of certain amounts due Laboratoires Fournier into Common Shares. Under the terms of that agreement, the Company is required to issue additional shares to Laboratoires Fournier if the Company issues its Common Shares at a price lower than $8.88 per share. As a result, upon the closing of the Offering, Laboratoires Fournier will receive an additional 29,723 Common Shares pursuant to that agreement. See "Business -- Collaborative Relationships and Licenses."

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Shares as of March 1, 1998, and as adjusted to reflect the issuance and sale of the 1,700,000 Common Shares offered hereby, the sale of the Elan Shares in private placement transactions concurrently with the closing of the Offering (approximately 2,099,000 Common Shares) and the issuance to Laboratoires Fournier of the Fournier Shares (29,723 Common Shares) by (i) all those persons or entities known by the Company to be beneficial owners of 5% or more of its outstanding Common Shares ("5% Shareholders"), (ii) each director and each of the Named Executive Officers and
(iii) all directors and Named Executive Officers as a group. The data presented are based on information provided to the Company by the Named Executive Officers, the Company's directors and its 5% Shareholders. See "Transactions Related to the Offering" and "Certain Transactions."

                                                                    PERCENTAGE BENEFICIALLY
                                                                             OWNED
                                                   NUMBER OF   ----------------------------------
      NAME AND ADDRESS OF BENEFICIAL OWNER         SHARES(1)   PRIOR TO OFFERING   AFTER OFFERING
-------------------------------------------------  ---------   -----------------   --------------
5% SHAREHOLDERS
  Elan International Services, Ltd.(2)...........    104,166          3.0%              30.0%
     102 St. James Court
     Flatts Smiths FL04 Bermuda
  Newtek Ventures................................    618,431         18.3%               8.5%
     500 Washington Street, Suite 720
     San Francisco, CA 94111
  MBW Venture Partners, LP(3)....................    610,692         18.1%               8.4%
     350 Second Street, Suite 8
     Los Altos, CA 94022
  Laboratoires Fournier, S.C.A.(4)...............    338,802         10.0%               4.7%
     42, rue de Longvic 21300
     Chenove France
  Stephen C. Jacobsen............................    264,166          7.8%               3.7%
     274 South 1200 East
     Salt Lake City, UT 84102
  Novartis Pharmaceuticals Corporation(5)........    244,791          7.2%               3.4%
     59 Route 10
     East Hanover, NJ 07936-1080
  Utah Ventures..................................    224,377          6.6%               3.1%
     423 Wakara Way, Suite 206
     Salt Lake City, UT 84108
  CIT Group/Venture Capital, Inc.................    208,333          6.2%               2.9%
     650 CIT Drive
     Livingston, NJ 07039-5795
  Vadex-Panama, S.A..............................    208,333          6.2%               2.9%
     PO Box 60040
     Palo Alto, CA 94306-0040
DIRECTORS
  James R. Weersing(6)...........................      2,760       *                   *
  Ned M. Weinshenker, Ph.D.(7)...................     67,130          2.0%             *
  John W. Fara, Ph.D.(8).........................      5,903       *                   *
  Steven P. Sidwell(9)...........................      5,375       *                   *
  Peter J. Wardle(10)............................          0       *                   *
  Warren Wood(11)................................      1,649       *                   *
  Michael T. Sember(12)..........................          0       *                   *
NAMED EXECUTIVE OFFICERS
  W. Tim Miller(13)..............................     40,260          1.2%             *
  Thomas M. Parkinson, Ph.D(14)..................     31,510       *                   *
  Robert J. Lollini(15)..........................     36,806          1.1%             *
  Tim Lucas(16)..................................      5,357       *                   *
  Executive Officers and directors as a group (11
     persons)(17)................................    196,750          5.5%               2.7%

---------------

   * Less than 1%.

 (1) Assumes 3,377,113 Common Shares issued and outstanding as of March 1, 1998. The inclusion herein of any Common Shares as beneficially owned does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, each person listed has sole investment and voting power with respect to the shares listed. In accordance with the rules of the Securities and Exchange Commission, each person is deemed to beneficially own any shares issuable upon exercise of share options or warrants held by such person that are currently exercisable or that become exercisable within 60 days after March 1, 1998, and any reference in these footnotes to shares subject to share options or warrants held by the person in question refers only to such shares.

 (2) Elan International Services, Ltd. is a subsidiary of Elan. Includes 104,166 Common Shares subject to outstanding warrants. "Percentage Beneficially Owned After the Offering" reflects the purchase of the Elan Shares (approximately 2,099,000 Common Shares) in private placement transactions concurrently with the closing of the Offering. See "Transactions Related to the Offering," "Business -- Collaborative Relationships and Licenses" and "Certain Transactions."

 (3) Includes 140,459 Common Shares held of record by Michigan Investment Fund, LP, MBW Venture Partners, LP and Michigan Investment Fund, LP which are managed, and assumed to be controlled, by MBW Management, Inc.

 (4) "Percentage Beneficially Owned After the Offering" reflects the issuance to Laboratoires Fournier of the Fournier Shares (29,723 Common Shares) in connection with the Offering. See "Transactions Related to the Offering" and "Business -- Collaborative Relationships and Licenses."

 (5) Includes 6,250 Common Shares subject to warrants held by Novartis Pharmaceuticals Corporation.

 (6) Includes Common Shares held in the name of a revocable trust for which Mr. Weersing serves as co-trustee along with his spouse. Mr. Weersing is a general partner of MBW Management, Inc. Mr. Weersing disclaims beneficial ownership of the shares beneficially owned by MBW Management, Inc. and its affiliates.

 (7) Includes 19,786 Common Shares held in the name of a pension plan over which Dr. Weinshenker holds investment control. Includes 47,344 Common Shares subject to options held by Dr. Weinshenker.

 (8) Includes 5,903 Common Shares subject to options held by Dr. Fara.

 (9) Includes 5,375 Common Shares subject to options held by Mr. Sidwell.

(10) Mr. Wardle is a general partner of Newtek Ventures, but disclaims beneficial ownership of the Common Shares held by Newtek Ventures.

(11) Includes 1,649 Common Shares subject to options held by Mr. Wood.

(12) Mr. Sember is an executive officer of Elan. Mr. Sember disclaims any beneficial ownership of shares owned by Elan.

(13) Includes 39,566 Common Shares subject to options held by Mr. Miller.

(14) Includes 31,510 Common Shares subject to options held by Dr. Parkinson.

(15) Includes 34,549 Common Shares subject to options held by Mr. Lollini.

(16) Includes 3,691 Common Shares subject to options held by Mr. Lucas.

(17) Includes 169,587 Common Shares subject to options.

                         DESCRIPTION OF CAPITAL SHARES

     The authorized capital of the Company consists of 100 million Common Shares, without par value and 10 million Preferred Shares, also without par value. As of March 1, 1998, 3,377,113 Common Shares and 28,800 Series C Redeemable Preferred Shares were outstanding. The Series C Preferred Shares will be converted into 28,800 Common Shares concurrently with the closing of the Offering. An additional 339,158 Common Shares may be issued upon the exercise of outstanding share options, and an additional 169,791 shares may be issued upon the exercise of outstanding warrants. As of March 1, 1998, there were approximately 147 holders of record of the Common Shares.

COMMON SHARES

     Subject to preferences that may be applicable to any then outstanding Preferred Shares, holders of Common Shares are entitled to receive, ratably, such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Shares are entitled to share ratably in all assets remaining after the payment of liabilities and the liquidation preference of any then outstanding Preferred Shares. Holders of Common Shares have no preemptive rights and no right to convert their Common Shares into any other securities. There are no redemption or sinking fund provisions applicable to the Common Shares. All outstanding Common Shares are, and all Common Shares to be outstanding upon completion of the Offering will be, fully paid and nonassessable. The holders of Common Shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The Company has not paid, and does not intend to pay, cash dividends on the Common Shares for the foreseeable future.

PREFERRED SHARES

     As of November 1, 1997, there were 28,800 Series C Preferred Shares issued and outstanding. The Series C Preferred Shares are subject to mandatory conversion, on a share-for-share basis, into Common Shares upon the closing of an initial public offering and will be converted in connection with the closing of the Offering.

     The Board of Directors will have the authority to issue Preferred Shares in one or more series and to affix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by the shareholders. The issuance of Preferred Shares in certain circumstances may have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Shares with voting and conversion rights may adversely affect the voting power and rights of the holders of Common Shares.

     If, as a result of Elan's purchase of the Elan Shares, Elan's aggregate interest in the Common Shares exceeds 19.9% of the outstanding Common Shares, Elan may elect to receive non-voting preferred shares of the Company to the extent of such excess. Any such preferred shares would rank pari passu with the Common Shares (including with respect to dividends and upon liquidation or dissolution) and would be non-voting and convertible into Common Shares, initially on a one-for-one basis. The conversion ratio will be adjusted in the event of certain corporate transactions such as stock splits, stock dividends and recapitalizations. Elan will own approximately 29.0% (excluding warrants) of the outstanding Common Shares after the Offering. See "Risk Factors -- Potential Dilution; Absence of Dividends," "Transactions Related to the Offering" and "Certain Transactions."

WARRANTS

     The Company has issued four warrants which, in the aggregate, entitle the holders thereof to acquire 169,791 Common Shares. On November 1, 1997, the Company issued Novartis warrants to acquire, through November 1, 2002, 18,750 Common Shares at an exercise price of $21.60 per share. One-third of the Novartis warrants are currently exercisable. Another one-third of the warrants are exercisable if Novartis agrees to certain funding commitments under its agreements with the Company for 1999, and the other one-third of the warrants is exercisable if Novartis makes such funding commitments for the year 2000. Under the Elan

Agreements, Elan was issued a warrant to acquire, through April 19, 2002, 104,166 Common Shares at an exercise price of $21.60 per share. On December 1, 1996, the Company issued ACH a warrant to acquire, through December 1, 2003, 44,791 Common Shares at an exercise price of $8.88 per share. On June 25, 1992, the Company issued a warrant to Silicon Valley Bank to acquire, through June 24, 2002, 2,083 Common Shares at an exercise price of $4.80 per share.

     In connection with the closing of the Offering, the Company has agreed to issue to the Underwriters, warrants to purchase, after the first anniversary of the date hereof, an aggregate of 170,000 Common Shares at a price per share equal to (i) 125% of the initial public offering price set forth on the cover page of this Prospectus after the first anniversary of the date of this Prospectus or (ii) 150% of the initial public offering price set forth on the cover page of this Prospectus after the third anniversary of the date of this Prospectus. The Representatives' Warrants expire on the fifth anniversary of the date of this Prospectus.

ANTI-TAKEOVER EFFECT OF UTAH LAW AND CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

     The Company's Articles of Incorporation require that any action required or permitted to be taken by shareholders of the Company must be effected at a duly called annual or special meeting of shareholders. Utah law provides that any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if one or more consents in writing, setting forth the action to be taken, are signed by the holders of outstanding shares having at least the minimum number of votes that would be necessary to take the action at a meeting at which all shares entitle to vote on the matter were present and voted. This provision generally applies to all Utah corporations formed after 1992 and all Utah corporations formed before 1992 that have amended their articles of incorporation to provide for actions by consent. The Company is not entitled to take advantage of that consent provision because it was formed prior to 1992 and its shareholders have not amended its Articles of Incorporation to allow consent actions. Special meetings of the shareholders of the Company may be called only by the Board of Directors, the Chief Executive Officer of the Company or by any person or persons holding shares representing at least 10% of the outstanding capital stock. See "Management -- Executive Officers, Directors and Key Employees."

     Utah has adopted legislation which is designed to delay the ultimate success of a hostile tender offer for shares of a public company until that tender offer has been approved by a majority of the shareholders. The legislation applies to all corporations which have not opted out of its provisions and which have more than 100 shareholders, maintain their principal place of business or principal office in the State of Utah and where either 10% or more of the corporation's shareholders reside in Utah or more than 10% of its outstanding shares are owned by Utah residents. Under the terms of the Company's Bylaws, the Company has opted out of these provisions.

     The Company's Articles of Incorporation provide for the division of the Board of Directors into three classes, as nearly equal in size as possible, with staggered three year terms. See "Management." In addition, the Articles of Incorporation provide that directors may be removed only for cause and only by an affirmative vote of the holders of two-thirds of the Common Shares entitled to vote. Further, any vacancy on the Board of Directors, however occurring, including by reason of an increase in the number of persons comprising the Board of Directors, may only be filled by vote of a majority of the directors then in office. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

REGISTRATION RIGHTS

     Pursuant to the Elan Agreements, at any time following the Offering, Elan has the right, on not more than two occasions and subject to certain limitations, to require the Company to use its best efforts to register under the Securities Act the Elan Shares (approximately 2,099,000 Common Shares) and the 104,166 Common Shares it may acquire upon exercising its warrant. The Elan Agreements also provide that, if the Company proposes to file a registration statement under the Securities Act with respect to an offering by the Company, Elan will be entitled to include all or part of its shares in that registration, subject to the right of the managing underwriter to exclude shares from such registration to the extent their inclusion would adversely affect the marketing of the shares to be sold. In connection with the Offering, Elan has agreed not to sell or otherwise dispose of its shares for a period of 180 days following the Offering. See "Shares Eligible for Future Sale."

     Under the Company's original agreements with Novartis, Dermion had certain obligations with respect to registering the Dermion shares previously held by Novartis. Under the terms of the 1997 Amendments, subject to certain exceptions and limitations, after 180 days following the effective date of the Offering, the holders of the lesser of (i) 52,083 of the 257,291 total Common Shares (the "1997 Amendments Shares") purchased pursuant to the 1997 Amendments or (ii) 75% of all 1997 Amendments Shares may require, on not more than two occasions, that the Company use its best efforts to file a registration statement under the Securities Act covering the resale of any such 1997 Amendments Shares. If the Company registers any Common Shares under the Securities Act, either for its own account or for the account of any other shareholders, the Company is required to notify the holders of the 1997 Amendments Shares, and subject to certain limitations is required to include in such registration the 1997 Amendments Shares requested by such holders to be included therein. In connection with the Offering, the holders of the 1997 Amendments Shares have agreed not to sell or otherwise dispose of their shares for a period of 180 days following the Offering. See "Shares Eligible for Future Sale."

     Under the terms of an agreement between the Company and CHIC, an affiliate of CHCA, if the Company proposes to register any of its securities under the Securities Act other than on Forms S-1 or S-8 relating to an employee benefit plan, and other than on Form S-4, any holder of at least 10,416 Common Shares issuable upon conversion of the warrant issued to CHIC and any holder of 10,416 Common Shares acquired by CHIC pursuant to the CHIC agreement, will be entitled to include such shares in that registration, subject to the right of the managing underwriter to exclude any of such shares from such registration to the extent that their inclusion would adversely affect the marketing of the shares to be sold. In connection with the Offering, CHIC has agreed not to sell or otherwise dispose of its shares for a period of 180 days following the Offering. See "Shares Eligible for Future Sale."

     Under the terms of the stock purchase agreement (the "CIT Agreement") between the Company and the CIT Group/Venture Capital, Inc., subject to certain exceptions and limitations, after 180 days following the effective date of the Offering, the holders of at least 208,333 Common Shares purchased pursuant to the CIT Agreement (the "CIT Shares") may require, on not more than one occasion within a 12-month period, that the Company use its best efforts to file a registration statement under the Securities Act covering the resale of any such CIT Shares. If the Company registers any Common Shares under the Securities Act, either for its own account or for the account of any other shareholders prior to March 8, 2000, the Company is required to notify the holders of the CIT Shares and, subject to certain limitations, is required to include in such registration the CIT Shares requested by such holders to be included therein. In connection with the Offering, the holders of the CIT Shares have agreed not to sell or otherwise dispose of their shares for a period of 180 days following the Offering. See "Shares Eligible for Future Sale."

     Under a preferred stock purchase agreement (the "Preferred Investors Agreement"), between the Company and Newtek Ventures, MBW Venture Partners, Michigan Investment Fund, Utah Ventures, Cordis Corporation, and certain other investors (collectively, the "Preferred Investors"), subject to certain exceptions and limitations, after 180 days following the effective date of the Offering, the holders of at least Common Shares purchased pursuant to the Preferred Investors Agreement may require, on not more than two occasions, that the Company use its best efforts to file a registration statement under the Securities Act covering the resale of any such Preferred Investor's Shares. If the Company registers any Common Shares under the Securities Act, either for its own account or for the account of any other shareholders prior to March 8, 2000, the Company is required to notify the holders of the Preferred Investors Shares, and subject to certain limitations is required to include in such registration the Preferred Investors Shares requested by such holders to be included therein. In connection with the Offering, certain of the Preferred Investors have agreed not to sell or otherwise dispose of their shares for a period of 180 days following the Offering. In addition, pursuant to the Preferred Investors Agreement, all of the Preferred Investors are prohibited from selling or otherwise disposing of their shares for a period of 90 days following the Offering. See "Shares Eligible for Future Sale."

     Under the terms of the stock purchase agreement (the "Common Investors Agreement") between the Company and each of Newtek Ventures, MBW Venture Partners, Michigan Investment Fund, and Vadex-Panama, S.A. (collectively, the "Common Investors"), subject to certain exceptions and limitations, after 180 days following the effective date of the Offering, the holders of at least Common Shares purchased pursuant to the Common Investors Agreement (the "Common Investors Shares") may require, on not more than one occasion within a 12-month period, that the Company use its best efforts to file a registration statement under the Securities Act covering the resale of any such Common Investor's Shares. If the Company registers any Common Shares under the Securities Act, either for its own account or for the account of any other shareholders prior to February 19, 2001, the Company is required to notify and, subject to certain limitations, at the request of the holder of Common Investors Shares is required to include in such registration the Common Investors Shares requested to be included therein. In connection with the offering, the Common Investors have agreed not to sell or otherwise dispose of their shares for a period of 180 days following the Offering. See "Shares Eligible for Future Sale."

     The Company has also granted certain demand and piggy-back registration rights to the Underwriters with respect to the 170,000 Common Shares issuable upon exercise of the Representatives' Warrants. See "Underwriting."

TRANSFER AGENT AND REGISTRAR

     American Securities Transfer & Trust, Inc. will be the transfer agent and registrar for the Common Shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering the Company will have outstanding an aggregate of 7,234,737 Common Shares. In addition, the Company has reserved for issuance 678,949 shares issuable upon exercise of outstanding options and warrants, including the Representatives' Warrants. The 1,700,000 Common Shares offered hereby will be freely transferable without restriction or further registration under the Securities Act, except for shares which may be acquired by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining Common Shares held by existing shareholders are "restricted securities" as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for exemption from registration under Rules 144 or 701 under the Securities Act or otherwise. Pursuant to certain "lock-up" agreements, the Company's directors, officers and certain of its shareholders who will collectively hold an aggregate of 5,176,545 Common Shares after the Offering, together with the Company, have agreed, for a period of 180 days following the date of this Prospectus, not to offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any Common Shares without the prior written consent of EVEREN Securities, Inc. Following the lock-up periods, approximately 2,746,734 Common Shares held by persons who have executed lockup agreements will be eligible for sale in the public market without restriction under Rule 144(k) and an additional 75,303 Common Shares will be eligible for sale subject to certain volume, manner of sale and other limitations under Rule 144. Of the approximately 358,192 restricted shares held by existing shareholders of the Company not subject to lock-up agreements, 319,237 such Common Shares will be eligible for immediate sale in the public market without restriction under Rule 144(k). In November 1998, an additional 238,541 Common Shares will be eligible for sale in the public market under Rule 144, subject to certain volume, manner of sale and other limitations, and, in April 1999, the Elan Shares and Fournier Shares will be eligible for sale in the public market under Rule 144, subject to certain volume, manner of sale and other limitations. In addition, holders of stock options or warrants exercisable for an aggregate of approximately 292,503 Common Shares have entered into agreements prohibiting sale of the underlying Common Shares for 180 days following the date of this Prospectus.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding Common Shares (72,347 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Shares during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume, manner of sale and other limitations described above.

     Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding-period, volume-limitation or notice provisions of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus.

     The holders of 4,876,778 Common Shares and warrants to purchase 337,708 Common Shares have certain registration rights. See "Description of Capital Shares -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters (the "Underwriters") named below have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, the following respective number of Common Shares.

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
EVEREN Securities, Inc......................................       884,000
Hanifen, Imhoff Inc.........................................       408,000
Wedbush Morgan Securities...................................       408,000
                                                                 ---------
          Total.............................................     1,700,000
                                                                 =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all Common Shares offered hereby if any such shares are purchased.

     The Underwriters propose to offer the Common Shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.315 per share. The Underwriters may allow to selected dealers and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the Common Shares, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exerciseable at any time during the 30-day period after the date of this Prospectus, to purchase up to an additional 255,000 Common Shares at the initial public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent the option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of Common Shares set forth next to such Underwriter's name in the preceding table bears to the total number of shares listed in the table.

     The Company has agreed to issue to the Underwriters warrants to purchase, after the first anniversary of the date hereof, up to an aggregate of 170,000 Common Shares, at a price equal to (i) 125% of the initial public offering price set forth on the cover page of this Prospectus after the first anniversary of the date of this Prospectus or (ii) 150% of the initial public offering price set forth on the cover page of this Prospectus after the third anniversary of the date of this Prospectus. Holders of the Representatives' Warrants have been granted certain demand and piggy-back registration rights under the Securities Act with respect to the securities issuable upon exercise of the Representatives' Warrants. See "Description of Shares -- Registration Rights" and "Shares Eligible For Future Sale." The Representatives' Warrants expire on the fifth anniversary of the date of this Prospectus.

     The Company has also granted the Underwriters a nonaccountable expense allowance of $245,000.

     The offering of the Common Shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of Common Shares in whole or in part.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase Common Shares in the open market to cover syndicate short positions or to stabilize the price of the Common Shares. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in the Offering, if the syndicate repurchases previously distributed Common Shares in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the

Common Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Underwriters have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The executive officers, directors and certain employees of the Company and certain other shareholders have agreed that they will not, without the prior written consent of EVEREN Securities, Inc., offer, sell or otherwise dispose of any Common Shares, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares for a period of 180 days after the day of this Prospectus. The Company has agreed that it will not, without the prior written consent of EVEREN Securities, Inc., offer, sell, contract, grant any option to purchase or otherwise dispose of any Common Shares, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares for a period of 180 days after the date of this Prospectus, except for securities issued under its Stock Option Plan or Share Incentive Plan, the Elan Agreements or the agreement with Fournier or upon exercise of currently outstanding stock options or warrants. See "Shares Eligible for Future Sale."

     Prior to the Offering, there has been no public market for the Common Shares. Consequently, the initial public offering price for the Common Shares included in the Offering was determined by negotiations between the Company and the Underwriters. Among the factors considered in determining such price was the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state the Company's development, its past and present operations and financial performance, the prospects for future earnings of the Company, the present state of the Company's research and development programs, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and the current prevailing condition in the securities markets, including current market valuations of publicly traded companies that are comparable to the Company.

                                 LEGAL MATTERS

     The validity of the Common Shares offered hereby will be passed upon for the Company by Parsons Behle & Latimer, Salt Lake City, Utah. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois, which will rely on the opinion of Parsons Behle & Latimer with respect to certain matters regarding Utah law.

                                    EXPERTS

     The financial statements at June 30, 1996 and 1997, and for each of the three years in the period ended June 30, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Risk
Factors -- Dependence on Patents and Proprietary Technology" and
"Business -- Patents and Proprietary Rights" have been reviewed and approved by Workman, Nydegger & Seeley, patent counsel for the Company, as experts on such matters, and are included herein in reliance upon that review and approval.

                             ADDITIONAL INFORMATION

     As a result of the Offering, the Company will become subject to the information and reporting requirements of the Securities and Exchange Act of 1934, as amended, and in accordance therewith will file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company intends to furnish to its shareholders annual reports containing financial statements audited by an independent public accounting firm and will make available copies of quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

     The Company has filed with the Commission, Washington, D.C., 20549, a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-1 under the Securities Act with respect to the Common Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at N.W., Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                  IOMED, INC.

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Auditors............................   F-2
  Consolidated Balance Sheets at June 30, 1997 and 1996.....   F-3
  Consolidated Statements of Operations for the Years Ended
     June 30, 1997, 1996 and 1995...........................   F-4
  Consolidated Statements of Shareholders' Equity (Deficit)
     for the Years Ended June 30, 1997, 1996 and 1995.......   F-5
  Consolidated Statements of Cash Flows for the Years Ended
     June 30, 1997, 1996 and 1995...........................   F-6
  Notes to Consolidated Financial Statements................   F-7
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  (UNAUDITED):
  Condensed Consolidated Balance Sheets at December 31, 1997
     and June 30, 1997......................................  F-18
  Condensed Consolidated Statements of Operations for the
     Six Months Ended December 31, 1997 and 1996............  F-19
  Condensed Consolidated Statements of Cash Flows for the
     Six Months Ended December 31, 1997 and 1996............  F-20
  Notes to Condensed Consolidated Financial Statements......  F-21

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
IOMED, Inc.

We have audited the accompanying consolidated balance sheets of IOMED, Inc. as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IOMED, Inc. at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Salt Lake City, Utah
August 4, 1997, except for
Note 15 as to which the date
is November 7, 1997 and Note 16 as to
which the date is March 6, 1998

                                  IOMED, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                       JUNE 30,
                                                              ---------------------------
                                                                 1996            1997
                                                              -----------    ------------
Current assets:
  Cash and cash equivalents.................................  $ 4,507,000    $  6,346,000
  Accounts receivable, less allowance for doubtful accounts
     of $76,000 in 1996 and $28,000 in 1997.................    1,054,000       1,189,000
  Inventories...............................................    1,162,000         714,000
  Prepaid expenses..........................................        5,000          12,000
                                                              -----------    ------------
          Total current assets..............................    6,728,000       8,261,000
Equipment and furniture, net................................      477,000         385,000
Other assets................................................       46,000          18,000
                                                              -----------    ------------
          Total Assets......................................  $ 7,251,000    $  8,664,000
                                                              ===========    ============
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Trade accounts payable....................................  $   118,000    $    171,000
  Accrued liabilities.......................................      952,000         944,000
  Current portion of long-term obligations..................       44,000           2,000
                                                              -----------    ------------
          Total current liabilities.........................    1,114,000       1,117,000
Commitments
Minority interest...........................................      875,000         898,000
Redeemable, convertible preferred shares, no par value;
  10,000,000 authorized; issued and outstanding shares of
  all series
  38,800 in 1996 and 36,000 in 1997.........................    1,270,000         900,000
Subordinated, convertible debt..............................           --      15,240,000
Shareholders' equity (deficit):
  Common shares, no par value; 100,000,000 shares
     authorized; issued and outstanding 2,925,056 shares in
     1996 and 3,134,392 shares in 1997......................   11,492,000      12,047,000
  Accumulated deficit.......................................   (7,500,000)    (21,538,000)
                                                              -----------    ------------
          Total shareholders' equity (deficit)..............    3,992,000      (9,491,000)
                                                              -----------    ------------
          Total liabilities and shareholders' equity
            (deficit).......................................  $ 7,251,000    $  8,664,000
                                                              ===========    ============

                            See accompanying notes.

                                  IOMED, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    YEAR ENDED JUNE 30,
                                                           --------------------------------------
                                                              1995         1996          1997
                                                           ----------   ----------   ------------
Revenues:
  Product sales..........................................  $6,964,000   $6,829,000   $  7,483,000
  Contract research revenue, royalties and license
     fees................................................          --    2,409,000      1,800,000
                                                           ----------   ----------   ------------
          Total revenues.................................   6,964,000    9,238,000      9,283,000
Operating costs and expenses:
  Cost of products sold..................................   3,369,000    3,138,000      3,338,000
  Research and development...............................   1,467,000    1,099,000      1,488,000
  Selling, general and administrative....................   3,338,000    3,283,000      3,501,000
  Non-recurring charges..................................          --      430,000     15,059,000
                                                           ----------   ----------   ------------
          Total costs and expenses.......................   8,174,000    7,950,000     23,386,000
                                                           ----------   ----------   ------------
Income (loss) from operations............................  (1,210,000)   1,288,000    (14,103,000)
Interest expense.........................................      32,000        9,000        242,000
Interest income and other, net...........................     120,000      167,000        291,000
                                                           ----------   ----------   ------------
Income (loss) from continuing operations before income
  taxes and minority interest............................  (1,122,000)   1,446,000    (14,054,000)
Minority interest........................................          --      (17,000)        23,000
Income tax expense (benefit).............................    (173,000)     (79,000)         5,000
                                                           ----------   ----------   ------------
Income (loss) from continuing operations.................    (949,000)   1,542,000    (14,082,000)
Income from discontinued operations, net of income
  taxes..................................................     290,000      201,000         44,000
                                                           ----------   ----------   ------------
Net income (loss)........................................  $ (659,000)  $1,743,000   $(14,038,000)
                                                           ==========   ==========   ============

Basic income (loss) per common share:
Income (loss) from continuing operations.................  $     (.47)  $      .49   $      (4.52)
Income from discontinued operations......................         .14          .06            .01
                                                           ----------   ----------   ------------
Net income (loss)........................................  $     (.33)  $      .55   $      (4.51)
                                                           ==========   ==========   ============

Diluted income (loss) per common share:
Income (loss) from continuing operations.................  $     (.47)  $      .42   $      (4.52)
Income from discontinued operations......................         .14          .05            .01
                                                           ----------   ----------   ------------
Net income (loss)........................................  $     (.33)  $      .47   $      (4.51)
                                                           ==========   ==========   ============

                            See accompanying notes.

                                  IOMED, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                    COMMON STOCK*
                                               -----------------------   ACCUMULATED
                                                SHARES       AMOUNT        DEFICIT             TOTAL
                                               ---------   -----------   ------------   -------------------
BALANCE AT JUNE 30, 1994.....................  2,032,741   $ 7,639,000   $ (8,584,000)      $  (945,000)
  Stock options exercised....................     14,930         9,000             --             9,000
  Conversion of redeemable, convertible
     preferred shares........................      1,380         3,000             --             3,000
  Net loss...................................         --            --       (659,000)         (659,000)
                                               ---------   -----------   ------------       -----------
BALANCE AT JUNE 30, 1995.....................  2,049,051     7,651,000     (9,243,000)       (1,592,000)
  Stock options exercised....................     43,974        23,000             --            23,000
  Conversion of redeemable, convertible
     preferred shares........................    494,193       895,000             --           895,000
  Conversion of subordinated debt............    337,838     2,923,000             --         2,923,000
  Net income.................................         --            --      1,743,000         1,743,000
                                               ---------   -----------   ------------       -----------
BALANCE AT JUNE 30, 1996.....................  2,925,056    11,492,000     (7,500,000)        3,992,000
  Stock options exercised....................      6,483         5,000             --             5,000
  Conversion of redeemable, convertible
     preferred shares........................    165,651       300,000             --           300,000
  Sale of common shares for cash.............     37,202       250,000             --           250,000
  Net loss...................................         --            --    (14,038,000)      (14,038,000)
                                               ---------   -----------   ------------       -----------
BALANCE AT JUNE 30, 1997.....................  3,134,392   $12,047,000   $(21,538,000)      $(9,491,000)
                                               =========   ===========   ============       ===========

---------------

* Adjusted to reflect 1-for-4.8 reverse stock split and elimination of par value -- see Note 15.

                            See accompanying notes.

                                  IOMED, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED JUNE 30,
                                                           --------------------------------------
                                                              1995         1996          1997
                                                           ----------   ----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)........................................  $ (659,000)  $1,743,000   $(14,038,000)
Adjustments to reconcile net income (loss) to net cash
  used in operating activities:
  Depreciation and amortization..........................     570,000      400,000        267,000
  Write-off of in-process research and development.......          --           --     15,059,000
  Non-cash interest expense..............................          --           --        240,000
  Minority interest and other non-cash charges...........     (17,000)      (9,000)        34,000
  Changes in assets and liabilities:
     Accounts receivable.................................      (6,000)    (122,000)      (444,000)
     Inventories.........................................    (317,000)     186,000       (196,000)
     Prepaid expenses and other assets...................     (22,000)       9,000         (6,000)
     Trade accounts payable..............................     (96,000)     (41,000)        53,000
     Other current liabilities...........................     249,000       83,000         25,000
                                                           ----------   ----------   ------------
Net cash provided by (used in) operating activities......    (298,000)   2,249,000        994,000
                                                           ----------   ----------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of discontinued operations............          --           --      1,000,000
Purchases of equipment and furniture.....................    (156,000)    (316,000)      (231,000)
                                                           ----------   ----------   ------------
Net cash provided by (used in) investing activities......    (156,000)    (316,000)       769,000
                                                           ----------   ----------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common shares..................       9,000       23,000        255,000
Proceeds from sale of minority interest..................          --      892,000             --
Payments on term loans...................................    (165,000)    (132,000)       (39,000)
Redemptions of redeemable preferred shares...............     (70,000)     (70,000)       (70,000)
Other....................................................          --           --        (70,000)
                                                           ----------   ----------   ------------
Net cash provided by (used in) financing activities......    (226,000)     713,000         76,000
                                                           ----------   ----------   ------------
Net increase (decrease) in cash and cash equivalents.....    (680,000)   2,646,000      1,839,000
Cash and cash equivalents at beginning of year...........   2,541,000    1,861,000      4,507,000
                                                           ----------   ----------   ------------
Cash and cash equivalents at end of year.................  $1,861,000   $4,507,000   $  6,346,000
                                                           ==========   ==========   ============
Supplemental disclosures of cash flow information
Cash paid for interest...................................  $   32,000   $    9,000   $      2,000
Cash paid for income taxes...............................          --           --   $     61,000
Supplemental schedule of non-cash investing and financing
  activities
Issuance of subordinated, convertible debt for purchase
  of in-process research and development.................          --           --   $ 15,000,000
Preferred shares converted to common shares..............  $    3,000   $  895,000        300,000
Subordinated debt converted to common shares.............          --    2,923,000             --

                            See accompanying notes.

                                  IOMED, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     IOMED, Inc., a Utah corporation (the "Company"), develops, manufactures and commercializes controllable drug delivery systems using iontophoresis technology.

  Discontinued Operations

     On December 31, 1996, the Company sold the assets of its Motion Control Division, which was engaged in the research, development, manufacture and sale of advanced myoelectric prosthetic devices. Accordingly, the consolidated statements of operations for the years ended June 30, 1996 and 1995 have been restated to present the results of operations of the Motion Control Division as a discontinued operation (see Note 4).

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its 80% owned subsidiary, Dermion, Inc. ("Dermion"). Dermion was formed in April 1996 to conduct advanced research and development of iontophoretic drug delivery systems on its own behalf and on behalf of third party clients. The remaining 20% interest of Dermion is reflected as minority interest in the accompanying financial statements. All significant intercompany transactions and accounts have been eliminated.

  Cash Equivalents

     The Company considers all highly-liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

  Concentrations of Credit Risk

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and trade accounts receivable. Cash and cash equivalents are held in federally insured financial institutions or invested in high grade short-term commercial paper issued by major United States corporations. The Company sells its products primarily to, and has trade accounts receivable with, independent durable medical equipment dealers in the United States and abroad. Less than 10% of product sales are to foreign customers. As a general policy, collateral is not required for accounts receivable; however, the Company maintains an allowance for losses based upon expected collections of accounts receivable. Additionally, customers' financial condition and credit worthiness are regularly evaluated and historical losses have not been material. During the periods presented, none of the Company's customers accounted for more than 10% of net product sales. Accordingly, the Company considers concentrations of credit risk with respect to trade accounts receivable to be low.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories consisted of the following and, at June 30, 1996, included $613,000 in inventory associated with the Company's discontinued operations:

                                                              JUNE 30,
                                                       ----------------------
                                                          1996         1997
                                                       ----------    --------
Raw materials......................................    $  862,000    $568,000
Work-in-progress...................................        72,000      31,000
Finished goods.....................................       228,000     115,000
                                                       ----------    --------
                                                       $1,162,000    $714,000
                                                       ==========    ========

                                  IOMED, INC.

  Equipment and Furniture

     Equipment and furniture are stated at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized over the term of the lease or the useful life of the improvements, whichever is shorter. Equipment and furniture consisted of the following and, at June 30, 1996, included $50,000 in equipment net of accumulated depreciation associated with the Company's discontinued operations:

                                                             JUNE 30,
                                                    --------------------------
                                                       1996           1997
                                                    -----------    -----------
Manufacturing equipment...........................  $ 1,961,000    $ 1,896,000
Office and research and development equipment.....    1,294,000      1,381,000
Leasehold improvements............................      632,000        608,000
                                                    -----------    -----------
                                                      3,887,000      3,885,000
Less accumulated depreciation and amortization....   (3,410,000)    (3,500,000)
                                                    -----------    -----------
                                                    $   477,000    $   385,000
                                                    ===========    ===========

  Revenue Recognition

     Revenues on product sales are generally recognized upon shipment. Contract research revenue and license fees are recognized as earned.

  Patent Development Costs

     In connection with its research and development efforts, the Company incurs certain costs in the preparation, application, filing, maintenance and defense of patents and trademarks. Where such costs primarily relate to patents and trademarks covering technologies or products which are under development or in the early stages of commercialization, the Company expenses such costs as incurred.

  Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options rather than adopting the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123). Under APB 25, because the exercise price of the Company's share options equals the market price of the underlying shares on the date of grant, the Company does not recognize any compensation expense.

  Income Taxes

     The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Earnings (Loss) Per Share

     The Company's net income (loss) per share is based upon the weighted average number of common shares outstanding during the periods. Common share equivalents (stock options, warrants, convertible

                                  IOMED, INC.

preferred shares and convertible debt), as determined using the treasury stock method, have been excluded from the computations in those periods where their inclusion would have an anti-dilutive effect. The Company issued no shares and equivalent shares for nominal consideration during the three year period prior to the proposed offering as provided in Securities and Exchange Commission Staff Accounting Bulletin No. 98 (SAB 98) issued in February 1998. Accordingly, no adjustment has been made to earnings (loss) per share as a result of SAB 98.

  New Accounting Pronouncements

     In 1997, the FASB issued two new statements, SFAS No. 130-Reporting Comprehensive Income and SFAS No. 131-Disclosures about Segments of an Enterprise and Related Information. As of June 30, 1997, these statements were either not effective or not yet adopted by the Company. The Company believes the new standards will not have a material impact on the Company's financial statements.

  Estimates

     Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

     Certain reclassifications have been made to prior year financial statements to conform to the financial statement presentation included herein.

 2. PURCHASE OF IN-PROCESS RESEARCH AND DEVELOPMENT

     In March 1997, the Company entered into agreements with Elan Corporation, plc ("Elan"), an international developer of advanced drug delivery systems, to obtain an exclusive, worldwide license for the commercial development of certain of Elan's in-process research and development in the field of iontophoretic drug delivery, including both issued and pending patents, know-how and clinical data. Pursuant to the agreements, the Company paid Elan a one time fee of $15,000,000, issued warrants to purchase up to 104,166 common shares at a price of $21.60 per share and agreed to pay Elan certain royalties on net revenues derived from sales of its iontophoretic drug delivery products. Both the number and share price of the warrants are subject to adjustment for certain corporate transactions. Payment of the fee was funded by the issuance of two subordinated convertible notes to Elan in an aggregate principal amount of $15,000,000 (See Notes 3 and 7).

 3. NON-RECURRING CHARGES

     The intended clinical applications, as well as alternative future applications, of the technologies purchased from Elan (see Note 2) are in the early stages of research, design and clinical development, subject to numerous technological, regulatory, and commercial risks and, therefore, represent in-process research and development. Accordingly, during fiscal 1997, the Company recorded a non-recurring charge of $15,059,000 reflecting the write-off of the in-process research and development purchased, including the fee and related transaction costs.

     During fiscal 1996, a suit was filed against the Company by a competitor alleging, among other things, that a recently introduced product of the Company infringed upon the competitor's trade dress. In February 1996, a federal court granted the plaintiff's request for a preliminary injunction. Thereupon, the

                                  IOMED, INC.

Company entered into a settlement agreement with the plaintiffs. The total costs incurred in connection with the suit were approximately $430,000, which amount includes legal fees, court costs and damages paid to the plaintiff, legal fees incurred by the Company and inventory rework costs. The settlement agreement will not have any material impact on the Company's ability to continue to manufacture and sell its products, including the new product which gave rise to the litigation.

 4. DISCONTINUED OPERATIONS

     In December 1996, the Company sold the assets of its Motion Control Division, which was engaged in the research, development, manufacture and sale of myoelectric prosthetic devices. In addition, the Company granted a worldwide, exclusive license to certain patent rights covering the products manufactured by the division to the purchaser. Proceeds from the sale, which closed in January 1997, were $1,000,000 and the Company is entitled to receive royalties on future product sales of the purchaser. No significant gain or loss was recognized on the sale. Included in accounts receivable at June 30, 1996 is $351,000 associated with the Company's discontinued operations. The results of operations of the Motion Control Division prior to its sale have been classified as discontinued operations in the accompanying statements of operations. No interest expense has been allocated to discontinued operations and income taxes have been allocated based upon statutory rates. A summary of the results of discontinued operations is as follows:

                                              FISCAL YEARS ENDED JUNE 30,
                                          ------------------------------------
                                             1995          1996         1997
                                          ----------    ----------    --------
Net product sales.......................  $2,081,000    $2,186,000    $957,000
Income taxes............................  $  173,000    $  120,000    $ 26,000
Income from discontinued operations.....  $  290,000    $  201,000    $ 44,000

 5. INVESTMENTS IN MARKETABLE DEBT SECURITIES

     Debt securities are classified as held-to-maturity when the Company has the intent and ability to hold the security to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity, which approximates quoted fair market values. Such amortization as well as interest earned is included in interest income. As of June 30, 1996 and 1997, all investments were classified as held-to-maturity and consisted of United States corporate securities totaling $3,757,000 and $4,635,000, respectively, and are included with cash and cash equivalents.

 6. ACCRUED LIABILITIES

     Accrued liabilities consisted of the following:

                                                               JUNE 30,
                                                         --------------------
                                                           1996        1997
                                                         --------    --------
Payroll and related benefits...........................  $431,000    $436,000
Accrued facilities costs...............................   146,000      69,000
Professional fees......................................    70,000     126,000
Warranty...............................................    76,000      10,000
Other..................................................   229,000     303,000
                                                         --------    --------
                                                         $952,000    $944,000
                                                         ========    ========

     In 1995, the Company's board of directors approved management's plan to consolidate the Company's operating facilities. Under the plan, certain office facilities currently under lease through December 1999 have been left idle. Accordingly, the Company recorded charges and accrued facilities costs in the amount of $180,000 and $53,000 in 1995 and 1996, respectively, which represents the total committed lease obligation for

                                  IOMED, INC.

the idle space, plus estimated maintenance and construction costs. At June 30, 1997, approximately $69,000 of these charges remained in accrued liabilities.

 7. SUBORDINATED, CONVERTIBLE DEBT

     In connection with the purchase of in-process research and development from Elan (see Note 2), the Company issued two promissory notes to Elan, the A Note and the B Note, in the amount of $10,000,000 and $5,000,000, respectively. Both notes are subordinated to any existing or future indebtedness incurred to finance working capital or the purchase of fixed assets in the normal course of business. The carrying value of these notes approximates fair market value since interest rates are based upon current market rates.

     The A Note accrues interest at prime plus one percent (9.5% at June 30, 1997), payable at maturity. Upon the completion of an initial registered public offering of common shares or in any event on April 1, 1999, the note, together with all accrued interest thereon, will be exchanged for common shares of the Company. If the triggering event is an initial registered public offering, the Company will issue 833,333 common shares, as adjusted for certain corporate transactions, in exchange for the note. If an initial public offering is not previously consummated, then on April 1, 1999, in exchange for the indebtedness under the A Note, the Company will issue shares at an exchange price of $12.00 per share, which exchange price is subject to adjustment under certain conditions.

     The B Note accrues interest at prime plus one percent (9.5% at June 30, 1997). The B Note plus any accrued and unpaid interest thereon will become due and payable immediately upon the completion of an initial registered public offering of common shares. If not pre-paid pursuant to an initial registered public offering or otherwise, the B Note, becomes due and payable in five equal installments of principal of $1,000,000 on each of the fifth, sixth, seventh, eighth and ninth anniversaries of the note, together, in each case with any accrued and unpaid interest thereon.

     In June 1993, the Company entered into a research and development agreement with Laboratoires Fournier, a French pharmaceutical company ("Fournier") to collaborate in the joint development and commercialization of certain drug delivery systems. In connection with this transaction, in July 1993, the Company borrowed $3,000,000 ($2,923,000, net of debt issuance costs) from Fournier pursuant to a subordinated, convertible note. In March 1996, the companies reached a mutual agreement to terminate their collaborative development efforts. Among other things, the agreement provided for the conversion of the $3,000,000 subordinated, convertible note, at a conversion rate of $8.88 per share, into 337,838 common shares.

 8. COMMITMENTS

     The Company leases space and certain equipment under noncancellable operating lease agreements that expire at various dates through December 1999. Rental expense for such leases was $225,000, $227,000 and $218,000 for the years ended June 30, 1995, 1996 and 1997, respectively. It is generally expected that, in the normal course of business, operating leases that expire will be renewed or replaced by other leases with similar terms. Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) at June 30, 1997 were $86,000.

 9. ROYALTY AGREEMENTS

     The Company is the licensee under a royalty agreement with the University of Utah Research Foundation. This agreement provides for the payment of royalties to the licensor based upon net sales of the products under royalty until the year 2006. Royalty expense in each of the three years in the period ended June 30, 1997 was not material.

                                  IOMED, INC.

10. REDEEMABLE, CONVERTIBLE PREFERRED SHARES

     In connection with a reorganization of the Company in fiscal 1988, the Company issued 878,254 shares of $.001 par value redeemable convertible preferred shares in three series; Series A, Series B and Series C. Pursuant to the terms of such preferred shares, the Series A shares were redeemed in equal installments beginning in July 1992 through July 1996 at a redemption price of $25.00 per share and the Series B shares (828,254 shares with a carrying value of $1,500,000) were converted prior to July 15, 1996 into common shares on a share for share basis at the equivalent of $1.811 per share.

     The Series C preferred shares outstanding as of June 30, 1997 are comprised of 36,000 shares with an aggregate redemption value of $900,000. The Series C preferred shares are redeemable at $25.00 per share in five equal annual installments beginning in July 1997. Unless converted to common shares, mandatory redemption requirements on the Series C preferred shares are $180,000 annually from 1998 through 2002. The Company may redeem all or part of the preferred shares to the extent of its unreserved and unrestricted retained earnings at any time prior to the required redemption dates.

     Prior to redemption, each share of the Series A, B and C preferred shares either are, or were, as applicable, convertible on a share for share basis, at the option of the holder, into common shares. The conversion ratio is subject to adjustment based on the issue price of additional shares, options, or rights to common shares issued. Each outstanding preferred share will automatically convert to one common share upon the sale of common shares of the Company pursuant to a registration statement under the Securities Act of 1933, the public offering price of which is not less than $5.4331 per share and which results in gross proceeds to the Company of at least $5,000,000.

     Each share of the Series A, B and C preferred shares has a voting right equal to one vote for each common share into which the preferred share could be converted as outlined above. The holders of the preferred shares have voting rights and powers equal to those of the holders of common shares and vote with the holders of common shares and not as a separate class. Under no circumstances are the holders of any series of preferred shares entitled to vote separately on any matter.

     Dividends are non-cumulative and are to be paid on the preferred shares only as authorized by the Board of Directors. In the event of liquidation of the Company, each outstanding preferred share converts into one common share. No dividend (other than a dividend payable solely in common shares) may be declared or paid on common shares unless an equal or greater dividend per share has first been declared and paid on each preferred share. Each preferred share, regardless of its series, must be paid the same dividend per share. No dividends have been declared or paid to date.

11. RESEARCH & DEVELOPMENT

     In July 1995, the Company entered into an interim research and development agreement with Ciba-Geigy Corporation ("Ciba"), an affiliate of a Swiss pharmaceutical company, to evaluate the feasibility of delivering certain Ciba compounds using the Company's iontophoretic drug delivery technologies. In March 1996, this interim agreement was superseded by a long-term research and development agreement with Ciba. In conjunction with the research and development agreement, the Company formed Dermion, a wholly-owned subsidiary established to conduct advanced iontophoretic drug delivery systems development. The Company contributed cash, fixed assets and non-exclusive licenses to certain technology, valued at a historical cost of approximately $1,300,000 to Dermion, in exchange for common shares. Concurrently, Ciba acquired a 20% equity interest in Dermion for $1,000,000 in cash. Pursuant to a separate shareholder's agreement, Ciba is entitled to a premium of up to $1,250,000 in the event of a change in control of Dermion.

     Ciba-Geigy Corporation and Sandoz Corporation merged and, as a result, formed Novartis Pharmaceuticals Corporation.

                                  IOMED, INC.

     Currently, the term of the agreement extends through December 31, 1998. The agreement automatically renews for additional one year terms, unless terminated, by either party, with written notice six months prior to any anniversary date. During the term of the research and development agreement, Novartis is obligated to provide Dermion with research funding for the development of proprietary iontophoretic drug delivery systems designed to deliver Novartis compounds. Also, during the term of the agreement, Novartis has certain rights to the Company's technologies for certain specific therapeutic indications using Novartis proprietary drugs or specified generic compounds. The agreement further provides that Dermion will be entitled to milestone payments upon the achievement of certain performance targets and to future royalties on Novartis' sales of products developed pursuant to the research. Dermion is currently devoting the majority of its research and development capabilities to the development of these systems for Novartis. Research funding payments and license fees paid pursuant to the agreement with Novartis totaled $2,409,000 and $1,750,000, respectively, in fiscal years ended June 30, 1996 and 1997. As of June 30, 1997, the Company had a receivable, in the amount of $301,000, due from Novartis, for research services rendered, which is included in accounts receivable in the accompanying balance sheet.

12. EMPLOYEE BENEFIT PLAN

     The Company has established a 401(k) savings plan for its full-time employees. The Company makes a matching contribution based on a percentage of the contributions of participating employees. The Company contributed approximately $24,000 during each of the years ended June 30, 1995 and 1996 and approximately $19,000 during fiscal 1997.

13. INCOME TAXES

     Deferred taxes result from differences in the carrying value of various assets and liabilities between income tax reporting and financial reporting purposes. These differences arise from differing depreciation methods, and other reserves that are deductible in different periods for tax and financial reporting purposes.

     The approximate tax effect of temporary differences, net operating loss carryforwards and tax credit carryforwards as of June 30, 1997 and 1996 is as follows:

                                                        1996          1997
                                                     ----------    -----------
Deferred tax assets:
  Net operating loss carryforwards.................  $1,602,000    $ 1,515,000
  Book in excess of tax depreciation...............     307,000        264,000
  Book in excess of tax amortization...............          --      5,502,000
  Tax credit carryforwards.........................     525,000        577,000
  Reserves.........................................     326,000        265,000
  Other............................................          --             --
                                                     ----------    -----------
Total deferred tax assets..........................   2,760,000      8,123,000
Valuation allowance................................  (2,760,000)    (8,123,000)
                                                     ----------    -----------
Net deferred tax assets............................  $       --    $        --
                                                     ==========    ===========

     There were no significant deferred tax liabilities in 1996 or 1997. The valuation allowance increased by $5,363,000 during the fiscal year.

                                  IOMED, INC.

     There were no deferred income tax provisions in any of the years presented. Significant components of the provision for income taxes attributable to continuing operations are as follows.

                                                1995         1996       1997
                                              ---------    --------    ------
Current:
  Federal...................................  $(158,000)   $(72,000)   $5,000
  State.....................................    (15,000)     (7,000)       --
                                              ---------    --------    ------
Total current provision.....................  $(173,000)   $(79,000)   $5,000
                                              =========    ========    ======

     The reconciliation of income taxes at the statutory United States federal income tax rate and the Company's effective income tax rate attributable to continuing operations is as follows:

                                                      1995     1996     1997
                                                      -----    -----    -----
United States statutory rate (percentage)...........  (34.0)%   34.0%   (34.0)%
State tax, net of federal tax benefit...............   (3.3)%    3.3%    (3.3)%
Credits.............................................   (8.1)%   (1.7)%   (0.4)%
Effect of NOL carryforward and valuation
  allowance.........................................   27.3%   (42.0)%   37.3%
Other...............................................    2.7%     0.9%     0.4%
                                                      -----    -----    -----
Effective income tax rate (percentage)..............  (15.4)%   (5.5)%     --%
                                                      =====    =====    =====

     As of June 30, 1997, the Company had approximately $4,147,000 in federal and state net operating loss carryforwards, and $577,000 in federal tax credit carryforwards, that expire from 2001 through 2012. Utilization of the Company's net operating loss and credit carryforwards is limited to the future taxable income of the Company. Under the "change of ownership" provisions of the Internal Revenue Code, utilization of these net operating loss and credit carryforwards may be subject to substantial annual limitation.

14. STOCK OPTIONS AND WARRANTS

     The Company has an Employee Stock Option Plan (the Plan) for which 520,833 common shares have been reserved. The Plan allows grants of incentive options and nonqualified options to purchase common shares at a price that is not less than the fair market value on the date of grant. The option price and dates the options become exercisable and expire are determined by the Board of Directors on an option-by-option basis.

     Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using a Minimum Value option pricing model with the following weighted average assumptions for fiscal years ended June 30, 1996 and 1997: risk-free interest rate of approximately 6.4% and 6.3%; dividend yield of 0%; and a weighted-average expected life of the option of 6 years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Because the effect of SFAS No. 123-Accounting for Stock Based Compensation is prospective, the initial impact on pro forma net income (loss) may not be representative of compensation expense in future years. The effect on the Company's pro forma results for each of the fiscal years ended June 30, 1996 and 1997 was not material (less than $0.05 per share).

                                  IOMED, INC.

     A summary of stock option activity, and related information for the years ended June 30, 1995, 1996, and 1997 follows:

                                                  1995                   1996                   1997
                                          --------------------   --------------------   --------------------
                                                     WEIGHTED-              WEIGHTED-              WEIGHTED-
                                                      AVERAGE                AVERAGE                AVERAGE
                                                     EXERCISE               EXERCISE               EXERCISE
                                          OPTIONS      PRICE     OPTIONS      PRICE     OPTIONS      PRICE
                                          -------    ---------   -------    ---------   -------    ---------
Outstanding at beginning of year........  272,031       --       293,620      $3.41     328,610      $4.51
Granted.................................   60,729       --        84,271       6.19      15,417       6.72
Exercised...............................  (14,930)      --       (43,974)      0.48      (6,483)      1.01
Canceled................................  (24,210)      --        (5,307)      4.37      (7,163)      4.18
                                          -------                -------                -------
Outstanding at end of year..............  293,620       --       328,610      $4.51     330,381      $4.70
                                          =======                =======                =======
Exercisable at end of year..............  173,833       --       175,416      $3.64     220,706      $4.13
Weighted-average fair value of options
  granted during the year...............       --                $  1.97                $  2.11

     Exercise prices for options outstanding as of June 30, 1997 ranged from $0.38 to $6.72. The weighted average remaining contractual life of the options is 6 years. Below are the segregated ranges of exercise prices as of June 30, 1997:

                                                              RANGE OF EXERCISE PRICES
                                                       --------------------------------------
                                                       $0.38-0.72    $2.16-3.60    $4.80-6.72
                                                       ----------    ----------    ----------
Options outstanding..................................      20,313        49,876       260,192
Weighted-average exercise price of options
  outstanding........................................  $     0.58    $     2.83    $     5.38
Weighted-average remaining contractual life of
  options outstanding................................     2 years       4 years       7 years
Options exercisable..................................      20,313        49,876       150,517
Weighted-average exercise price of options
  exercisable........................................  $     0.58    $     2.83    $     4.99

     The Company has issued three warrants which entitle the holders thereof to acquire common shares of the Company. In March 1997, the Company issued a warrant to Elan to acquire up to 104,166 shares for an exercise price of $21.60 per share. In December 1996, the Company issued a warrant to the Alliance of Children's Hospitals, Inc. to acquire up to 44,791 shares for an exercise price of $8.88 per share. In June 1995, the Company issued a warrant to the Silicon Valley Bank to acquire up to 2,083 shares for an exercise price of $4.80 per share. The warrants expire in April 2002, December 2003 and June 2002, respectively.

15.  SUBSEQUENT EVENTS

  Initial Public Offering

     On October 3, 1997, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission pursuant to which the Company intends to consummate an initial public offering of newly issued common shares.

  Reverse Stock Split

     On November 7, 1997, pursuant to a vote of the shareholders, the Company effected a one for 4.8 reverse share split for each common and preferred share then outstanding and amended and restated its Articles of Incorporation and Corporate Bylaws. Among other things, these amendments changed the par value of the Company's common shares from $0.001 per share to no par value common shares; increased the number of authorized common shares from 40,000,000 shares to 100,000,000 shares; and increased the number of

                                  IOMED, INC.

authorized preferred shares from 4,215,618 shares to 10,000,000 shares. For comparative purposes, all share amounts in the accompanying financial statements and related footnotes have been retroactively restated to reflect the effects of the reverse stock split and the increases in the authorized shares of the Company's common and preferred shares.

  Novartis Exchange Agreement

     Effective November 1, 1997, the Company entered into an Exchange Agreement with Novartis Pharmaceuticals Corporation. Among other things, the Exchange Agreement provided for the exchange of Novartis' 20% minority interest in Dermion, the Company's research and development subsidiary, for 238,541 common shares of the Company and warrants to purchase, under certain conditions, through November 1, 2002 an additional 18,750 common shares at a price equal to $21.60 per share, making Dermion a wholly owned subsidiary of Iomed, Inc. In addition, the Company and Novartis amended their research and development agreement to, among other things, expand Iomed's rights to conduct research and development in areas other than in the areas of acute local inflamation and local dermal anesthesia.

16. ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

     In 1997, the FASB issued SFAS No. 128-Earnings Per Share, which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previous calculation of fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS 128 requirements.

     Earnings (loss) from continuing operations as presented on the statement of operations represents the numerator used in calculating basic and diluted earnings per share. The following table sets forth the computation of the shares used in determining basic and diluted earnings per share:

                                                               1995     1996      1997
                                                              ------    -----    ------
                                                                   (IN THOUSANDS)
Denominator for basic earnings per share -- weighted average
  shares....................................................   2,038    3,170     3,109
Dilutive securities: preferred stock, convertible debt,
  warrants and stock options................................      --      540        --
                                                              ------    -----    ------
Denominator for diluted earnings per share -- adjusted
  weighted average shares and assumed conversions...........   2,038    3,710     3,109
                                                              ======    =====    ======
Earnings (loss) per share from continuing operations:
  Basic.....................................................  $(0.47)   $0.49    $(4.52)
  Diluted...................................................  $(0.47)   $0.42    $(4.52)

     Options and warrants to purchase 517,000 shares of common stock were outstanding at June 30, 1997, but were not included in the computation of diluted earnings per share because they were anti-dilutive. Additionally, convertible debt and preferred shares which were convertible into approximately 870,000 shares of common stock at June 30, 1997 were also excluded from the computation of diluted earnings per share because they were anti-dilutive.

                                  IOMED, INC.

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1997
                                  (UNAUDITED)

                                  IOMED, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                JUNE 30,      DECEMBER 31,
                                                                  1997            1997
                                                              ------------    ------------
                                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $  6,346,000    $  5,316,000
  Accounts receivable.......................................     1,189,000       1,371,000
  Inventories...............................................       714,000         838,000
  Prepaid expenses..........................................        12,000          15,000
                                                              ------------    ------------
          Total current assets..............................     8,261,000       7,540,000
Equipment and furniture, net................................       385,000         457,000
Other assets................................................        18,000         905,000
                                                              ------------    ------------
          Total Assets......................................  $  8,664,000    $  8,902,000
                                                              ============    ============

Current liabilities:
  Trade accounts payable....................................  $    171,000    $    235,000
  Accrued liabilities.......................................       944,000         907,000
  Current portion of long-term obligations..................         2,000              --
                                                              ------------    ------------
          Total current liabilities.........................     1,117,000       1,142,000
Commitments
Minority interest...........................................       898,000              --
Redeemable, convertible preferred shares....................       900,000         720,000
Subordinated, convertible debt..............................    15,240,000      15,815,000
Shareholders' equity (deficit):
  Common shares.............................................    12,047,000      12,901,000
  Accumulated deficit.......................................   (21,538,000)    (21,676,000)
                                                              ------------    ------------
          Total shareholders' equity (deficit)..............    (9,491,000)     (8,775,000)
                                                              ------------    ------------
          Total liabilities and shareholders' equity
            (deficit).......................................  $  8,664,000    $  8,902,000
                                                              ============    ============

                            See accompanying notes.

                                  IOMED, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  SIX MONTHS ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996          1997
                                                                 ----          ----
                                                                    (UNAUDITED)
Revenues:
  Product sales.............................................  $3,619,000    $4,071,000
  Contract research revenue, royalties and license fees.....   1,042,000       912,000
                                                              ----------    ----------
          Total revenues....................................   4,661,000     4,983,000
Operating costs and expenses:
  Cost of products sold.....................................   1,651,000     1,770,000
  Research and development..................................     793,000       727,000
  Selling, general and administrative.......................   1,587,000     2,207,000
                                                              ----------    ----------
          Total costs and expenses..........................   4,031,000     4,704,000
                                                              ----------    ----------
Income from operations......................................     630,000       279,000
Interest expense............................................       2,000       574,000
Interest income and other, net..............................     126,000       168,000
                                                              ----------    ----------
Income (loss) from continuing operations before income taxes
  and minority interest.....................................     754,000      (127,000)
Minority interest...........................................      38,000        11,000
Income tax (benefit)........................................      (2,000)           --
                                                              ----------    ----------
Income (loss) from continuing operations....................     718,000      (138,000)
Income from discontinued operations, net of income taxes....      44,000            --
                                                              ----------    ----------
Net income (loss)...........................................  $  762,000    $ (138,000)
                                                              ==========    ==========
BASIC INCOME (LOSS) PER COMMON SHARE:
Income (loss) from continuing operations....................  $      .23    $     (.04)
Income (loss) from discontinued operations..................         .02            --
                                                              ----------    ----------
Net income (loss)...........................................  $      .25    $     (.04)
                                                              ==========    ==========
DILUTED INCOME (LOSS) PER COMMON SHARE:
Income (loss) from continuing operations....................  $      .22    $     (.04)
Income from discontinued operations.........................         .02            --
                                                              ----------    ----------
Net income (loss)...........................................  $      .24    $     (.04)
                                                              ==========    ==========

                            See accompanying notes.

                                  IOMED, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  SIX MONTHS ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996          1997
                                                              ----------    ----------
                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................  $  762,000    $ (138,000)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.............................     169,000       117,000
  Interest expense..........................................          --       574,000
  Minority interest.........................................      38,000        11,000
  Changes in assets and liabilities:
     Accounts receivable....................................     109,000      (183,000)
     Inventories............................................    (222,000)     (124,000)
     Prepaid expenses and other assets......................       7,000        (2,000)
     Trade accounts payable.................................     187,000        64,000
     Other current liabilities..............................    (197,000)     (367,000)
                                                              ----------    ----------
Net cash provided by (used in) operating activities.........     853,000       (48,000)
                                                              ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment and furniture........................     (87,000)     (188,000)
Purchase of patent license..................................          --      (214,000)
                                                              ----------    ----------
Net cash provided by (used in) investing activities.........     (87,000)     (402,000)
                                                              ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares.....................     255,000        21,000
Payments on term loans......................................     (21,000)       (3,000)
Redemptions of redeemable preferred shares..................     (70,000)     (180,000)
Costs associated with capital transactions..................          --      (418,000)
                                                              ----------    ----------
Net cash provided by (used in) financing activities.........     164,000      (580,000)
                                                              ----------    ----------
Net increase (decrease) in cash and cash equivalents........     930,000    (1,030,000)
Cash and cash equivalents at beginning of period............   4,507,000     6,346,000
                                                              ----------    ----------
Cash and cash equivalents at end of period..................  $5,437,000    $5,316,000
                                                              ==========    ==========

                            See accompanying notes.

                                  IOMED, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     IOMED, Inc., a Utah corporation (the "Company"), develops, manufactures and commercializes controllable drug delivery systems using proprietary iontophoretic technology. Iontophoresis is a method of enhancing and controlling the transport of drugs through the skin utilizing a low level electrical current.

  Discontinued Operations

     On December 31, 1996, the Company sold the assets of its Motion Control Division, which was engaged in the research, development, manufacture and sale of advanced myoelectric prosthetic devices. Accordingly, the consolidated statement of operations for the six months ended December 31, 1996 presents the results of operations of the Motion Control Division as a discontinued operation. There were no remaining assets or liabilities related to discontinued operations reflected in the financial statements as of December 31, 1997 or June 30, 1997.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Dermion, Inc. ("Dermion"). Dermion was formed in April 1996 to conduct advanced research and development of iontophoretic systems on its own behalf and on behalf of third party clients. All significant intercompany transactions and accounts have been eliminated.

  Basis of Presentation

     In the opinion of management, the accompanying condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position of the Company as of December 31, 1997 and the results of its operations and cash flows for the six month periods ended December 31, 1997 and 1996. The operating results for the interim periods are not necessarily indicative of the results for a full year. These statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended June 30, 1997, included elsewhere in this prospectus.

  Earnings (Loss) Per Share

     The Company's net income (loss) per share is based upon the weighted average number of common shares outstanding during the periods. Common share equivalents (stock options, warrants, convertible preferred shares and convertible debt), as determined using the treasury stock method, have been excluded from the computations in those periods where their inclusion would have an anti-dilutive effect. The Company issued no shares and equivalent shares for nominal consideration during the three year period prior to the proposed offering as provided under Securities and Exchange Commission Staff Accounting Bulletin No. 98 (SAB 98) issued in February 1998. Accordingly, no adjustment has been made to earnings (loss) per share as a result of SAB 98.

                                  IOMED, INC.

                                  (UNAUDITED)

 2. INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories consisted of the following at December 31, 1997 and June 30, 1997:

                                                      JUNE 30,      DECEMBER 31,
                                                        1997            1997
                                                      ---------    --------------
Raw materials.......................................  $568,000        $717,000
Work-in-progress....................................    31,000           8,000
Finished goods......................................   115,000         113,000
                                                      --------        --------
                                                      $714,000        $838,000
                                                      ========        ========

  3. DISCONTINUED OPERATIONS

     In December 1996, the Company sold the assets of its Motion Control Division which was engaged in the research, development, manufacture and sale of myoelectric prosthetic devices. In addition, the Company granted a worldwide, exclusive license to certain patent rights covering the products manufactured by the division to the purchaser. Proceeds from the sale, which closed in January 1997, were $1,000,000 and the Company is entitled to receive royalties on future product sales of the purchaser. No significant gain or loss was recognized on the sale. The results of operations of the Motion Control Division prior to its sale have been classified as discontinued operations in the accompanying statements of operations. No interest expense has been allocated to discontinued operations and income taxes have been allocated based upon statutory rates. A summary of the results of discontinued operations is as follows:

                                                              SIX MONTHS ENDED
                                                             DECEMBER 31, 1996
                                                             ------------------
Net product sales........................................         $957,000
Income tax expense.......................................         $ 26,000
Income from discontinued operations......................         $ 44,000

 4. SIGNIFICANT EVENTS

  Initial Public Offering

     On October 3, 1997, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission pursuant to which the Company intends to consummate an initial public offering of newly issued common shares.

  Reverse Stock Split

     On November 7, 1997, pursuant to a vote of the shareholders, the Company effected a one for 4.8 reverse share split for each common and preferred share then outstanding and amended and restated its Articles of Incorporation and Corporate Bylaws. Among other things, these amendments changed the par value of the Company's common shares from $0.001 per share to no par value common shares; increased the number of authorized common shares from 40,000,000 shares to 100,000,000 shares; and increased the number of authorized preferred shares from 4,215,618 shares to 10,000,000 shares. For comparative purposes, all share amounts in the accompanying financial statements and related footnotes have been retroactively restated to reflect the effects of the reverse stock split and the increases in the authorized shares of the Company's common and preferred shares.

                                  IOMED, INC.

                                  (UNAUDITED)

  Novartis Exchange Agreement

     Effective November 1, 1997, the Company entered into an Exchange Agreement with Novartis Pharmaceuticals Corporation. Among other things, the Exchange Agreement provided for the exchange of Novartis' 20% minority interest in Dermion, the Company's research and development subsidiary, for 238,541 common shares of the Company and warrants to purchase, under certain conditions, through November 1, 2002, an additional 18,750 common shares at a price equal to $21.60 per share, making Dermion a wholly owned subsidiary of Iomed, Inc. In addition, the Company and Novartis amended their research and development agreement to, among other things, expand Iomed's rights to conduct research and development in areas other than in the areas of acute local inflammation and local dermal anesthesia.

 5. ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

     In 1997, the FASB issued SFAS No. 128-Earnings Per Share, which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previous calculation of fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS 128 requirements.

     Earnings (loss) from continuing operations as presented on the statement of operations represents the numerator used in calculating basic and diluted earnings per share. The following table sets forth the computation of the shares used in determining basic and diluted earnings per share:

                                                              1996      1997
                                                              -----    ------
                                                              (IN THOUSANDS)
Denominator for basic earnings per share -- weighted average
  shares....................................................  3,083     3,212
Dilutive securities: preferred stock, warrants and stock
  options...................................................    145        --
                                                              -----    ------
Denominator for diluted earnings per share -- adjusted
  weighted average shares and assumed conversions...........  3,228     3,212
                                                              =====    ======
Earnings (loss) from continuing operations:
  Basic.....................................................  $0.23    $(0.04)
  Diluted...................................................  $0.22    $(0.04)

     Options and warrants to purchase approximately 505,000 shares of common stock were outstanding at December 31, 1997, but were not included in the computation of diluted earnings per share because they were anti-dilutive. Additionally, convertible debt and preferred shares which were convertible into approximately 862,000 shares of common stock at December 31, 1997, were excluded from the computation of diluted earnings per share because they were anti-dilutive.

                              [INSIDE BACK COVER]

                  [GRAPHICS DEPICTING THE COMPANY'S PRODUCTS]

------------------------------------------------------

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    8
Transactions Related to the Offering...   21
Use of Proceeds........................   22
Capitalization.........................   23
Dividend Policy........................   23
Dilution...............................   24
Selected Consolidated Financial Data...   25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   26
Business...............................   31
Management.............................   54
Certain Transactions...................   61
Principal Shareholders.................   62
Description of Capital Shares..........   64
Shares Eligible for Future Sale........   67
Underwriting...........................   69
Legal Matters..........................   70
Experts................................   70
Additional Information.................   71
Index to Consolidated Financial
  Statements...........................  F-1

     UNTIL MAY 18, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------------
PROSPECTUS                                                        APRIL 23, 1998
------------------------------------------------------

1,700,000 COMMON SHARES

LOGO

                         ------------------------------

EVEREN SECURITIES, INC.
HANIFEN, IMHOFF INC.
WEDBUSH MORGAN SECURITIES
------------------------------------------------------